

Notice of 2021 Annual Meeting of Stockholders and Proxy Statement

Table of Contents

On grit, rebuilding and the longest year

Dear Fellow Stockholder: April 29, 2021

When looking back at 2020, we need to take note of so many things – the lost social connections, the lost jobs, the lost lives. But something else deserves attention as well. It's the perseverance that carried people into the new year and created space for hope to survive and eventually flourish.

That sentiment was exemplified by Michelle Cadore, a fashion boutique owner in Brooklyn, New York, who knows the path for a business is never a straight line forward.

"You lose some, you win some, you start over, you try again," she said matter-of-factly earlier this year.

The same resilience came through from hospital staff, emergency responders, delivery workers, grocery clerks, parents and teachers. We saw it with our business partners around the world, the startups we mentor, our government contacts, our suppliers and especially our 21,000 employees.

It's in that drive to get back up Cadore describes that we will rebuild together. How we rebuild is not only the most difficult part but also the most exciting. It's up to us to push for real changes to make for a better, more inclusive world. For Mastercard, we need to keep advancing the technologies that supported people through the last year. It will be important to take from 2020 the lesson of dogged grit and use it to work together, even when the path ahead isn't easy.

But to talk about where we are going, we first need to appreciate where we've been.

The innovation engine

Mastercard was built on a solid foundation that sustained our business through these difficult times. Every year, we invested in new technologies to chart the future. This work was especially beneficial last year. When the world had to shut down for health reasons, people still needed to buy essentials, businesses needed to maintain their customers and governments needed to distribute aid. When the world needed to go digital, our people were already there, ready to handle transactions of all types: account-to-account, card or online. Our work to develop new payment technologies was critical for this transition to be possible.

These efforts also helped us grow our revenue over time, allowing us to keep pushing forward. Financial performance over the past decade has stood ahead of the competition, with an over 40% return on capital and a total shareholder return approaching 1,600%.

> *It will be important to take from 2020 the lesson of dogged grit and use it to work together, even when the path ahead isn't easy.*

For small businesses, our innovations made a difference. Mastercard research found that American small businesses that started accepting e-commerce transactions during the pandemic saw average monthly sales growth of 6%, compared to those that didn't create a digital presence.

We also expanded our open banking capabilities, powering the services that help people take greater control of their financial data. We worked with government officials in the Bahamas to support the digital Sand Dollar currency, which can be a powerful tool for disaster relief and developed digital identity tools to help students in Australia take tests remotely. We put our data analytics to work making sense of new spending trends to help businesses and governments plan for the new world.

We're now plotting out our next steps in our decades-long journey as a company. Our work to support new fintechs and expand our capabilities in digital currencies and real-time payments will unlock people's ability to do more with digital money. Our multi-rail strategy providing a one-stop shop for payments will grow our support for our customers. And our new horizons beyond payments such as health care and cybersecurity will be valuable building blocks to expanding our services capabilities.

As we've seen an additional $900 billion spent in retail online globally in 2020, this work becomes even more critical to respond to consumers' changing needs and making sure smaller merchants and people with few digital tools aren't left behind amid this shift online.

Our commitment to decency

Kendra Brown, a Mastercard director of public policy, worked with the Vera Institute of Justice in New Orleans to further its work supporting equality in the criminal justice system. She joined on through our virtual pro bono program created in the wake of racial injustice protests last year.

"Knowing that there is still injustice that exists," she said, "we have a duty to advocate for policies that will ensure we are doing well by doing good."

This kind of work is fundamental to our mission because we believe that we only thrive when the world thrives. It's our responsibility to make the digital economy work for everyone, everywhere. Our teams looked at this rapid move to digital and worked even harder to build the tools people would need. At the same time, we looked at more ways to level the playing field for all people and all businesses.

This may be best demonstrated by our financial inclusion commitments. Having met our initial goal of bringing 500 million more people into the digital economy, we've extended the goal to 1 billion people – and 50 million micro and small merchants – by 2025. As part of this effort, we'll provide 25 million women entrepreneurs with tools to help them grow their businesses.

Small businesses are a critical piece of the world economy, delivering up to half of the world's GDP. They've shown great perseverance. Now it's imperative we help them recover from the crisis. That's why we have put our money – and our muscle – into their success. Within the past year, we pledged $250 million in products, insights and analytics services to help small businesses evolve and transition to meet their customers' needs and expectations.

Actions driving trust

The pandemic has exposed and exacerbated a number of environmental, economic and social issues we can't ignore. Mastercard is working to address these issues head-on, using fairness and trust.

We need to actively engage in building a more sustainable world because every economy depends on it. We are pushing for greater sustainability through the Priceless Planet Coalition pledge to restore 100 million trees. We've also deepened our connections to governments – which had started as a way to accelerate financial inclusion, but this work grew to involve cybersecurity, transit and helping small businesses develop digital tools.

> We showed our commitment to real action by tying our executives' compensation to Environmental, Social and Governance goals.

Added to that, we showed our commitment to real action by tying our executives' compensation to our Environmental, Social and Governance (ESG) goals.

To us, it is as much about what we do as it is about how we do it. This starts with a commitment to transparency and a principled approach to innovation. All of that calls for trust.

When we do all these things – and do them together – more people have an opportunity to succeed.

We've all been challenged by this yearlong crisis. But, with a strong long-term vision, solid partnerships and the know-how to deliver even in an evolving situation, we've been able to navigate 2020 and set a course for the possibilities ahead.

The road forward isn't a straight line, but we're gratified to be taking these steps with the people mentioned in this letter and the hundreds of millions of others who, like Cadore, the boutique owner from Brooklyn, interact with our business every day because they know we're going to be there to help them move forward, too.

Sincerely,



Ajay Banga
Executive Chairman



Michael Miebach
President and CEO
















Our Board of Directors

Top row, from left:
Ajay Banga, Executive Chairman; Merit Janow, Lead Director & NCG Chair; Michael Miebach, CEO; Choon Phong Goh

Second row, from left:
Oki Matsumoto; Julius Genachowski; José Octavio Reyes Lagunes; Gabrielle Sulzberger

Third row, from left:
Youngme Moon; Richard Davis, HRCC Chair; Jackson Tai; Lance Uggla

Bottom row, from left:
Steven J. Freiberg, Audit Committee Chair; Rima Qureshi

Notice of 2021 annual meeting of stockholders


When
Tuesday, June 22, 2021
at 8:30 a.m. (Eastern time)


Record date
April 23, 2021


Who can vote
Holders of Mastercard's Class A common stock at the close of business on April 23, 2021


Location
Live webcast at:
www.virtualshareholdermeeting.com/MA2021

Dear Stockholder:

You are invited to attend the Annual Meeting of Stockholders of Mastercard Incorporated (Annual Meeting), which will be held virtually on Tuesday, June 22, 2021 at 8:30 a.m. (Eastern time) at www.virtualshareholdermeeting.com/MA2021.

Items of business

#		Board Vote Recommendation	For more Information
1	Election of the 14 nominees named in the proxy statement to serve on Mastercard's Board of Directors	☑ **FOR** each director nominee	⟩ See pg 22
2	Advisory approval of Mastercard's executive compensation	☑ **FOR**	⟩ See pg 55
3	Ratification of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for Mastercard for 2021	☑ **FOR**	⟩ See pg 100
4	Approval of the amendment and restatement of the 2006 Long Term Incentive Plan	☑ **FOR**	⟩ See pg 105
5	Approval of the amendment and restatement of the 2006 Non-Employee Director Equity Compensation Plan	☑ **FOR**	⟩ See pg 116
6	Approval of amendments to the Certificate of Incorporation to remove supermajority voting requirements	☑ **FOR**	⟩ See pg 121

Annual meeting website and voting in advance

We have created an annual meeting website to make it easy for you to access our Annual Meeting materials at www.mastercardannualmeeting.com. There you will find an overview of the voting items, the proxy statement and the annual report to read online or download, as well as a link to vote your shares.

Your vote is important. Please vote as soon as possible by one of the methods shown below. Be sure to have your proxy card, voting instruction form or Notice of Internet Availability of Proxy Materials in hand and follow the below instructions:


By telephone
You can vote your shares by calling 800.690.6903 toll-free


By Internet
You can vote your shares online at www.proxyvote.com


By mail
Complete, sign, date and return your proxy card or voting instruction form in the postage-paid envelope provided

Attending the Virtual Annual Meeting

The Annual Meeting will be a virtual-only meeting held on June 22, 2021 at 8:30 am. Stockholders of record as of April 23, 2021 will be able to participate in the annual meeting by visiting our annual meeting website at www.virtualshareholdermeeting.com/MA2021 .

Stockholders will be able to attend the virtual Annual Meeting online, vote their shares electronically and submit questions online during the meeting by logging in to the website listed above using the unique 16-digit control number included in their Notice of Internet Availability of proxy materials, proxy or voting instruction card, email or on any additional instructions accompanying these proxy materials. Those without a control number may attend as guests of the meeting but will not have the option to vote their shares, ask questions or otherwise participate in the virtual Annual Meeting. Stockholders are encouraged to log in at www.virtualshareholdermeeting.com/MA2021 to check-in to the webcast up to 15 minutes before the virtual Annual Meeting's start time.

Stockholders may submit questions during the meeting by entering a question in the Q&A field; we will respond to questions as time permits. If we receive substantially similar questions, we may group them together and provide a single response to avoid repetition and allow time for additional topics to be discussed at the virtual Annual Meeting. Stockholders may submit questions in advance of the meeting by entering their control number and submitting a question under the "Questions for Management" tab at proxyvote.com.

All participants in the virtual Annual Meeting should reference the meeting rules of conduct that will be posted to the "Investor Relations" section of Mastercard's website at https://investor.mastercard.com. You can find more information under "About the Annual Meeting and voting" on pg 126 of the proxy statement that follows.

Audio webcast

In addition to participating in the virtual Annual Meeting, you can listen to a live audio webcast of our virtual Annual Meeting by visiting https://investor.mastercard.com/investor-relations/default.aspx, the "Investor Relations" page of our website, beginning at 8:30 a.m. (Eastern time) on June 22, 2021.

Date of mailing

We will begin mailing our Proxy Materials on or about April 29, 2021.

Unless you attend (and vote at) the virtual Annual Meeting, Mastercard must receive your vote either by telephone, Internet, proxy card or voting instruction form by 11:59 p.m. (Eastern time) on June 21, 2021 for your vote to be counted. Telephone and Internet voting facilities will close at that time.

Voting by telephone or Internet or by returning your proxy card or voting instruction form in advance of the virtual Annual Meeting does not deprive you of your right to attend or vote at the virtual Annual Meeting.

By Order of the Board of Directors

Janet McGinness
Corporate Secretary
Purchase, New York
April 29, 2021

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS
Mastercard Incorporated's Proxy Statement for the 2021 Annual Meeting of Stockholders (the Proxy Statement) and 2020 Annual Report on Form 10-K (the 2020 Form 10-K) are available at www.proxyvote.com.

Proxy summary

This summary highlights information contained elsewhere in this proxy statement and does not contain all of the information that you should consider. You should read the entire proxy statement carefully before voting.

Our mission and purpose

Our mission is to connect and power an inclusive, digital economy that benefits everyone, everywhere by making transactions safe, simple, smart and accessible. Using secure data and networks, partnerships and passion, our innovations and solutions are designed to help individuals, financial institutions, governments and businesses realize their greatest potential. Our decency quotient drives what we do inside and outside of our company. We are building a sustainable world that unlocks priceless possibilities for all.

Our Board nominees

Name	Age	Director since	Primary occupation	Committee membership		
				Audit	HRCC	NCG
Ajay Banga, Executive Chairman	61	2010	Executive Chairman			
Richard K. Davis	63	2018	CEO, Make-A-Wish America		chair	
Steven J. Freiberg 🔍	64	2006	Former CEO, E*TRADE Financial Corporation	chair	member	
Julius Genachowski	58	2014	Managing Director, The Carlyle Group		member	
Choon Phong Goh	57	2018	CEO, Singapore Airlines Limited			member
Merit E. Janow, Lead Director	63	2014	Dean, School of International and Public Affairs, Columbia University	member		chair
Oki Matsumoto	57	2016	Founder, Chairman and CEO, Monex Group, Inc.		member	
Michael Miebach	53	2021	President & CEO			
Youngme Moon	57	2019	Donald K. David Professor of Business Administration, Harvard Business School		member	
Rima Qureshi	56	2011	Executive Vice President and Chief Strategy Officer, Verizon Communications Inc.	member		
José Octavio Reyes Lagunes	69	2008	Former Vice Chairman, The Coca-Cola Export Corporation, The Coca-Cola Company		member	
Gabrielle Sulzberger	61	2018	Strategic Advisor, Two Sigma Impact	member		member
Jackson Tai 🔍	70	2008	Former Vice Chairman and CEO, DBS Group and DBS Bank, Ltd.	member		member
Lance Uggla	59	2019	Chairman and CEO, IHS Markit Ltd.	member		

 Committee chair  Committee member  Audit Committee financial expert

Our director nominees' experience, tenure, independence and diversity



86% 12 of our 14 director nominees are **independent**



57% 8 of our 14 director nominees identify as **racially diverse**



64% 9 of our 14 director nominees are non-U.S. citizens and/or have **international experience**



29% 4 of our 14 director nominees identify as **female**



42% 5 of our 12 independent director nominees have a tenure of **4 years or less**

61
Average age of our independent director nominees

6.4
Average tenure in years of our independent director nominees

Director Skills (including number of nominees possessing these skills)

									
Public company board experience	**Global perspective**	**Financial**	**Sustainability**	**Consumer**	**Digital & innovation**	**CEO experience**	**Regulatory & governmental**	**Information security**	**Payments**
13	13	12	12	11	11	10	10	8	8

Our Engagement and Transparency







Stockholder Engagement

Management, and where appropriate, directors engage with stockholders in the boardroom, via video conference, telephone, and at conferences on a variety of topics. The exchanges we and our Board have had with stockholders provide us with a valuable understanding of our stockholders' perspectives and meaningful opportunities to share views with them.

- Business strategy
- Compensation practices
- Data privacy
- Our response to COVID-19
- Talent and culture
- Sustainability
- Risk oversight
- Data privacy
- Board refreshment

Sustainability Engagement

We welcome the views of a broad range of stakeholders who serve as critical partners in identifying our key sustainability areas of impact. We regularly engage with these stakeholders to better understand their views and sustainability concerns and ensure we are prioritizing issues important to both our stakeholders and our long-term business success.

- Employees, financial institutions, merchants and customers
- Stockholders
- Suppliers
- Governments and regulators
- International organizations
- Community and nongovernmental organizations

Commitment to Transparency

Our website disclosures address critical matters of interest to our stakeholders, including our commitment to social responsibility.

- Human Rights Statement
- Political activity/political spending
- Our response to COVID-19
- Sustainability Report
- Diversity and inclusion
- Talent and culture
- Privacy and data protection

Engagement and Transparency

Our performance

The following are our key financial and operational highlights for 2020, including growth rates over the prior year:

GAAP		
Net revenue	Net income	Diluted EPS
$15.3B	**$6.4B**	**$6.37**
down 9%	down 21%	down 20%
NON-GAAP[1] (currency-neutral)		
Net revenue	Adjusted net income	Adjusted diluted EPS
$15.3B	**$6.5B**	**$6.43**
down 8%	down 17%	down 16%

 **Gross dollar volume** YOY (growth on a local currency basis)

$6.3T

flat

 **Cross-border volume growth** (on a local currency basis)

down 29%

 **Switched transactions**

90.1B

up 3%

[1.] Non-GAAP results exclude the impact of gains and losses on equity investments, Special Items and/or foreign currency. Refer to the Appendix for the reconciliation to the most direct comparable GAAP financial measures.

Capital returned to stockholders in 2020			Cash flow from operations
Total	Repurchased shares	Dividends paid	2020
$6.1B	$4.5B	$1.6B	**$7.2B**

Our strong performance over the years has resulted in substantial stock price appreciation.

Comparison of cumulative five-year total return*



Stock price December 31, 2020
$356.94

Increased by more than **91 times** ↑

Stock price at IPO May 2006
$3.90

* Assumes a $100 investment in our Class A common stock and both of the indices and the reinvestment of dividends. Mastercard's Class B common stock is not publicly traded or listed on any exchange or dealer quotation system.

> The coronavirus ("COVID-19") outbreak and its negative impact on the global economy affected our 2020 performance. We saw unfavorable trends compared to historical periods, primarily due to travel restrictions and stay-at-home orders implemented by governments in many regions and countries across the globe. The full extent to which the pandemic, and measures taken in response, affect our business will depend on future developments, including the duration of the pandemic and its impact on the global economy which are uncertain and cannot be predicted at this time.

Compensation

Our core executive compensation principles

Our executive compensation program is based on three core principles:

| Align the long-term interest of our executives with stockholders | Pay for performance | Pay competitively |

Program design

To address these three core principles, we designed a compensation program that supports our strategic objectives to grow, diversify and build our business and attracts, motivates and retains executives critical to Mastercard's long-term success:

- The majority of our executives' compensation is variable and at-risk and tied to pre-established goals linked to financial and strategic objectives designed to create long-term stockholder value.
- Total direct compensation for our executives is weighted more toward long-term equity awards rather than cash compensation.

Stockholder feedback

At our 2020 annual meeting of stockholders, 95% of votes cast supported our executive compensation program. We view this level of stockholder support as an affirmation of our current pay programs and pay for performance philosophy.

Balancing Stakeholder Interests

COVID-19 gave rise to significant and unique talent management challenges, from ensuring the health, safety, and well-being of our employees around the world, to retaining and motivating them to perform at the highest levels in the face of unprecedented uncertainty. To manage these challenges, the company quickly executed several actions, including a commitment to make no COVID-19-related layoffs in 2020 and introduction of new COVID-19-related benefits, including additional paid leave for illness, childcare, and eldercare, 100% coverage for the cost of COVID-19 testing, and flexibility for how and where employees get work done.

While our employees' safety was our primary concern, we relied on them to remain focused and to maximize business results in the face of uncertainty. To achieve this, management and the Board committed to monitoring the development of the pandemic and its impact on Mastercard to ensure that all employees, including our NEOs, would be fairly rewarded for their contributions while balancing the interests of our stockholders. This commitment was made in consideration of the fact that financial targets under in-process incentive plans had been established pre-pandemic, rendering them obsolete as the economic impact of the pandemic became better understood.

Linking Pay to Performance in Unprecedented Times

As disclosed on Form 8-K, on December 31, 2020, the HRCC made certain adjustments to the terms of annual incentive awards for 2020 and Performance Stock Unit awards with the three-year performance period ending December 31, 2020 scheduled to vest in 2021 (2018 PSU awards) to account for the effect of the COVID-19 pandemic. The modifications, as described on pgs 65-66 (annual incentive plan) and pgs 70-71 (PSU awards), were intended to ensure that compensation appropriately reflected operating performance that was reasonably within our employees' control while carefully considering the experience of our stockholders, whose one- and three-year annualized returns through December 31, 2020 were 20% and 34%, respectively, corresponding to 68th and 94th percentile performance against S&P 500 companies, respectively, as shown in the charts below. Although the modifications would have resulted in payouts in excess of target, the HRCC capped payouts under both plans at 100%.

As described on pg 76, the HRCC approved new design features for our 2021 incentive plans to address continuing economic uncertainty related to COVID-19. These features are generally aimed at improving our employees' line of sight to operating performance and are intended to be temporary, under the assumption that economic activity will gradually revert to pre-pandemic levels. As described below, many of the design features included in our 2021 incentive plans are consistent with modifications made to our 2020 annual incentive plan and 2018 PSU awards, utilizing a predetermined, formulaic approach to adjusting targets on the basis of independent third-party economic data so as to create greater alignment between incentive outcomes and controllable operating performance.

Due to the extraordinary circumstances related to COVID-19, the HRCC made exceptional efforts outside of the typical annual decision-making process. Those efforts took the form of additional meeting time and contemplation of methodologies to address the alignment of pay and performance in a unique environment. In particular, the HRCC determined that in considering the application of discretion to modify incentive payouts, it would only do so using a highly structured approach based on independent, third-party data, including PCE data from Oxford Economics and international travel data from IATA, intended to control for the economic impact of COVID-19 on operating performance. Furthermore, the HRCC determined that payouts would not exceed target as a result of the application of structured discretion and that modified payouts would only occur if supported by strong stockholder returns.

Connecting Pay to Sustainability in 2021

To reinforce the importance of sustainability, which is already a critical part of our culture of decency, the HRCC approved formulaically linking executive annual incentives to Environmental, Social, and Governance (ESG) performance through an ESG modifier, which can increase or decrease payouts by up to +/- 10 percentage points based on performance against quantitative goals for carbon emissions, financial inclusion, and gender pay.

Long-term alignment of CEO pay and stock performance

Consistent with the last several years, our executive compensation program in 2020 delivered pay supported by strong and consistent operating and total shareholder return performance, a primary consideration when the HRCC was making decisions related to 2020 incentive program outcomes. The following charts show CEO total compensation (as disclosed in the Summary Compensation Table) compared with the value of a $100 investment made in Mastercard stock on January 1, 2011, the start of Mr. Banga's first full year in the role:



Since 2011, over the tenure of our former CEO, Mr. Banga, Mastercard has delivered sustained growth, increasing market capitalization by more than $325 billion and delivering a cumulative TSR of 1,579%.

Other Compensation Program Changes for 2021

In addition to connecting pay to sustainability in 2021, as described above, the HRCC made other changes to our incentive compensation plans to address the continuing economic uncertainty related to the COVID-19 pandemic. These changes better align the outcomes under our incentive programs with business results our employees can drive in 2021 and stockholder interests.

Annual incentive program changes include:

- Financial performance targets will be set in six-month increments with payouts determined based on annual results

- Financial performance targets will be automatically adjusted, up or down, for variance versus budgeted PCE and Cross border travel

- Reduction in the payout maximum from 200% to 175%

PSU Program changes include:

- Financial performance will be determined by assessing our one-year EPS growth over 2021 and will be modified by our three-year TSR relative to the S&P 500 companies

- Financial performance targets will be automatically adjusted, up or down, for variance versus budgeted PCE and Cross border travel (this has historically been the case for PCE; the addition of Cross border travel is new)

- Reduction in the payout maximum from 200% to 175%

We expect to return to our previous program structure for both our annual and long-term incentive programs once there is more economic certainty.

(For more information on 2021 compensation decisions, see pgs 78-79.)

Sustainability

As a global company that serves customers in more than 210 countries and territories, we understand how interconnected the world is, and we see firsthand how our commitment to environmental and social responsibility - and our core value of operating ethically and responsibly and with decency - is directly connected to our continuing success as a business.

We recognize that Mastercard thrives when economies thrive, and a successful economy is sustainable only when it is inclusive and when prosperity is shared. By conducting business in an open and transparent way, advancing inclusive growth, building an inspired workforce and being good stewards of the environment, we are building a sustainable world that unlocks priceless possibilities for all.

Highlights of our accomplishments in 2020

 Our response to COVID-19 focused on supporting an inclusive recovery for our company, employees, customers and communities.

- Had no COVID-19 related layoffs in 2020
- Introduced a COVID-19 global employee benefit for up to 10 business days of additional paid leave for sickness, childcare or eldercare
- Covered 100% of costs of COVID-19 testing for all employees
- Provided employees with flexibility to decide where and how they work and put precautionary health and safety measures in place at all offices
- Introduced more mental health benefits to bolster employee well-being and curb stress
- Engaged with several hundred national and local governments globally to help digitize relief programs and support recovery planning, such as the secure delivery of social disbursements
- Committed up to $300 million, including $250 million in financial, technology, product and insight assets over the next five years, to help communities and small businesses recover and build resilience

 In Solidarity, a company-wide long-term initiative, was created in 2020 to stand against racism and advance equal opportunity for all.

- Committed to investing $500 million in Black communities in the U.S. over the next five years
- Pledged to expand spending with Black suppliers in the U.S. by 70% to $100 million annually by 2025
- Committed to growing our Black leadership at the Vice President level and above globally by 50% by 2025
- Adapting regional inclusion plans globally to address the unique needs of local markets and communities and combat racism and discrimination around the globe

 We have increased our commitment to environmental sustainability because economic growth cannot come at the expense of the planet.

- Aligned with the Task Force on Climate-related Financial Disclosures (TCFD) recommendations and will be increasing our transparency in 2021
- In January 2021, pledged to reach net zero emissions by 2050, building on our existing commitments to reduce greenhouse gas emissions aligned with a 1.5-degree Celsius climate trajectory

Strategy

01

Mastercard is a technology company in the global payments industry that connects consumers, financial institutions, merchants, governments, digital partners, businesses and other organizations worldwide, enabling them to use electronic forms of payment instead of cash and checks. We grow, diversify and build our business through a combination of organic and inorganic growth and strategic initiatives. Our success is driven by the skills, experience, integrity and mindset of the talent we hire.

Strategy

Mastercard makes payments easier and more efficient by providing a wide range of payment solutions and services using our family of well-known brands, including Mastercard®, Maestro® and Cirrus®. We operate a multi-rail network that offers customers one partner to turn to for their domestic and cross-border payment needs. Through our unique and proprietary global payments network, which we refer to as our core network, we switch (authorize, clear and settle) payment transactions and deliver related products and services. We have additional payment capabilities that include automated clearing house (ACH) transactions (both batch and real-time account-based payments). We also provide integrated value-added offerings such as cyber and intelligence products, information and analytics services, consulting, loyalty and reward programs, processing and open banking. Our payment solutions offer customers choice and flexibility and are designed to ensure safety and security for the global payments system.

A typical transaction on our core network involves four participants in addition to us: account holder (a person or entity that holds a card or uses another device enabled for payment), issuer (the account holder's financial institution), merchant and acquirer (the merchant's financial institution). We do not issue cards, extend credit, determine or receive revenue from interest rates or other fees charged to account holders by issuers, or establish the rates charged by acquirers in connection with merchants' acceptance of our products. In most cases, account holder relationships belong to, and are managed by, our customers.

We generate revenue from assessing our customers based on the gross dollar volume (GDV) of activity on the products that carry our brands, from the fees we charge to our customers for providing transaction switching and from other payment-related products and services.

We grow, diversify and build our business through a combination of organic and inorganic strategic initiatives. Our ability to grow our business is influenced by:

- personal consumption expenditure (PCE) growth (including cross-border travel)
- driving cash and check transactions toward electronic forms of payment
- increasing our share in the payments space
- providing integrated value-added products and services
- providing enhanced payment capabilities to capture new payment flows, such as business to business (B2B), person to person (P2P), business to consumer (B2C) and government payments.

Strategic partners. We work with a variety of stakeholders. Our products and services enable revenue growth for our partners. We help merchants, financial institutions, governments, payment service providers (PSPs), suppliers, processors and other organizations by delivering data-driven insights and other services that help them grow and create simple and secure customer experiences. We partner with technology companies such as digital businesses, fintechs and mobile phone providers to deliver digital payment solutions powered by our technology, expertise and security protocols. We help national and local governments improve financial inclusion and efficiencies, reduce costs, increase transparency of financial transactions and data to reduce crime and corruption, and advance social programs. For consumers, we provide faster, safer and more convenient ways to pay and transfer funds and exchange information to enable services.

Talent and culture. Our success is driven by the skills, experience, integrity and mindset of the talent we hire. We attract and retain top talent from diverse backgrounds and industries by building a world-class culture based on decency, respect and inclusion where people have opportunities to perform purpose-driven work that impacts customers, communities and co-workers on a global scale. The diversity and skill sets of our people underpin everything we do.







Grow **Core**	**Diversify** **Customers & geographies**	**Build** **New areas**
• Credit • Debit • Commercial • Prepaid • Digital-physical convergence • Acceptance • Multi-rail solutions	• Financial inclusion • New markets • Businesses • Governments • Merchants • Digital businesses • Local schemes/switches	• Data analytics • Consulting • Marketing services • Loyalty • Cybersecurity & intelligence • Processing • New payment flows • Open banking

Enabled by brand, data, technology and people

Grow. We focus on growing our core business globally, including growing our consumer and commercial products and solutions, as well as increasing the number of payment transactions we switch. We also look to provide effective and efficient payments solutions that cater to the evolving ways people interact and transact in the growing digital economy. This includes expanding merchant access to electronic payments through new technologies in an effort to deliver a better consumer experience while creating greater efficiencies and security. Growing our business also includes creating and acquiring differentiated products and platforms to provide unique, innovative solutions that we bring to market to support multi-rail solutions such as real-time account-based payments and the Mastercard Track™ suite of products.

Diversify. We diversify our business by:

- working with new customers, including governments, merchants, financial technology companies (fintechs), digital businesses, mobile phone providers and other corporate businesses

- scaling our capabilities and business into new geographies, including growing acceptance in markets with limited electronic payments acceptance today

- broadening financial inclusion for the unbanked and underbanked

Build. We build our business by:

- providing services across data analytics, consulting, marketing services, loyalty, cyber and intelligence solutions, and processing

- providing open banking capabilities to enable the reliable access, transmission and management of consumer-consented data

Corporate governance

02

We are committed to enhancing our corporate governance practices, which we believe help us sustain our success and build long-term value for our stockholders. Our Board of Directors oversees Mastercard's strategic direction and the performance of our business and management. Our governance structure enables independent, experienced, diverse and accomplished directors to provide advice, insight, guidance and oversight to advance the interests of the company and our stockholders. We have long maintained strong governance standards and a commitment to transparent financial reporting and strong internal controls.

Proposal 1: Election of directors



The Board unanimously recommends that stockholders vote FOR each nominee to serve as director

Election process

Each member of our Board is elected annually by our Class A stockholders for a one-year term that expires at our next annual meeting. When our Board members are elected, they also are automatically appointed as directors of our operating subsidiary, Mastercard International Incorporated (Mastercard International). Our directors are elected by an affirmative vote of the majority of the votes cast at the annual meeting of stockholders, subject to our majority voting policy. You can find more about this in "About the Annual Meeting and voting" on pg 126.

The NCG looks at the Board's composition at least annually to determine whether directors' backgrounds and experiences align with our long-term strategy and robust diversity. The NCG also takes into consideration the results of the Board's self-evaluation, an annual process by which directors assess the performance and needs of both the Board and its committees. Based on its review, coupled with our age and tenure limits, the NCG determines whether Board refreshment is needed in the near future. Then the NCG searches for potential candidates, utilizing a variety of sources to help identify nominees who would be valuable assets to our Board and to Mastercard. To meet the needs of our Board, the NCG seeks to identify candidates possessing the desired qualities, skills and background. Once the NCG has identified candidates, the Board selects nominees to be voted upon by the stockholders. When, as at present, our Board is actively seeking to refresh its composition, its size may fluctuate to accommodate transitions.

Refreshing the Board and nominating directors

Our Nominating & Corporate Governance Committee (NCG) reviews and selects candidates for nomination to our Board in accordance with its charter.

Board refreshment process



Board composition, including director skills, is analyzed at least annually to ensure alignment with strategy and robust diversity

Candidate list is developed based on a number of inputs and recommendations

Personal qualities, skills and background of potential candidates are considered

The NCG meets with qualified candidates and makes recommendations

Board recommends nominees for election by the stockholders

Stockholders vote on nominees

Five new independent directors have been nominated to our Board in the past four years

Key factors the Board considers when selecting directors and refreshing the Board (in addition to the current needs of the Board and the company):

Diversity

While the Board does not have a specific diversity policy, our Corporate Governance Guidelines provide that the NCG should seek to foster diversity on the Board when nominating directors for election by taking into account geographic diversity to reflect the geographic regions in which we operate in a manner approximately proportional to our business activity, as well as diversity of viewpoints, age, gender, sexual orientation, race, ethnicity, nationality and cultural background.



57%

8 of our 14 director nominees identify as
racially diverse

- 6 identify as Asian
- 1 identifies as Black
- 1 identifies as Latino



29%

4 of our 14 director nominees identify as **female**



64%

9 of our 14 director nominees are non-U.S.
citizens and/or
have **international** experience

Age and tenure

Our Corporate Governance Guidelines generally require that our non-employee directors not stand for re-election following the earlier of their 15th anniversary on the Board or their 72nd birthday. The Board considers these requirements as part of a broader discussion of our directors' experience and qualifications, as well as when and how to refresh its membership.

Average tenure in years of our
independent director nominees

6.4



42%

5 of our 12 independent director nominees
have a **tenure of 4 years or less**



61

Average age of independent director
nominees

Director criteria, qualifications and experience

The NCG believes that all directors should:

- meet the highest standards of professionalism, integrity and ethics
- be committed to representing the long-term interests of our stockholders
- possess strength of character and maturity in judgment
- reflect our corporate values

Our director nominees reflect our corporate values	
Trust	Initiative
Agility	Partnership

Nominees for election as directors

The NCG reviews and selects candidates for nomination to our Board who align with our long-term growth strategy. During the past four years, the NCG has recommended five new independent director candidates for nomination to our Board. This will be the first time Michael Miebach will stand for election by the stockholders. He was appointed to the Board on January 1, 2021 in connection with our leadership transition.

At the Annual Meeting, 14 directors are to be elected, each to hold office until the next annual meeting of stockholders or until his or her successor is elected and qualified, subject to their earlier resignation, death or removal. The Board has approved the nomination of the following directors:

Ajay Banga (Executive Chairman)	Michael Miebach (President & CEO)
Richard K. Davis	Youngme Moon
Steven J. Freiberg	Rima Qureshi
Julius Genachowski	José Octavio Reyes Lagunes
Choon Phong Goh	Gabrielle Sulzberger
Merit E. Janow (Lead Director)	Jackson Tai
Oki Matsumoto	Lance Uggla

Each nominee was approved by the NCG and recommended to the Board for approval following an evaluation of his or her qualifications and prior board service. Each nominee has agreed to be named in this proxy statement and to serve if elected. Should any nominee be unable to serve, the persons designated as proxies reserve full discretion to vote for another person or the Board may reduce its size.

Mr. Freiberg will not be standing for re-election in 2022 due to our tenure limits policy.

Identifying director candidates

You can find out more about our nomination process in the NCG's charter and our Corporate Governance Guidelines at https://investor.mastercard.com/corporate-governance/board-committees/default.aspx .

Stockholder Recommendations of Director Candidates	
	Submit recommendations to: Office of the Corporate Secretary 2000 Purchase Street Purchase, NY 10577 Attention: Janet McGinness
The NCG evaluates stockholder recommendations using the same process it follows for other candidates. Candidate nominations under our bylaws are to be submitted not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting and must meet the requirements under our by-laws. The NCG may request such information from the nominee or stockholders as it deems appropriate.	

Experience

The NCG strives for a Board that spans a range of leadership and skills and represents other experience relevant to Mastercard's strategic vision and global activities. Experience and skills that the NCG believes are desirable to be represented on the Board and the number of director nominees who have such experience and skills are below. In light of the individual experiences and qualifications of each of our director nominees, our Board has concluded that each of our director nominees should be elected at the Annual Meeting. The strong qualifications that make each of our director nominees highly valuable assets to our Board are described below.

	Public company board experience both U.S. and non-U.S.	13
	Global perspective including significant experience in the geographic regions in which we operate	13
	Financial & Risk including risk management orientation	12
	Sustainability including environmental/climate change, talent and culture, and social responsibility initiatives	12
	Consumer including deep engagement with regulators as part of a business and/or through positions with governments and regulatory bodies	11
	Technology, Digital & Innovation including application of technology in payments, mobile and digital, as well as Internet, retail and social media experience	11
	C-suite experience including service as a chief executive officer at a publicly traded or private company	10
	Regulatory & governmental including brand, marketing and retail experience and other merchant background	10
	Information security including cybersecurity and data privacy	8
	Payments including within retail banking, payments infrastructure, telecommunications, technology and data	8

Ajay Banga
Executive Chairman (since January 2021)

Mr. Banga, Executive Chairman, contributes to the Board extensive global payments experience (including with payments technology and retail banking), as well as a deep focus on innovation and information security and extensive experience with sustainability, talent management and culture development. As a member of business advocacy organizations and government-sponsored committees, Mr. Banga provides valuable perspective on engaging and partnering with regulators. His brand marketing experience (including at several global food and beverage companies) adds strong consumer insight.

Director since
April 2010

Age at Annual Meeting
61

Additional positions
- Co-founder and co-chair, Cyber Readiness Institute
- Chairman, International Chamber of Commerce
- Member, Council on Foreign Relations
- Founding Trustee, U.S.-India Strategic Partnership Forum
- Former member, President's Advisory Committee for Trade Policy and Negotiations (U.S.)

Current public company boards
- Exor N.V. (expected May 2021)

Additional Mastercard experience
- President and CEO, Mastercard (2010-2020)
- President and COO, Mastercard (2009-2010)

Previous experience
- Several executive positions at Citigroup (1996-2009), including CEO, Asia Pacific region and Chairman and CEO, International Global Consumer Group
- Previous experience at Nestlé India and PepsiCo totaling 15 years, in roles of increasing responsibility

Past public company boards
- Dow Inc.
- DowDuPont Inc. and the Dow Chemical Company (Dow Inc. predecessor boards)
- Kraft Foods Inc.



Public Company Board Experience · Global Perspective · Financial & Risk · C-Suite Experience · Technology, Digital & Innovation · Regulatory & Governmental · Consumer · Information Security · Payments · Sustainability · Audit Committee Financial Expert

Merit E. Janow
Dean, School of International and Public Affairs, Columbia University,
a private university (since July 2013)

Professor Janow contributes extensive global perspective as a dean and professor of international economic law and international affairs, especially with respect to the Asia Pacific region where she has an extensive background. Her university career, public board service and other initiatives provide significant insight on technology, innovation, digital matters, cybersecurity and sustainability. Professor Janow brings deep experience in dealing with governments and regulatory bodies through both her past government service and her academic career, as well as through her service on not-for-profits and advisory bodies.

Lead Director since
January 2021

Director since
June 2014

Age at Annual Meeting
63

Board committees
- NCG (Chair)
- Audit

Current public company boards
- Aptiv PLC (expected April 30, 2021)
- Trimble Inc. (until May 12, 2021)

Additional positions
- Lead, Columbia University's SIPA Tech & Policy Initiative
- Board member and proxy committee member of American Funds (a mutual fund family of the Capital Group) (more than 20 funds)

- Director of Japan Society and National Committee on U.S.-China Relations
- Member, Council on Foreign Relations
- Member, Mitsubishi UFJ Financial Group, Inc. global advisory board

Previous experience
- Several leadership positions at Columbia University (since 1994), including chairman, Advisory Committee on Socially Responsible Investing
- Member, Appellate Body of the World Trade Organization
- Executive director, the International Competition Policy Advisory Committee of the U.S. Department of Justice
- Deputy Assistant U.S. Trade Representative, Japan and China
- Past chairperson, Nasdaq Stock Market, Inc.



Public Company Board Experience · Global Perspective · Financial & Risk · C-Suite Experience · Technology, Digital & Innovation · Regulatory & Governmental · Consumer · Information Security · Payments · Sustainability · Audit Committee Financial Expert

Richard K. Davis

CEO, Make-A-Wish America,

a non-profit corporation dedicated to granting the wishes of critically ill children (since January 2019)

Mr. Davis brings to the Board extensive payments experience and consumer insight as former CEO of a publicly traded financial holding company and former chairman of a banking association and payments company. His experience in highly regulated industries and as a former Federal Reserve representative provide a valuable perspective on engaging and partnering with regulators. Mr. Davis' extensive experience in financial services and his membership on public company audit and finance committees contribute strong financial understanding. As a CEO, he brings extensive experience with respect to culture development and talent management.

Director since
June 2018

Age at Annual Meeting
63

Board committees
- Human Resources & Compensation (Chair)

Current public company boards
- Dow Inc. (audit and corporate governance committees)

Additional positions
- Director, Mayo Clinic

Previous experience
- Several executive positions at U.S. Bancorp (2004-2018), including Executive Chairman (April 2017-April 2018); Chairman (2007-April 2017); CEO (December 2006-April 2017); and President (2004-January 2016)

Past public company boards
- U.S. Bancorp
- DowDuPont Inc. and The Dow Chemical Company (Dow Inc. predecessor boards)
- Xcel Energy, Inc.

 **Public Company Board Experience**
 Global Perspective
 **Financial & Risk**
 **C-Suite Experience**
 Technology, Digital & Innovation
 **Regulatory & Governmental**

 **Consumer**
 Information Security
 **Payments**
 **Sustainability**
 Audit Committee Financial Expert

---

Steven J. Freiberg

Former CEO, E*TRADE Financial Corporation,

a financial services firm

Mr. Freiberg contributes to the Board extensive senior-level payments experience, including leading retail banking and payments businesses. This experience provides global perspective and regulatory insight. His leadership of consumer and global cards businesses also contributes strong consumer and innovation insight. His service as our Audit Committee chair and as a director of consumer finance and foreign exchange companies provides valuable financial understanding.

Director since
September 2006

Age at Annual Meeting
64

Board committees
- Audit (Chair)
- Human Resources & Compensation

Current public company boards
- Regional Management Corp. (consumer finance) (audit committee and compensation committee chair)

Additional positions
- SoFi Technologies, Inc. (personal finance company) (pending public company status) (Vice Chairman, audit and compensation committees)
- Chairman, Fair Square Financial LLC (credit card-focused venture)
- Chairman, Rewards Network (marketing and loyalty services provider to restaurant industry)

- Senior advisory board member, TowerBrook Capital Partners L.P.
- Senior advisor, The Boston Consulting Group (global management consulting) and Verisk Analytics, Inc. (data analysis and risk assessment)
- Director, Purchasing Power, LLC (consumer product purchasing provider)

Previous experience
- CEO, E*TRADE Financial Corporation (2010-2012)
- Several executive positions at Citigroup (2005-2010), including Co-Chairman and CEO, global consumer group; Chairman and CEO of Citi Holdings–global consumer; and CEO, global cards

Past public company boards
- E*TRADE Financial Corporation

 **Public Company Board Experience**
 Global Perspective
 **Financial & Risk**
 **C-Suite Experience**
 Technology, Digital & Innovation
 **Regulatory & Governmental**

 **Consumer**
 Information Security
 **Payments**
 Sustainability
 Audit Committee Financial Expert

Julius Genachowski

Managing Director, The Carlyle Group,

a global investment firm (since January 2014)

Mr. Genachowski brings to the Board extensive regulatory and government experience, digital, technology and media expertise, information security insight, a global perspective, and engagement with both consumer and enterprise companies through a career as a senior government official, senior business executive, investor and director at or with technology, media and communications companies. Mr. Genachowski also adds valuable financial knowledge through experience in private equity, at a large public operating company and on public audit committees. He provides strong sustainability experience.

Director since

June 2014

Age at Annual Meeting

58

Board committees

- Human Resources & Compensation

Current public company boards

- Sonos Inc. (audit committee and nominating and corporate governance committee chair)

Additional positions

- Former member, President's Intelligence Advisory Board (U.S.)

Previous experience

- Chairman, U.S. Federal Communications Commission (2009-2013)
- Several other U.S. government roles, including chief counsel to FCC Chairman; law clerk to U.S. Supreme Court Justice David Souter; and congressional staff member, including for then-Representative Charles Schumer, and for the joint select committee investigating the Iran-Contra affair
- Senior executive roles with IAC/InterActiveCorp (Internet and media), including chief of business operations and general counsel

Past public company boards

- AsiaSat
- Sprint Corporation



- Public Company Board Experience
- Global Perspective
- Financial & Risk
- C-Suite Experience
- Technology, Digital & Innovation
- Regulatory & Governmental
- Consumer
- Information Security
- Payments
- Sustainability
- Audit Committee Financial Expert

Choon Phong Goh

CEO, Singapore Airlines Limited,

a multinational airline (since January 2011)

Mr. Goh brings to the Board strong consumer insight, global perspective and payments experience as the CEO and longtime senior executive of a publicly traded multinational airline. His prior positions in finance and information technology contribute valuable information security experience and financial understanding. As CEO of an airline, Mr. Goh brings extensive experience in talent management, culture development and sustainability, including with respect to climate change.

Director since

April 2018

Age at Annual Meeting

57

Board committees

- Nominating & Corporate Governance

Current public company boards

- Singapore Airlines Limited

Additional positions

- Chairman, Budget Aviation Holdings Pte Ltd (100% owned by Singapore Airlines Limited)
- Director, SIA Engineering Company (majority owned by Singapore Airlines Limited)
- Member, Board of Governors of the International Air Transportation Association

Previous experience

- Several executive and leadership positions at Singapore Airlines Limited (since 1990), including Executive Vice President, Marketing and the Regions; President, Cargo; Senior Vice President, Finance; and Senior Vice President, Information Technology



- Public Company Board Experience
- Global Perspective
- Financial & Risk
- C-Suite Experience
- Technology, Digital & Innovation
- Regulatory & Governmental
- Consumer
- Information Security
- Payments
- Sustainability
- Audit Committee Financial Expert

Oki Matsumoto

Founder, Chairman and CEO, Monex Group, Inc.,
an online securities brokerage firm (since February 2011)

Mr. Matsumoto is the founder and CEO of a Japan-based, publicly traded financial services holding company and former director of a stock exchange. Through a career in investment banking, Mr. Matsumoto provides global perspective and extensive financial expertise to the Board. His leadership of a global online securities brokerage firm provides valuable digital and innovation experience. He brings extensive talent management, culture development and sustainability experience.

Director since
June 2016

Age at Annual Meeting
57

Board committees
- Human Resources & Compensation

Current public company boards
- Monex Group, Inc. (nominating and compensation committees)

Additional positions
- Chairman, Coincheck, Inc., TradeStation Group, Inc. and Monex, Inc., each a subsidiary of Monex Group, Inc.
- International Board member and Vice Chairman, Human Rights Watch
- Councilor, International House of Japan

- Former member, Economic Counsel to the Prime Minister of Japan
- Former director, Tokyo Stock Exchange (2008-2013)

Previous experience
- Several executive positions at Monex, Inc. (since 1999), including representative director and CEO
- Several leadership positions at Goldman Sachs entities (1990-1998), including General Partner, Goldman Sachs Group, L.P.

Past public company boards
- JIN Co., Ltd.
- Kakaku.com, Inc.
- UZABASE, Inc.



Public Company Board Experience | **Global Perspective** | **Financial & Risk** | **C-Suite Experience** | **Technology, Digital & Innovation** | **Regulatory & Governmental**

Consumer | Information Security | Payments | **Sustainability** | Audit Committee Financial Expert

Michael Miebach

President and CEO
(since January 2021)

Mr. Miebach contributes to the Board extensive global payments experience. As CEO of the company and a previous region president, he provides valuable perspective on engaging and partnering with regulators as well as experience with talent management, culture development and sustainability. Mr. Miebach's prior experience as our Chief Product Officer provides strong consumer insights, as well as a deep focus on information security and innovation (including with digital and payments technology).

Director since
January 2021

Age at Annual Meeting
53

Additional Mastercard positions
- President (February 2020 – December 2020)
- Chief Product Officer (January 2016-February 2020)
- President, Middle East and Africa (2010-2015)

Additional positions
- Director, Accion.org

Previous experience
- Managing Director, Middle East and North Africa, Barclays Bank PLC (2008-2010)
- Managing Director, Sub-Saharan Africa, Barclays Bank PLC (2007-2008)
- Several executive positions at Citigroup in Germany, Austria, U.K. and Turkey (1994-2007)



Public Company Board Experience | **Global Perspective** | **Financial & Risk** | **C-Suite Experience** | **Technology, Digital & Innovation** | **Regulatory & Governmental**

Consumer | **Information Security** | **Payments** | **Sustainability** | Audit Committee Financial Expert

Youngme Moon

Donald K. David Professor of Business Administration, Harvard Business School,

a private university (since July 2014)

Professor Moon provides to the Board a deep understanding of strategy and innovation as a long-tenured professor at Harvard Business School. She brings strong global perspective and consumer and sustainability experience based on her service as a director at several retail and retail-centric consumer products companies.

Director since

June 2019

Age at Annual Meeting

57

Board committees

- Human Resources & Compensation

Current public company boards

- Unilever (Vice Chair and Senior Independent Director) (corporate responsibility committee)

Additional positions

- Director, Warby Parker
- Director, Sweetgreen, Inc. (compensation committee)

Previous experience

- Several positions at Harvard Business School (since 1998), including Senior Associate Dean for Strategy and Innovation and Chair of the MBA Program

Past public company boards

- Avid Technology, Inc.
- Rakuten, Inc.
- Zulily, Inc.

Rima Qureshi

Executive Vice President and Chief Strategy Officer, Verizon Communications Inc.,

a multinational telecommunications conglomerate (since November 2017)

Ms. Qureshi contributes to the Board global perspective, digital expertise and innovation insight through her extensive senior-level experience at global telecommunications equipment and services providers, including roles in strategy, research and development, sales and services. Her work in the telecommunications and information technology industries and her completion of the NACD/Carnegie Mellon CERT certification in cybersecurity oversight provide the Board with relevant payments and information security expertise. Ms. Qureshi's experience affords her with a deep background in sustainability.

Director since

April 2011

Age at Annual Meeting

56

Board committees

- Audit

Additional positions

- Deputy Chair, GSMA Board (telecom industry association board) (audit committee)
- Director, Verizon Foundation

Previous experience

- Several executive positions at Ericsson (1993-2017), including President, North America (2017); Senior Vice President, chief strategy officer and head of M&A (2014-2016); and Senior Vice President and head of business unit CDMA mobile systems

Past public company boards

- Great-West Lifeco Inc.
- Wolters Kluwer



Public Company Board Experience · Global Perspective · Financial & Risk · C-Suite Experience · Technology, Digital & Innovation · Regulatory & Governmental · Consumer · Information Security · Payments · Sustainability · Audit Committee Financial Expert



Public Company Board Experience · Global Perspective · Financial & Risk · C-Suite Experience · Technology, Digital & Innovation · Regulatory & Governmental · Consumer · Information Security · Payments · Sustainability · Audit Committee Financial Expert

José Octavio Reyes Lagunes

Former Vice Chairman, The Coca-Cola Export Corporation, The Coca-Cola Company,

a global beverage company

Mr. Reyes contributes global perspective and regulatory experience to the Board as a retired senior executive and Latin America group president of a leading multinational public company. His experience as a beverage industry brand manager in North America and Latin America and as a director of public companies in the beverage industry provides the Board with strong consumer insight and payments experience as well as an extensive background in sustainability.

Director since

January 2008

Age at Annual Meeting

69

Board committees

- Human Resources & Compensation

Current public company boards

- Coca-Cola HBC AG (social responsibility committee)
- Coca-Cola FEMSA S.A.B. de C.V. (KOF)

Previous experience

- Several executive positions at The Coca-Cola Company (1980-2014), including Vice Chairman, The Coca-Cola Export Corporation; President, Latin America Group; President, Coca-Cola de México; manager of strategic planning, Coca-Cola de México; manager, Sprite and Diet Coke brands (corporate headquarters, Atlanta); marketing director for Brazil; and vice president of marketing and operations, Coca-Cola de México

Past public company boards

- Keurig Green Mountain, Inc.

Public Company Board Experience | Global Perspective | Financial & Risk | C-Suite Experience | Technology, Digital & Innovation | Regulatory & Governmental | Consumer | Information Security | Payments | Sustainability | Audit Committee Financial Expert

Gabrielle Sulzberger

Strategic Advisor, Two Sigma Impact,

a private equity fund (since August 2020)

Ms. Sulzberger brings to the Board extensive financial experience and insight as a strategic advisor and former general partner of private equity firms, chief financial officer of several companies, and a U.S. public company audit committee financial expert and former board chair. She contributes strong consumer insight, global perspective and payments experience as well as extensive involvement with sustainability as a former director at several U.S. public company merchants, including her service as chairman of a major merchant in the quality retail food business. Her experience as chief financial officer of an open-source software company also provides valuable digital and innovation experience.

Director since

December 2018

Age at Annual Meeting

61

Board committees

- Audit
- Nominating & Corporate Governance

Current public company boards

- Brixmor Property Group Inc. (audit committee financial expert; nominating & corporate governance chair)
- Cerevel Therapeutics Holdings, Inc. (audit committee chair; nominating & corporate governance)
- Eli Lilly and Company (audit and ethics committees)

Additional positions

- Director, Acorn Advisors LLC (audit committee)

Previous experience

- General Partner, Fontis Partners, L.P.
- CFO, Gluecode Software Inc. (open-source software company)
- CFO, Crown Services (commercial contractors)

Past public company boards

- Teva Pharmaceutical Industries Limited
- The Stage Stores, Inc.
- Whole Foods Market, Inc.





Public Company Board Experience | Global Perspective | Financial & Risk | C-Suite Experience | Technology, Digital & Innovation | Regulatory & Governmental | Consumer | Information Security | Payments | Sustainability | Audit Committee Financial Expert

Jackson Tai

Former Vice Chairman and CEO, DBS Group and DBS Bank Ltd., **leading financial services entities**

Mr. Tai brings to the Board extensive global executive experience in payments and retail banking, including as former CEO of a Singapore-based bank and as a director of several global financial institutions. Mr. Tai's experience as a CFO, his extensive experience as a member of numerous public company audit committees and his career in investment banking provide valuable financial understanding. His service as a director of technology-focused retail and telecommunications companies provides valuable consumer and digital and innovation insight.

Director since
September 2008

Age at Annual Meeting
70

Board committees
- Audit
- Nominating & Corporate Governance

Current public company boards
- Eli Lilly and Company (audit; finance; and directors & corporate governance committees)
- HSBC Holdings plc (group risk committee chair; group financial system vulnerabilities committee chair; group audit and nominations & corporate governance committees)

Additional positions
- Former director, Cassis International Pte. Ltd. (payments technology company)
- Former director, Brookstone Inc.

Previous experience
- Several executive positions at DBS Group (1999-2007), including vice chairman and CEO, DBS Group and DBS Bank Ltd.; President and COO and CFO
- Several senior management positions at Investment Banking Division, J.P. Morgan & Co. Incorporated (New York, Tokyo and San Francisco) (1974-1999)

Past public company boards
- Royal Philips N.V.
- Bank of China, Limited
- DBS Group and DBS Bank Ltd.



| Public Company Board Experience | Global Perspective | Financial & Risk | C-Suite Experience | Technology, Digital & Innovation | Regulatory & Governmental |
| Consumer | Information Security | Payments | Sustainability | Audit Committee Financial Expert | |

Lance Uggla

Chairman and CEO, IHS Markit Ltd., **a global information provider (since January 2018)**

Mr. Uggla brings to the Board global perspective and innovation insight as the CEO of a publicly traded company that provides information, analytics and solutions to customers in business, finance and government. He provides extensive financial experience as the founder and former chairman and CEO of a company that offered daily credit default swap pricing services, as well as through several executive management positions at a global investment dealer. Mr. Uggla's CEO experience contributes strong experience in talent management, culture development and sustainability.

Director since
June 2019

Age at Annual Meeting
59

Board committees
- Audit

Current public company boards
- IHS Markit Ltd.

Additional positions
- Executive Trustee, Tate Foundation

Previous experience
- Several executive positions at IHS Markit Ltd. (since 2003), including President and COO (July 2016-December 2017); founder and former chairman and CEO, Markit Ltd. (June 2014-July 2016) and its predecessor, Markit Group Holdings Ltd.
- Executive management positions at Toronto-Dominion Securities (1995-2003), including Vice Chairman and Head of Europe and Asia



| Public Company Board Experience | Global Perspective | Financial & Risk | C-Suite Experience | Technology, Digital & Innovation | Regulatory & Governmental |
| Consumer | Information Security | Payments | Sustainability | Audit Committee Financial Expert | |

Board and committees

Board of Directors

7
number of meetings in 2020

75%+
attendance
Board and committee meetings

100%
attendance
2020 annual meeting of stockholders

Ajay Banga
Executive Chairman

Primary responsibilities of the Board

In addition to its general oversight of management, the Board performs a number of specific functions, including:

- Understanding and approving the company's long-term, key strategies;
- Understanding the issues and risks that are central to the company's success, including cybersecurity matters;
- Selecting, evaluating and compensating the CEO and overseeing CEO succession planning;
- Overseeing the performance of management;
- Reviewing, approving and monitoring fundamental financial and business strategies and major corporate actions;
- Ensuring processes are in place for maintaining an ethical corporate culture;
- Overseeing the quality and integrity of the company's financial statements and reports and the company's compliance with legal and regulatory requirements; and
- With the assistance of the applicable committee, adopting a charter for each of the Audit Committee, the Human Resources and Compensation Committee (HRCC) and the Nominating and Corporate Governance Committee (NCG).

For more information about Board responsibilities and functions, please see our Corporate Governance Guidelines posted on our website at https://investor.mastercard.com/corporate-governance/governance-guidelines/default.aspx.

Board leadership structure

Rick Haythornthwaite, who served as our Board Chair since our initial public offering, retired from our Board on December 31, 2020. On January 1, 2021, Ajay Banga transitioned from his role as CEO to the role of Executive Chairman of the Board, and Merit Janow, an independent director, assumed the role of Lead Director. Also on that date, Michael Miebach became President & CEO and a member of the Board.

The Board adopted this transitional leadership structure to ensure a successful segue in leadership. At an appropriate time, we expect to return to our original structure of having an independent Board Chair.

Mr. Banga's responsibilities as Executive Chairman include, among other things:

- managing and presiding over Board meetings;
- overseeing the adequacy of information available to directors, including by ensuring the Board oversees key developments and issues critical to the Company;
- facilitating effective communication between the Board and our stockholders, including, by, among other things, presiding over the annual meeting, and any special meetings, of stockholders;
- working with the Lead Director, CEO and Corporate Secretary to set Board meeting agendas;
- providing advice and counsel to the CEO;
- maintaining key relationships with external stakeholders, such as clients and regulators; and
- facilitating a smooth transition from a CEO and Executive Chairman management structure to a CEO and Non-Executive Chairman structure.

The leadership responsibilities of our Lead Director, who is independent, are clearly defined and included in our Corporate Governance Guidelines available on our website at https://investor.mastercard.com/corporate-governance/governance-guidelines/default.aspx. Her responsibilities include:

- Providing independent leadership to the Board;
- Overseeing executive sessions and meetings of the independent directors;
- Chairing Board meetings in the absence of the Executive Chairman;
- Providing feedback to the Executive Chairman and the CEO on corporate and Board policies and strategies;
- In concert with the Executive Chairman and the CEO, providing input on the agenda, schedule and materials for Board meetings based on input from independent directors;
- Leading the annual Board self-evaluation with the support of the Executive Chairman and responding to evaluation recommendations;
- Together with the Chair of the HRCC, facilitating the independent directors' performance and compensation evaluation of the Executive Chairman and the CEO;
- Carrying out other duties as requested by the independent directors, the Board or any of its Committees from time to time; and
- Working with the Executive Chairman and the CEO to ensure that the Board is provided with the resources, advisors and consultants necessary to permit it to carry out its responsibilities.

The Board holds regularly scheduled meetings of independent directors in executive session without management present and may meet more frequently upon the request of any independent director. The Lead Director presides at these sessions.

Director attendance at meetings

During 2020, each director attended 75% or more of the meetings held by the Board and committees on which the member served during the period the member was on the Board or committee.

We encourage directors to attend our annual meeting. All Board members attended our 2020 annual stockholders' meeting.

Our Board during the COVID pandemic

Our Board uses its meetings to gain firsthand understanding of the culture in each region, as well as the issues and challenges we face, and to learn how they tie into our strategic goals. This includes meeting periodically with senior managers throughout our global business, local/regional employees and stakeholders, such as policymakers, government and business leaders, and customers that are strategically important to our business. Prior to the COVID pandemic, the Board held these meetings physically at our headquarters, as well as at our various business offices around the world, providing the opportunity to meet with these stakeholders in person.

In light of the pandemic, the Board shifted to mostly virtual meetings during 2020 and to date in 2021. This change in meeting format allowed the Board to continue to meet with senior managers, stakeholders and customers, while enabling our members to meet with individuals throughout the world irrespective of geography. Under this format, the Board had the opportunity to learn more about critical issues impacting our business globally.

Board committees

The Board has a standing Audit Committee, Human Resources & Compensation Committee and Nominating & Corporate Governance Committee, each of which operates under a written charter that is posted on our website. In overseeing their responsibilities in 2020, each of our Board committees considered the impact of COVID-19 on the company, its employees, stockholders and others.

Audit Committee

Steven J. Freiberg
Chair

Number of meetings in 2020
12

Other committee members:

- Merit Janow*
- Rima Qureshi
- Gabrielle Sulzberger**
- Jackson Tai
- Lance Uggla

Primary responsibilities
The Audit Committee assists our Board in its oversight of:

- The quality and integrity of Mastercard's financial statements
- Mastercard's compliance with legal and regulatory requirements
- The qualifications, performance and independence of Mastercard's independent registered public accounting firm
- Risk assessment and risk management
- The performance of Mastercard's internal audit function
- The quality of Mastercard's internal controls

For more information about Audit Committee responsibilities and actions, see "Audit Committee Report" on pgs 101 - 103

Independence
Each committee member has been determined by the Board to qualify as independent under the independence criteria established by the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE). The Board also has determined that each committee member is "financially literate" within the meaning of the NYSE listing standards.

Audit committee financial experts
The Board has identified each of Mr. Freiberg and Mr. Tai as an "Audit Committee financial expert" under the applicable SEC rules based on their experience and qualifications.

* Beginning in June 2020
** Beginning in December 2020

Human Resources & Compensation Committee

Richard K. Davis
Chair

Number of meetings in 2020
7

Other committee members:

- Steven J. Freiberg
- Julius Genachowski
- Oki Matsumoto
- Youngme Moon
- José Octavio Reyes Lagunes

Primary responsibilities
The HRCC is primarily responsible for:

- Ensuring Mastercard's compensation and benefit programs attract, retain and motivate employees
- Ensuring pay practices are consistent with our compensation strategy, regulatory requirements, and the practices of similar companies
- Determining annual and long-term goals for Mastercard and ensuring compensation of the CEO and key executives is commensurate with levels of performance
- Ensuring thoroughness of the succession planning process
- Reviewing key diversity initiatives and people and capabilities policies and practices
- Providing direction to management on strategies with significant people and capabilities implications

Independence
Each committee member has been determined by the Board to qualify as independent under the independence criteria established by the SEC and the NYSE, is a non-employee director for purposes of Rule 16b-3 under the Exchange Act and is an outside director for purposes of Section 162(m) of the Internal Revenue Code.

Director Compensation
To learn more about how Mastercard considers and determines executive and non-employee director compensation, including the role of executive officers and the compensation consultant, see "Compensation discussion and analysis" beginning on pg 56.

Nominating & Corporate Governance Committee
Merit E. Janow
Chair

Number of meetings in 2020
4

Other committee members:
- Choon Phong Goh
- Gabrielle Sulzberger
- Jackson Tai

Primary responsibilities
The NCG's responsibilities include:

- Identifying individuals qualified to become directors
- Recommending that the Board select the candidates for directorships to be filled by the Board or by the stockholders
- Developing and recommending to the Board a set of corporate governance principles
- Overseeing the annual process for Board and committee self-evaluations
- Overseeing legal, regulatory and public policy matters significant to Mastercard

- Taking a leadership role in shaping corporate governance with a focus on the long-term interests of Mastercard and its stockholders
- Overseeing Mastercard's policies and programs and monitoring governance trends in the following areas:
  - corporate responsibility
  - environmental stewardship
  - human rights
  - inclusion and diversity
  - other matters of significance to the company and its stockholders

Independence
Each committee member has been determined by the Board to qualify as independent under the independence criteria established by the NYSE.

Board and committee evaluation

Each year, the Board and its committees undergo an evaluation to examine membership, composition, committee and committee chair rotation, and overall board refreshment. Our evaluation process is designed to identify ways in which to enhance the performance of the Board and ensure that our directors have the right experiences and skills to execute our strategy. The NCG oversees the evaluation process, determining its format and framework, including whether to use a third-party facilitator. The NCG has used a third-party facilitator in the past when appropriate.

When we do not use a third-party facilitator, we utilize a director questionnaire to facilitate the annual evaluation of topics such as board and committee effectiveness and director contributions. In 2021, our Lead Director and NCG Chair, with the support of the Executive Chairman, will review the questionnaire results and share them with each committee chair. Our Lead Director will organize and summarize the responses and recommendations for discussion with the Board. Each committee reviews its own assessment as well.

1 NCG determines evaluation process format, including whether to use a third-party facilitator.

2 When third-party facilitator is used, NCG interviews and selects provider

3 If no facilitator, NCG updates questionnaire to elicit information needed in the coming year

4 Lead Director and Committee chairs review, summarize and share results

5 Determinations are made as to action items

Board risk oversight

Our Board is responsible for establishing Mastercard's risk appetite and overseeing its risk management program, as well as its risk assessment and management processes. The Board recognizes the importance of effective risk oversight to the success of our business strategy and to the fulfillment of its fiduciary duties to the company and our stockholders. The Board believes thoughtful risk taking is a critical component of innovation and effective leadership. It also recognizes that imprudently accepting risk or failing to appropriately identify and mitigate risks could negatively impact our business and stockholder value. The Board, therefore, seeks to foster a risk-aware culture by encouraging thoughtful risk taking in pursuit of the company's objectives.

The Board exercises this oversight both directly and indirectly through its three standing committees, each of which is delegated responsibility for specific

risks and keeps the Board informed of its oversight efforts through regular reports by each committee chair. Management is accountable for day-to-day risk management efforts, including the creation of appropriate risk management programs and policies. An internal Risk Management Committee, composed of senior executives and other risk functions, guides these risk management activities.

The Board and committees' risk oversight and management's ownership of risk are foundational components of our Enterprise Risk Management program, which is designed to provide comprehensive, integrated oversight and management of risk, as well as to facilitate transparent identification and reporting of key business issues to senior management, appropriate Board committees and the Board as a whole.

Board of Directors
Our Board oversees major risks, including strategic, operational (including cybersecurity), legal and regulatory, financial and CEO succession planning risks.

The Board's three standing committees oversee delegated responsibilities for specific risks.

Nominating and Corporate Governance Committee	**Audit Committee**	**Human Resources and Compensation Committee**
• Governance structure and processes • Legal and policy matters with potential significant reputational impact • Matters of significance to the company and its stockholders, including corporate responsibility, environmental stewardship, human rights, inclusion and diversity	• Financial statement integrity and reporting • Major financial and other business risk exposures • Information security, technology, and privacy and data protection • Risk management framework • Legal, regulatory and compliance risks • Internal controls	• Employee compensation policies and practices • Key diversity initiatives and people and capabilities policies and practices, including those related to organizational engagement and effectiveness and employee development • Non-executive director compensation policies and practices • Succession planning

In overseeing these risks, the Board gives consideration to our brand and reputation as well as our culture and conduct.

Management
The key risk responsibilities of our management team include: • Business units' responsibilities to identify and manage business risk • Central functions' responsibility to design a risk framework, including setting boundaries and managing risk appetite • Internal audit's responsibility to provide independent assurance on design and effectiveness of internal controls and governance processes

The key processes by which the Board and its committees oversee risk are as follows:

- **Board.** The Board exercises its direct oversight responsibility by meeting, at least annually, with management to discuss risk management processes and to assess the major risks impacting Mastercard. The Board also considers management's risk analyses as it evaluates Mastercard's business strategy. Throughout the year, the Board and designated committees dedicate a portion of their regularly scheduled meetings to review and discuss specific risks in detail, including through the use of hypothetical risk scenarios and incident simulations. Strategic and operational risks are presented to and discussed with the Board and its committees by the executive officers, the General Counsel, Chief Financial Officer, Chief Compliance Officer and General Auditor.

- **Audit Committee.** The Audit Committee oversees risk management policies and processes by periodically meeting with management, the General Auditor and our independent registered public accounting firm for discussions regarding risk. The Audit Committee reviews Mastercard's risk management framework and programs used by management in its discussions of our risk profile and risk exposures. The Audit Committee reviews major risks facing Mastercard and periodically receives a report on the status of the top risks and the steps taken to manage them. A Risk Subcommittee of the Audit Committee has been formed to assist the Audit Committee in fulfilling its responsibility with respect to its oversight of risk assessment and risk management of the company. The Audit Committee also meets with management of individual business units on a periodic and rotating basis to discuss current and emerging risks. The Audit Committee is regularly provided an information security update, as well as updates on material legal and regulatory matters. In addition to the General Auditor, the Chief Compliance Officer has functional reporting to the committee. The Audit Committee reports to the Board on the status of the company's internal controls and approves internal and external audit plans based on a risk-based methodology and evaluation.

- **Human Resources & Compensation Committee.** Throughout the year, when establishing compensation program elements, making awards and determining final payouts for incentive compensation, the HRCC considers the relationship of Mastercard's risk oversight practices to employee compensation policies and practices for all employees (including non-executive officers), including whether our compensation programs create or encourage excessive risk taking that is reasonably likely to have a material adverse effect on the company. We further discuss the HRCC's assessment of risk under "Executive compensation–Compensation discussion and analysis–Risk assessment" (pg 79).

- **Nominating & Corporate Governance Committee.** The NCG oversees risks by meeting periodically throughout the year to proactively consider and address key governance, legal and policy matters that could have a significant reputational impact on Mastercard and its public affairs and matters of concern raised by stockholders, including business strategy, board refreshment, compensation practices, risk oversight, human rights, environmental stewardship, sustainability, inclusion and diversity.

Board oversight of information security, including cybersecurity and data privacy

Given the importance of information security and privacy to our stakeholders, our Board receives an annual report from our Chief Security Officer (CSO) to discuss our program for managing information security risks, including cyber and data security risks. The Audit Committee also receives annual briefings on both information security and data privacy from the CSO and Chief Privacy Officer. Both the Board and the Audit Committee receive regular reports on our cyber readiness, adversary assessment and risk profile status. In addition, the Board, Audit Committee and NCG receive information about these topics as part of regular business and regulatory updates, and our directors are apprised of incident simulations and response plans, including for cyber and data breaches.

Program highlights

- ✓ We are committed to the responsible handling of personal information, and we balance our product development activities with a commitment to transparency and control, fairness and non-discrimination, as well as accountability.
- ✓ Our multi-layered information security and data privacy programs and practices are designed to ensure the safety, security and responsible use of the information and data our stakeholders entrust to us.
- ✓ We work with our customers, governments, policymakers and others to help develop and implement standards for safe and secure transactions, as well as privacy-centric data practices.
- ✓ Our programs are informed by third-party assessments and advice regarding best practices from consultants, peer companies and advisors.
- ✓ We continually test our systems to discover and address any potential vulnerabilities.
- ✓ We maintain a business continuity program and cyber insurance coverage.

Our Corporate Governance Practices

Our robust corporate governance practices and policies align with our strategic objectives and result in effective, independent oversight.

Board practices

- Frequent executive sessions of independent directors
- Annual Board and committee self evaluations
- Continuous assessment of Board refreshment
- Oversight of risk management practices, fostering a risk-aware culture while encouraging thoughtful risk taking
- Considers issues of cyber readiness, adversary assessment and our risk profile status and is apprised of incident simulations,and response plans, including for cyber and data breaches
- Active engagement in managing talent and long-term succession planning

Board policies

- Annual election of directors
- Majority voting for director elections
- 12 of 14 Board nominees are independent
- Proxy access
- Stock ownership guidelines for directors

We encourage you to visit the "Corporate Governance" area of the "Investor Relations" page of our website where you will find our key documents, policies and additional information about corporate governance at Mastercard.



Stockholder Engagement

Management, and where appropriate, directors engage with stockholders in the boardroom, via video conference, telephone, and at conferences on a variety of topics. The exchanges we and our Board have had with stockholders provide us with a valuable understanding of our stockholders' perspectives and meaningful opportunities to share views with them.

- Business strategy
- Compensation practices
- Data privacy
- Our response to COVID-19
- Talent and culture
- Sustainability
- Risk oversight
- Data privacy
- Board refreshment



Sustainability Engagement

We welcome the views of a broad range of stakeholders who serve as critical partners in identifying our key sustainability areas of impact. We regularly engage with these stakeholders to better understand their views and sustainability concerns and ensure we are prioritizing issues important to both our stakeholders and our long-term business success.

- Employees, financial institutions, merchants and customers
- Stockholders
- Suppliers
- Governments and regulators
- International organizations
- Community and nongovernmental organizations



Commitment to Transparency

Our website disclosures address critical matters of interest to our stakeholders, including our commitment to social responsibility.

- Human Rights Statement
- Political activity/political spending
- Our response to COVID-19
- Sustainability Report
- Diversity and inclusion
- Talent and culture
- Privacy and data protection

Engagement and Transparency

Political activity and spending

We are committed to engaging appropriately in the political process and policy arena in a manner that informs and affects the debate concerning issues related to our business, investors and customers. We strive to engage on these issues in the most responsible and ethical way, and the Mastercard Political Action Committee makes decisions on contributions based in part on several criteria, including commitment to democracy, constitutional protections and the rule of law, as well as respect and tolerance for a diversity of views, leadership on matters of social impact, adherence to high standards and exemplary ethical character. We provide additional disclosure on our political activity and spending on our website.

Code of Conduct and Supplemental Code of Ethics

We have a written Code of Conduct that applies to all of our directors, executive officers and employees and provides a statement of Mastercard's policies and procedures for conducting business legally and ethically. In addition, Mastercard has adopted a written Supplemental Code of Ethics that applies only to the CEO, CFO, Controller and certain other senior officers. We will promptly disclose, if required by applicable laws, any amendment to, or waiver from, our Code of Conduct or Supplemental Code of Ethics granted to directors or executive officers by timely posting such information on our website.

Where to find our Code of Conduct and Supplemental Code of Ethics
 Go to our website at https://investor.mastercard.com/corporate-governance/policies-and-reports/default.aspx
 Request copies (free of charge) by writing to: Office of the Corporate Secretary 2000 Purchase Street Purchase, NY 10577 Attention: Janet McGinness

Hedging/pledging prohibitions and insider trading policy

Our Code of Conduct includes various prohibitions against inappropriate trading activities in relation to Mastercard securities. Employees (including executive officers) and non-employee directors are not permitted to hedge their economic exposure to the Mastercard stock they own, meaning that engaging in, trading in or writing options; buying puts, calls or other derivative securities; or engaging in short selling or similar types of transactions in Mastercard securities are prohibited. In addition, employees and non-employee directors are not permitted to buy Mastercard securities on margin unless arrangements are made to cover any margin calls in cash, nor are they allowed to pledge (or hypothecate) Mastercard securities as collateral for a loan.

Under our insider trading policy, directors, named executive officers, other senior executives and other individuals with access to material non-public information about Mastercard are prohibited from engaging in transactions in Mastercard securities during blackout periods (unless those transactions occur as part of a Rule 10b5-1 trading plan).

All directors and executive officers, as well as certain of our other senior executives, are required to pre-clear with the General Counsel all transactions in Mastercard securities (including entering into any Rule 10b5-1 trading plans).

All executive officers and certain of our other senior executives are required to enter into a Rule 10b5-1 plan in order to transact in Mastercard securities. We also permit directors and employees to enter into Rule 10b5-1 plans. All such plans must be approved by the General Counsel .

Communicating with the Board

Stockholders and other interested parties may contact any or all Board members (including our Lead Director or the non-management directors as a group), any of its committees or any committee chair by email or mail. Correspondence should be addressed to the Board of Directors or any such individual directors or group or committee of directors by either name or title.

The Corporate Secretary or another member of our Law Department opens all communications to determine whether the contents represent a message to the directors. All correspondence that is not in the nature of advertising or promotion of a product or service or is not trivial, irrelevant, unduly hostile, threatening, illegal, patently offensive or similarly inappropriate will be forwarded promptly to the addressee. If no particular director is named, the communication will be forwarded, depending on the subject matter, to the Audit Committee Chair, the HRCC Chair or the NCG Chair.

Correspondence can be sent:

By email:
 corporate.secretary@mastercard.com

By mail:
 Mastercard Incorporated Board of Directors Office of the Corporate Secretary 2000 Purchase Street Purchase, NY 10577 Attention: Janet McGinness

The Corporate Secretary will forward to the Audit Committee Chair any correspondence that reflects a complaint or concern involving:

- accounting, internal accounting controls and auditing matters
- possible violations of, or non-compliance with, applicable legal and regulatory requirements
- possible violations of Mastercard's Supplemental Code of Ethics for the CEO and senior officers
- retaliatory acts against anyone who makes such a complaint or assists in the investigation of such a complaint

Whistleblower Policy

Stockholders, employees and others also may report complaints and concerns regarding accounting, internal accounting controls, auditing matters, possible violations of (or non-compliance with) applicable legal and regulatory requirements, possible violations of Mastercard's Supplemental Code of Ethics or retaliatory acts against employees who make such a complaint or assist in the investigation of such a complaint in accordance with our Whistleblower Policy. Our Chief Compliance Officer is responsible for keeping a docket of all reports received under the Whistleblower Policy and summarizing the nature of the complaint and other relevant information. The Chief Compliance Officer will report any recent developments of items listed on the docket in reasonable detail to the Audit Committee Chair (and, if the Chair so directs, to the committee) at or in advance of each regularly scheduled meeting. You can find our Whistleblower Policy in the "Investor Relations" section of our website at https://investor.mastercard.com/investor-relations/corporate-governance/policies-and-reports/default.aspx.

Director independence and related person transactions

Director independence

The corporate governance listing standards of the NYSE require that a majority of the Board (and each member of the Audit Committee, the HRCC and the NCG) be independent. To assist in its independence determinations, the Board has adopted director independence standards as part of our Corporate Governance Guidelines, which you can find on our website at https://investor.mastercard.com/corporate-governance/governance-guidelines/default.aspx.

No director or director nominee will be considered independent unless the Board affirmatively determines that such individual has (or would have) no material relationship with Mastercard (either directly or as a partner, stockholder or officer of an organization that has a relationship with Mastercard) other than as a Board or committee member. Additional requirements apply to Audit Committee and HRCC members. When making independence determinations, the Board broadly considers all relevant facts and circumstances, as well as any other facts and considerations specified by the NYSE, by law, or by any rule or regulation of any other regulatory body or self-regulatory body applicable to Mastercard. When assessing the materiality of a director's relationship with Mastercard, the Board considers the issue not merely from the standpoint of the director or director nominee but also from that of persons or organizations with which such individual has an affiliation. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships (among others). In addition, the Board applies the independence guidelines set forth in our Corporate Governance Guidelines, which generally track the independence standards set by the NYSE.

In determining the independence of each current non-management director and director nominee, the Board considered any transactions, relationships and arrangements as required by the NYSE Listed Company Manual and under the independence requirements adopted by the Board.

> The Board affirmatively determined that each of our current director nominees is independent except for Mr. Banga (our Executive Chairman) and Mr. Miebach (our President and CEO).

Certain relationships and related person transactions

Board approval of related person transactions

The Code of Conduct requires that any transaction that exceeds $120,000 between Mastercard and a related party, and in which a related party would have a direct or indirect material interest, be promptly disclosed to the General Counsel. The General Counsel is required to disclose such transactions promptly to the Board. Transactions with related parties must be approved or ratified by the Board or a committee of the Board consisting of at least three disinterested directors. Any director having an interest in the transaction is not permitted to vote on such transaction. Under the Code of Conduct, a related party is any of the following:

- an executive officer of Mastercard
- a director (or director nominee) of Mastercard
- a beneficial owner of 5% or more of any class of Mastercard's voting securities
- an immediate family member of any executive officer, director (or director nominee) or beneficial owner of 5% or more of any class of Mastercard's voting securities
- an entity in which one of the above described persons has a substantial ownership interest in or control of such entity

Related person transactions

Alisdair Haythornthwaite, a Mastercard employee, is the son of Richard Haythornthwaite, our former Board Chair, who retired on December 31, 2020. In 2020, Alisdair Haythornthwaite earned $338,000 in base salary and cash bonus; received long-term incentive equity awards with an aggregate grant date value of $265,000; and received $97,000 as reimbursement for expenses typically covered by the company for employees at his geographic location. He participates in employee benefit plans and programs generally made available to employees of similar responsibility levels, and his compensation is consistent with the total compensation provided to other employees of the same level with similar responsibilities in his geographic location.

Bhargav M. Rajamannar is the son of Raja Rajamannar, an executive officer of the company. In 2020, Bhargav Rajamannar earned $146,000 in base salary and bonus. He participates in employee benefit plans and programs generally made available to employees of similar responsibility levels, and his compensation is consistent with the total compensation provided to other employees of the same level with similar responsibilities. Bhargav Rajamannar's role is not within his father's reporting line, and, therefore, Raja Rajamannar does not participate in any performance or compensation discussions related to his son.

Additional board service requirements

Our certificate of incorporation, by-laws and Corporate Governance Guidelines provide additional requirements for service as a Board member, as well as limited membership for "Industry Directors" (as described below) and officers or employees of Mastercard or any of its subsidiaries (management directors).

Provision	Description
Requirements for service	Only 36% of our Board may be Industry Directors, directors who either currently or during the prior 18 months have an affiliation or relationship (including as a director, officer, employee, or agent, or any material business relationship) with any entity (and any of its affiliates) that on or after May 30, 2006 was or becomes a Class A (or principal) or affiliate member of Mastercard International or a licensee of its brands, or with any operator, member or licensee of any general purpose payment card system (or any affiliates of any such entity) that competes with Mastercard. In addition, no director can: • either currently or during the prior three years have an affiliation or relationship (including as a trustee, officer, employee or agent, or any material business relationship) with Mastercard Foundation or • be a director, regional board director, officer, employee, or agent of or represent an entity (or an institution that is represented on any board of such an entity) that owns and/or operates a payment card program that is competitive with any of Mastercard's comparable card programs.
Industry Directors and other composition requirements	• At least 64% of the Board must be determined by the Board not to be Industry Directors (directors with the types of relationships described above). • The total number of non-Industry Directors and non-management directors must be at least two greater than the number of Industry Directors and management directors. • Up to one-third of the members of each of the Audit Committee, the HRCC and the NCG may be Industry Directors. • No more than one Industry Director may serve on the NCG. • The Board has deemed Mr. Freiberg and Mr. Tai to be Industry Directors.
Quorum	A majority of the directors in office, provided that a majority of the directors present are neither Industry Directors nor management directors, constitutes a quorum.
Vacancies	Vacancies are to be filled only by a vote of the majority of the directors then in office who are not Industry Directors.
Nominations	Industry Directors cannot participate in nominating or selecting directors.

Director compensation

Mastercard's director compensation is primarily composed of cash and equity-based compensation. The company sets compensation for non-employee directors competitively and in light of the time commitment and prior experience levels expected of directors. Each year, the HRCC's independent consultant, Frederic W. Cook & Company, Inc., performs a review of Mastercard's director compensation levels relative to market data (the same peer companies used for benchmarking and for setting executive compensation). The HRCC recommends the form and amount of director compensation, which is determined by the Board.

As management directors of the company, neither Mr. Banga nor Mr. Miebach receives compensation for service on our Board.

2020 director compensation

The following table describes the components of 2020 director compensation:

Annual compensation for Board service		
Role	Cash	Equity
Non-employee directors	$100,000	$215,000
Chairman of the Board	$180,000	$295,000

Additional compensation for committee service		
Committee	Chair	Member
Audit	$35,000	$17,500
HRCC	$30,000	$15,000
NCG	$25,000	$12,500

Cash compensation is paid in advance in January for the first half of the year and in arrears in December for the second half of the year. The annual retainer and any committee retainer fees are prorated for partial year Board or committee service. Under the Mastercard Incorporated Deferral Plan, US non-employee directors are eligible to defer all or part of their cash compensation into a non-qualified deferred compensation arrangement. Directors who elect to defer cash compensation receive earnings on their deferrals based on investment elections. None of the investment options provides returns considered to be above-market or preferential.

Annual stock grants are awarded upon a director's election on the date of the annual meeting of stockholders, are immediately vested with a four-year transfer restriction, and are in the form of restricted stock or deferred stock units. Each director selects the form of his or her award during an annual election process. Directors elected to the board outside of the annual meeting of stockholders are granted a prorated equity award.

Non-employee directors are eligible to have Mastercard make matching gift contributions of up to $15,000 annually to eligible charities in the name of the director. In addition, non-employee directors are eligible to have Mastercard make contributions up to $5,000 to a charity of their choice to match director contributions to Mastercard's Political Action Committee. Directors are reimbursed for expenses related to attending Board and committee meetings.

Director stock ownership guidelines

Each non-employee director is expected, within six years of joining the Board, to accumulate an ownership position in our stock equal to five times the applicable annual cash retainer. All current non-employee directors have holdings that exceed the guidelines' recommended ownership level.

2020 total director compensation

The following table summarizes the total compensation earned in 2020 by each of our current non-employee directors:

Name	Fees earned or paid in cash ($)	Stock awards ($) [1]	All other compensation ($) [2]	Total ($)
(a)	(b)	(c)	(d)	(e)
Richard Haythornthwaite, Former Board Chair[3]	210,000	295,041	15,000	520,041
David R. Carlucci[4]	65,000	—	15,000	80,000
Richard K. Davis	130,000	215,267	—	345,267
Steven J. Freiberg	150,000	215,267	5,500	370,767
Julius Genachowski	115,000	215,267	9,700	339,967
Choon Phong Goh	112,500	215,267	—	327,767
Merit E. Janow[5]	135,208	215,267	19,000	369,475
Oki Matsumoto	115,000	215,267	—	330,267
Youngme Moon	115,000	215,267	—	330,267
Rima Qureshi	117,500	215,267	—	332,767
José Octavio Reyes Lagunes	115,000	215,267	—	330,267
Gabrielle Sulzberger	112,500	215,267	20,000	347,767
Jackson Tai	130,000	215,267	20,000	365,267
Lance Uggla	117,500	215,267	—	332,767

[1] Amount represents the aggregate grant date fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718 excluding the effects of estimated forfeitures in connection with all stock awards granted to Board members in 2020. The share price used for converting the grant made on June 16, 2020, the date of the 2020 annual meeting of stockholders, was the closing price of our common stock on the NYSE on that date ($304.48 per share). Mr. Haythornthwaite's award represents 969 shares of restricted stock. Awards for Mr. Reyes, Mr. Goh, Mr. Tai, and Ms. Moon represent 707 shares of restricted stock. Awards to all the other Board members represent 707 DSUs per director. All stock awards, including restricted stock, are subject to a minimum four-year transfer restriction.

[2] Amount represents company-paid charitable matching contributions.

[3] Mr. Haythornthwaite retired from the Board on December 31, 2020.

[4] Mr. Carlucci retired from the Board in June 2020.

[5] Ms. Janow joined the Audit Committee in June 2020 and became the Lead Director on January 1, 2021.

The following table further describes the fees paid in cash to each non-employee director for 2020, as shown in column (b) of the above table:

Name	Annual retainer ($)	Audit committee retainer ($)	HRCC retainer ($)	NCG committee retainer ($)	Fees earned or paid in cash ($)
Richard Haythornthwaite, Former Board Chair [1]	180,000	17,500	—	12,500	210,000
David R. Carlucci [2]	50,000	8,750	—	6,250	65,000
Richard K. Davis	100,000	—	30,000	—	130,000
Steven J. Freiberg	100,000	35,000	15,000	—	150,000
Julius Genachowski	100,000	—	15,000	—	115,000
Choon Phong Goh	100,000	—	—	12,500	112,500
Merit E. Janow [3]	100,000	10,208	—	25,000	135,208
Oki Matsumoto	100,000	—	15,000	—	115,000
Youngme Moon	100,000	—	15,000	—	115,000
Rima Qureshi	100,000	17,500	—	—	117,500
José Octavio Reyes Lagunes	100,000	—	15,000	—	115,000
Gabrielle Sulzberger	100,000	—	—	12,500	112,500
Jackson Tai	100,000	17,500	—	12,500	130,000
Lance Uggla	100,000	17,500	—	—	117,500

[1] Mr. Haythornthwaite retired from the Board in December 2020.
[2.] Mr. Carlucci retired from the Board in June 2020.
[3] Ms. Janow became a member of the Audit Committee in June 2020 (7 months).

Sustainability

03

We know firsthand that our commitment to environmental and social responsibility — and our core values of operating ethically and responsibly and with decency — is directly connected to our continuing success as a business.

That's why we are applying the full breadth of our technology, insights, partnerships and people to build a more inclusive and sustainable digital economy, where people can reach their potential, growth is inclusive and the planet thrives.

Sustainability Governance

Sustainability at Mastercard is driven from the top by our Board of Directors and CEO, and it is embedded in every level of our company.

Board of Directors

Because sustainability is part of our strategic thinking, the full Board oversees certain sustainability matters, including financial inclusion, privacy and cybersecurity directly as part of both regular market reviews of geographic areas and strategic reviews of the business. The Board also reviews talent matters annually.

All three Board committees also oversee discrete sustainability matters from a strategic and risk-management perspective.

Nominating and Corporate Governance Committee	Audit Committee	Human Resources and Compensation Committee
Oversees policies and monitors programs related to sustainability issues such as: • Environmental stewardship • Human rights • Inclusion and diversity • Public policy activities	Discusses ethics and compliance and receives regular reporting regarding business risks and opportunities, including the following sustainability issues: • Data privacy and data protection • Information security, including cybersecurity • Tax policies, strategies and exposures	Discusses our people and culture regularly, including: • Talent management • Key diversity initiatives • Compensation, benefit plans and human resources • Executive and director compensation • Succession planning

Senior Management

Our senior management works together to advance our global sustainability efforts across the organization.

Our Executive Vice President for Sustainability and the Chief Sustainability Officer are tasked with developing sustainability milestones and working with business units to leverage them as enterprise-wide drivers of growth. The Executive Vice President of Sustainability reports to the President of Strategic Growth, who reports directly to the CEO. The Sustainability function, including the President of Strategic Growth, reports regularly to the Board and the relevant committees on sustainability matters.

Environment, Social and Governance Assessment

Every few years, we conduct a formal Environmental, Social and Governance (ESG) materiality assessment that captures the views from internal and external stakeholders on ESG topics. This formal assessment ensures that our strategy prioritizes key areas of impact that are important to our external stakeholders and our long-term business success. In the interim years between the formal assessment, we refresh the results each year, as needed.

In 2020, we completed this formal assessment, which incorporated the research and guidance provided by the Global Reporting Initiative (GRI) and the Sustainability Accounting Standards Board (SASB).

Stakeholder Engagement

We continuously engage with stakeholders to better understand their views and sustainability concerns. This diverse engagement is designed to ensure we are prioritizing issues that are important to both our stakeholders and our long-term business success.

Employees
- We maintain continuous engagement with our people through a variety of channels, including town halls, digital and face-to-face communications and intranet communications.
- Feedback is encouraged through the Experience Survey, manager dialogue and our Ethics Helpline.

Financial institutions, merchants & consumers
- We help merchants, financial institutions and other organizations by delivering data-driven insights and other services that help them create and grow simple and secure customer experiences.
- For consumers, we provide faster, safer and more convenient ways to pay and transfer funds.

Suppliers
- We work closely with our suppliers to ensure that we can source responsibly and conduct business with integrity.
- Our suppliers are expected to comply with the ethics standards communicated in our Supplier Code of Conduct and promote these standards within their own supply chains.

Community & nongovernmental organizations
- Mastercard is involved in several partnership efforts with community organizations and NGOs on issues relevant to their organizations and our businesses, including financial inclusion, financial education, philanthropy and academic research.

Government & regulators
- We help national and local governments drive increased financial inclusion, and efficiency, reduce costs, increase transparency to reduce crime and corruption and advance social programs.

Stockholders
- Management, and, where appropriate directors, engaged with our stockholders throughout the year in the boardroom, via video conference, telephone and at conferences at which stockholders were present.

We invite you to visit our website (https://www.mastercard.us/en-us/vision/corp-responsibility.html) to read our Sustainability Report and to learn more about our commitment to being a force for good.

2020 Highlights

The COVID-19 pandemic has reinforced how deeply interconnected our world has become. In addition to the protests against racial injustices, our global threats (i.e., climate change) and the everyday challenges we're facing have underscored how much more work we all must do. We have always said that how we come out of the pandemic is a choice, and Mastercard made a clear choice. We are not going to put things back as they were pre-pandemic. We are committed to building an inclusive and sustainable digital economy, one that benefits everyone, everywhere.

The following 2020 highlights reflect how we're driving this commitment for our people, for the market and for society at large.

Our response to COVID-19 focused on supporting an inclusive recovery for our company, employees, customers and communities.

- Had no COVID-19 related layoffs in 2020
- Introduced a COVID-19 global employee benefit for up to 10 business days of additional paid leave for sickness, childcare or eldercare
- Covered 100% of costs of COVID-19 testing for all employees and provided access to free COVID-related telemedicine consultations for U.S. employees
- Provided employees with flexibility to decide where and how they work and put precautionary health and safety measures in place at all offices
- Introduced more mental health benefits such as a platform and tool to help employees bolster mental well-being and curb stress
- Engaged with several hundred national and local governments globally to help digitize relief programs and support recovery planning, such as the secure delivery of social disbursements
- Committed up to $300 million, including $250 million in financial, technology, product and insight assets over the next five years, to help communities and small businesses recover and build resilience

For more about our COVID-19 response, see: https://www.mastercard.com/global/covid-19-info.html
For more about our Environmental Stewardship see: https://www.mastercard.us/en-us/vision/corp-responsibility/sustainability.html
For more about our In Solidarity commitments & action see: https://www.mastercard.com/news/perspectives/featured-topics/solidarity-in-action/

In Solidarity, a company-wide long-term initiative, was created in 2020 to stand against racism and advance equal opportunity for all.

- Committed to investing $500 million in Black communities in the U.S. over the next five years
- Pledged to expand spending with Black suppliers in the U.S. by 70% to $100 million annually by 2025
- Increased participation of Black colleagues in training, mentorship, sponsorship and well-being programs in the U.S.
- Committed to grow our Black leadership at the Vice President-level and above globally by 50% by 2025
- Adapting regional inclusion plans globally to address the unique needs of local markets and communities and combat racism and discrimination around the globe

In addition, in 2020, we've kept our eye on gender equality. Based on our most recent annual pay equity analyses, women employees earn equal pay for equal work - $1.00 for every $1.00 men employees earn. Additionally, globally, the median pay for women as of September 2020, is 92.4% of the median for men.

We increased our commitment to environmental sustainability because economic growth cannot come at the expense of the planet.

- Aligned with the Task Force on Climate-related Financial Disclosures (TCFD) recommendations and will be increasing our transparency in 2021
- Expanded the Priceless Planet Coalition to more than 40 partners to regrow 100 million trees over five years
- Produced over 10 million cards since 2018 for issuance with approved sustainable materials using Mastercard's Sustainable Card Materials Directory
- In January 2021, pledged to reach net zero emissions by 2050, building on our existing commitments to reduce greenhouse gas emissions aligned with a 1.5-degree Celsius climate trajectory

Management Committee

04

Our Board of Directors oversees and approves the company's long-term strategy. Under the Board's oversight, the Management Committee implements the company's strategic direction. The Management Committee consists of our executive officers and additional members of management.

Management Committee members

Our executive officers are identified below by boldface type.

Name	Title
James Anderson	Executive Vice President, Commercial Products
Ajay Banga	**Executive Chairman**
Mark Barnett	President, Europe
Ajay Bhalla	**President, Cyber & Intelligence Solutions**
Ann Cairns	**Vice Chairman**
Gilberto Caldart	**President, International**
Dimitrios Dosis	President, Advisors
Carlo Enrico	President, Latin America and Caribbean
Jennifer Erickson	Executive Vice President, Communications
Michael Fraccaro	**Chief People Officer**
Michael Froman	**Vice Chairman and President, Strategic Growth**
Ron Green	Chief Security Officer
Francis Hondal	President, Loyalty & Engagement
Linda Kirkpatrick	**President, North America**
Jorn Lambert	Chief Digital Officer
Hai Ling	Co-President, Asia Pacific
Raghu Malhotra	President, Middle East and Africa

Name	Title
Edward McLaughlin	**President, Operations and Technology**
Sachin Mehra	**Chief Financial Officer**
Carlos Menendez	President, Enterprise Partnerships
Michael Miebach	**President and CEO**
Tim Murphy*	**Chief Administrative Officer**
Jennifer Rademaker	Executive Vice President, Customer Delivery
Raja Rajamannar	**Chief Marketing & Communications Officer and President, Healthcare**
Blake Rosenthal	Executive Vice President, Segment Solutions
Ari Sarker	Co-President, Asia Pacific
Kush Saxena	Executive Vice President, U.S. Merchants and Acceptance
Andrea Scerch	President, Consumer Products and Processing
Raj Seshadri	**President, Data & Services**
Kevin Stanton	**Chief Transformation Officer**
Paul Stoddart	President, New Payments Platforms
Greg Ulrich	Executive Vice President, Strategy, Corporate Development and M&A
Rich Verma*	**General Counsel and Head of Global Public Policy**
Craig Vosburg	**Chief Product Officer**

*Effective April 15, 2021, Mr. Murphy (i) assumed the role of Chief Administrative Officer, and (ii) was succeeded as General Counsel by Mr. Verma.

Executive officers

Information about our executive officers may be found in our 2020 Form 10-K.

Our Management Committee members have diverse perspectives.



21%

7 management committee members are women



44%

15 management committee members are racially or ethnically diverse



38%

13 management committee members are located in non-U.S. offices



Our management committee members hail from 13 countries across 5 continents

52

Average age of management committee members

10+

Unique industry work experience, including:

- Retail
- Energy
- Federal government
- Automotive
- Health

Executive compensation

05

This section describes our executive compensation program for 2020 and certain elements of the 2021 compensation program for our named executive officers.

CD&A Table of Contents

Proposal 2: Advisory approval of Mastercard's executive compensation



The Board unanimously recommends that stockholders vote FOR the advisory approval of our executive compensation as disclosed in this proxy statement

We are asking stockholders to approve an advisory (non-binding) resolution on the compensation of our Named Executive Officers (NEOs). Our compensation and benefit programs are significantly performance-based and are designed to attract, retain and motivate our NEOs, who are critical to our success, and to align their interests with those of our stockholders. Our Board continues to believe that our executive compensation program and policies are effective in achieving these core principles.

The HRCC routinely reviews the compensation and benefit programs for our NEOs to ensure that they achieve the desired goals of closely aligning our executive compensation with performance and with our stockholders' interests. These reviews have resulted in a number of changes over the last several years.

We are asking stockholders to indicate their support for our NEO compensation as described in this proxy statement. This proposal, commonly known as a say-on-pay proposal, gives stockholders the opportunity to endorse or not endorse our executive compensation program. This vote is not intended to address any specific item of compensation but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this proxy statement. Accordingly, we are asking stockholders to vote FOR the following resolution at the Annual Meeting:

> "RESOLVED, that the compensation paid to Mastercard's named executive officers, as disclosed in this proxy statement pursuant to the SEC rules, including the compensation discussion and analysis, compensation tables and any related narrative discussion, is hereby approved."

Because this vote is advisory, it will not be binding on Mastercard, the Board or the HRCC. However, the Board and the HRCC value the opinions of our stockholders and will review and consider the voting results when considering our executive compensation program.

Our Board has determined to hold annual say-on-pay advisory votes. Unless the Board determines otherwise, the next say-on-pay advisory vote will be held at our 2022 annual meeting of stockholders.

For an understanding of our executive compensation program and, in particular, the changes we made this year, we strongly encourage you to read:

- "Compensation discussion and analysis" (pgs 56 - 79)
- "Summary Compensation Table" and additional compensation tables (pgs 80 - 97)

Compensation discussion and analysis

This Compensation Discussion and Analysis (CD&A) describes Mastercard's executive compensation program for 2020, as well as certain elements of the 2021 program for our NEOs, who are listed below and appear in the Summary Compensation Table on pg 80.

Named executive officers	Role
Ajay Banga [1]	Chief Executive Officer
Michael Miebach [1]	President and CEO-elect
Sachin Mehra	Chief Financial Officer
Craig Vosburg [2]	President, North America
Tim Murphy [3]	General Counsel

[1] Mr. Miebach succeeded Mr. Banga as CEO on January 1, 2021 at which time, Mr. Banga became Executive Chairman.
[2] Mr. Vosburg became Chief Product Officer on January 1, 2021.
[3] Mr. Murphy became Chief Administrative Officer on April 15, 2021.

Executive summary

An Unprecedented Year

The challenges the world faced in 2020 were unprecedented, from a global health pandemic and resulting economic crisis to a newly heightened awareness of the importance of equality and inclusion in a world in which we are more connected and interdependent than ever. For everyone, everywhere, 2020 was a year of change, but with it came opportunity to demonstrate extraordinary resilience and adaptability.

At Mastercard, we seized this opportunity through the power of our people, whose diversity, innovation, drive and decency, act as a force multiplier on all of our assets. Our employees and our culture are the key enablers of our strategy to build our core payments, diversify our services, and grow our addressable markets through our technology and brand. We steadfastly stood by our people during this time of crisis, protecting their jobs and the health and well-being of themselves and their families. By taking care of our people while focusing on shareholder value, we made it possible for them to lean in and help our customers, merchants and small business owners, governments, and everyday consumers. Their dedication, even in a time of crisis, comes from a universal understanding that we will only thrive when the world thrives and that it is our responsibility to make the digital economy work for everyone, everywhere.

As described in this CD&A, the company took extraordinary actions in 2020 to protect and engage our most important asset – our employees. These actions were taken out of concern for not only our people, but for all stakeholders, from our stockholders to all those individuals and institutions who have a vested interest in participating in and gaining increased access to the digital economy, where all types of payments are fast, safe, and secure.

2020 financial and operational highlights

The following are our key financial and operational highlights for 2020, including growth rates over the prior year:

GAAP		
Net revenue	Net income	Diluted EPS
$15.3B	$6.4B	$6.37
down 9%	down 21%	down 20%

NON-GAAP [1] (currency-neutral)		
Net revenue	Adjusted net income	Adjusted diluted EPS
$15.3B	$6.5B	$6.43
down 8%	down 17%	down 16%

 **Gross dollar volume** YOY (local currency basis)

$6.3T
flat

 **Cross-border volume growth** (local currency basis)

down
29%

 **Switched transactions**

90.1B
up 3%

[1]. Non-GAAP results exclude the impact of gains and losses on equity investments, Special Items and/or foreign currency. Refer to the Appendix for the reconciliation to the most direct comparable GAAP financial measures and our reasons for presenting them.

Capital returned to stockholders in 2020			Cash flow from operations
Total	Repurchased shares	Dividends	2020
$6.1B	$4.5B	$1.6B	$7.2B

Stock price growth since IPO



Despite the business challenges caused by the pandemic and their impact on 2020 results, Mastercard's historically strong performance has resulted in the substantial appreciation of our stock price from a split-adjusted per share price of $3.90 at the time of our initial public offering in May 2006 to a closing stock price of $356.94 per share as of December 31, 2020.

As discussed in this CD&A, in considering program design and individual pay decisions in 2020, the HRCC carefully considered this performance, as well as the interests of all stakeholders, including our stockholders.

Balancing Stakeholder Interests

COVID-19 gave rise to significant and unique talent management challenges, from ensuring the health, safety, and well-being of our employees around the world, to retaining and motivating them to perform at the highest levels in the face of unprecedented uncertainty. To manage these challenges, the company quickly executed several actions, including a commitment to make no COVID-19-related layoffs in 2020 and introduction of new COVID-19-related benefits, including additional paid leave for illness, childcare, and eldercare, 100% coverage for the cost of COVID-19 testing and flexibility for how and where employees get work done.

While our employees' safety was our primary concern, we relied on them to remain focused and to maximize business results in the face of uncertainty. To achieve this, management and the Board committed to monitoring the development of the pandemic and its impact on Mastercard to ensure that all employees, including our NEOs, would be fairly rewarded for their contributions while balancing the interests of our stockholders. This commitment was made in consideration of the fact that financial targets under in-process incentive plans had been established pre-pandemic, rendering them obsolete as the economic impact of the pandemic became better understood.

Linking Pay to Performance in Unprecedented Times

As disclosed on Form 8-K, on December 31, 2020, the HRCC made certain adjustments to the terms of annual incentive awards for 2020 and Performance Stock Unit (PSU) awards with the three-year performance period ending December 31, 2020 scheduled to vest in 2021 (2018 PSU awards) to account for the effect of the COVID-19 pandemic. The modifications, as described on pgs 65-66 (annual incentive plan) and pgs 70-71 (PSU awards), were intended to ensure that compensation appropriately reflected operating performance that was reasonably within our employees' control while carefully considering the experience of our stockholders, whose one- and three-year annualized returns through December 31, 2020 were 20% and 34%, respectively, corresponding to 68th and 94th percentile performance against S&P 500 companies, respectively, as shown in the charts below. Although the modifications would have resulted in payouts in excess of target, the HRCC capped payouts under both plans at 100%.



Source: FactSet

As described on pg 76, the HRCC approved new design features for our 2021 incentive plans to address continuing economic uncertainty related to COVID-19. These features are generally aimed at improving our employees' line of sight to operating performance and are intended to be temporary, under the assumption that economic activity will gradually revert to pre-pandemic levels. As described below, many of the design features included in our 2021 incentive plans are consistent with modifications made to our 2020 annual incentive plan and 2018 PSU awards, utilizing a predetermined, formulaic approach to adjusting targets on the basis of independent third-party economic data so as to create greater alignment between incentive outcomes and controllable operating performance.

Connecting Pay to Sustainability in 2021

To reinforce the importance of sustainability, which is already a critical part of our culture of decency, the HRCC approved formulaically linking executive annual incentives to Environmental, Social, and Governance (ESG) performance through an ESG modifier, which can increase or decrease payouts by up to +/- 10 percentage points based on performance against quantitative goals for carbon emissions, financial inclusion, and gender pay.

Long-term alignment of CEO pay and stock performance

Consistent with the last several years, our executive compensation program in 2020 delivered pay supported by strong and consistent operating and total shareholder return performance, a primary consideration when the HRCC was making decisions related to 2020 incentive program outcomes. The following charts show CEO total compensation (as disclosed in the Summary Compensation Table) compared with the value of a $100 investment made in Mastercard stock on January 1, 2011, the start of Mr. Banga's first full year in the role:





Since 2011, over the tenure of our former CEO, Mr. Banga, Mastercard has delivered sustained growth, increasing market capitalization by more than $325 billion and delivering a cumulative TSR of 1,579%.

How pay aligns with our culture, strategy and financial results

As described in more detail on pg 62, both the structure of our compensation program and individual pay decisions are designed to support our long-term business strategy, which we believe will ultimately create value for our stockholders and other key stakeholders, including our employees, customers, consumers and the communities in which we operate.

We grow, diversify and build our business through a combination of organic and inorganic strategic initiatives, which are enabled by our brand, data, technology and, most of all, our people. Our ability to attract, retain and engage the exceptional talent needed to execute our business strategy is greatly enhanced by our compensation program, which aligns our cultural, strategic and financial objectives with executive compensation, as described in the following chart.

Performance dimension	Cultural alignment	Strategic alignment	Financial alignment
Annual bonus plan			
Corporate financial results		Financial metrics and goals set in relation to business drivers in each strategic pillar – grow core, diversify customers and geographies, and build new areas	Annual top-line and profitability results (Net Revenue and Net Income)
Corporate ESG modifier (new for 2021)	Commitment to environment, gender pay, and financial inclusion	Serving the under-banked impacts prosperity globally and accelerates shift from cash to digital economy	
Corporate strategic performance modifier	Commitment to decency, inside and outside of Mastercard	Operational objectives in each strategic pillar and enablement areas	
Individual performance (IPF)	Performance is evaluated against the Mastercard values	Performance measured against core strategic objectives appropriate to role	Key financial results appropriate for executive's role
Long-term incentive plan			
Individual performance	Grant is based on potential to grow and lead in alignment with Mastercard values and to assume increasing levels of responsibilities in connection with strategic/financial priorities		
Corporate financial results (PSUs)		Generally, financial metrics and goals aligned to external multi-year guidance	Balances incentives to drive fundamental financials and stock price appreciation
Relative TSR modifier (PSUs)			
Absolute stock price appreciation (PSUs, RSUs, and stock options)	Combination of cultural, strategic and financial priorities drive sustainable, long-term stockholder value		

Positive pay practices

The HRCC and management regularly review our compensation and benefit programs. Accordingly, we have adopted a number of practices over the last several years that affect our executive compensation program:

What we do
✓ Pay for performance
✓ Align executive compensation with stockholder returns through long-term incentives
✓ Maintain significant stock ownership requirements and guidelines as well as a post-vest holding period on performance stock units
✓ Use appropriate peer groups when establishing competitive compensation
✓ Review management succession and leadership development programs
✓ Reward individual performance but with limits that cap individual payouts in executive incentive plans
✓ Regularly assess compensation programs to mitigate undue risk taking by executives
✓ Mandate "double-trigger" provisions for all plans that contemplate a change in control
✓ Maintain robust clawback and equity award forfeiture policies
✓ Retain an independent compensation consultant
✓ Hold an annual say-on-pay advisory vote

What we don't do
✗ No hedging or pledging of Mastercard stock
✗ No excise tax gross-ups for executive officers
✗ No tax gross-ups, other than under our global mobility programs
✗ No repricing stock options
✗ No new evergreen employment agreements
✗ No dividend equivalents on unvested equity awards
✗ No guaranteed annual salary increases or bonuses
✗ No granting of discounted or reload stock options

Stockholder feedback

Each year, Mastercard provides stockholders with a "say-on-pay" advisory vote on its executive compensation programs. At our 2020 annual meeting of stockholders, 95% of votes cast supported our executive compensation program. We view this level of stockholder support as an affirmation of our current pay programs and pay-for-performance philosophy.

Our executive compensation program

Executive compensation philosophy

Mastercard's executive compensation program is designed to support our strategic objectives to grow, diversify and build our business and to attract, motivate and retain our executives, who are critical to Mastercard's long-term success. Our executive compensation program is based upon and designed to address three core principles:

Align the long-term interest of our executives with stockholders	Our compensation program strongly aligns the long-term interests of our stockholders with that of our executives through the use of equity compensation, which is largely long term in nature.
Pay for performance	The majority of the compensation of our CEO and other NEOs is variable and at-risk and tied to pre-established goals linked to financial, strategic and cultural objectives designed to create long-term stockholder value and drive our objectives to grow, diversify and build our business.
Pay competitively	Each year, the HRCC assesses the competitiveness of total compensation levels for executives to enable us to successfully attract, retain and motivate top executive talent.

Our HRCC, composed solely of independent directors, is responsible for the oversight of our executive compensation program and determines the compensation to be paid to our executive officers. The program is designed to attract, retain and motivate senior executives to achieve financial and strategic results that create sustainable value for stockholders, primarily through grants of long-term equity awards rather than annual cash compensation. While our incentive programs are substantially formulaic, the HRCC retains discretion to make adjustments to ensure that compensation appropriately reflects operating performance that is reasonably within our control and to achieve desired talent management objectives, including the engagement and retention of leadership talent needed to execute our business strategy and create long-term value for stockholders.

Total direct compensation for NEOs

The primary elements of our executive compensation program consist of base salary, annual incentive and long-term incentive compensation, which we collectively refer to as TDC. The charts shown below illustrate the TDC mix (using the 2020 year-end target values) for Mr. Banga and the average of the other NEOs:

CEO target total direct compensation mix



94% At risk — 6% Base salary — 14% Annual incentive — 80% Long-term incentive

Other named executive officers target total direct compensation mix



90% At risk — 10% Base salary — 13% Annual incentive — 77% Long-term incentive

As these charts demonstrate, a substantial amount of our NEOs' target total direct compensation is variable, at-risk and performance based. Target total direct compensation for our NEOs is weighted more toward long-term incentives, as the HRCC wants to encourage significant focus on long-term growth and stockholder value.

Compensation elements

As noted above, the primary elements of our executive compensation program consist of base salary, annual incentive and long-term incentive compensation. The elements of compensation were selected by the HRCC because it considers each element to be important in meeting one or more of the objectives of our core executive compensation principles.

The following table provides information regarding the elements of TDC for our NEOs in 2020. As discussed in last year's proxy statement, for 2020 we made the following changes to the long-term incentive (LTI) program: increased the proportion of PSU from 50% to a minimum of 60% of the target value of the annual LTI program; reduced the proportion of stock options from 50% to no more than 20% of the target value of the LTI program; and introduced Restricted Stock Units (RSUs) as no more than 20% of the target value of the annual LTI program. These changes were intended to strengthen the alignment of pay and performance, consistent with our executive compensation philosophy.

	Base salary	Annual incentive	PSUs	Stock options	RSUs (new for 2020)
Primary purpose	← - - - - - - - - - - - - - - - - - - Attraction and retention - - - - - - - - - - - - - - - - - - →				
		Reward short-term performance	← - - - - - - Reward long-term performance - - - - - →		
			← - - - - - - Align interests with stockholders - - - - - →		
Recipients	← - - - - - - - - - - - - - - - - - - All NEOs - - - - - - - - - - - - - - - - - - →				
Reviewed	← - - - - - - - - - - - - - - - - - - Annually - - - - - - - - - - - - - - - - - - →				
Payment/grant date	Ongoing	In February for prior year	← - - - - - - - - March 1 - - - - - - - - →		
Cash/equity	← - - - - - - Cash - - - - - - →		← - - - - - - Equity - - - - - - →		
Performance period	Ongoing	1-year	3-year	Until exercised (up to 10-year life)	Unlimited
Competitive level	Established within a range around the median of market-competitive levels of target compensation for similar positions				
Other considerations	Peer group analysis, individual performance, unique program characteristics, job responsibilities, experience and succession				

Incentive compensation performance metrics

The business metrics used under our annual and long-term incentive programs focus on the key drivers for executing our strategy and creating and sustaining long-term stockholder value.

Adjusted net revenue	Revenue growth, both organic and through acquisitions, is critical to our success
Adjusted net income/ adjusted earnings per share (EPS)	Net income and EPS are our primary measures of profitability and capital deployment
Total shareholder return (TSR)	TSR enhances the link and alignment between stockholders and employees

As a growth company, revenue growth is of primary importance, and we include a revenue measure in both our short- and long-term incentive programs and balance it by placing emphasis on profitability in both programs.

In assessing our performance for the purpose of determining variable compensation awards, we supplement certain measures derived from our consolidated financial statements with measures that exclude the impact of foreign exchange, restructuring, litigation, acquisitions and other one-time special items.

Base salary

Base salary is the fixed portion of total direct compensation for our executive officers, including the NEOs. The base salary for each NEO is approved by the HRCC based on various factors, including the peer group data for each position and the assessment of the executive officer's contributions to Mastercard's performance.

The base salary for each executive officer is reviewed as part of the annual compensation decision-making process. Increases occur, at the HRCC's discretion, when the executive officer's base salary is not reflective of the desired market position or when a change in responsibility or individual contributions warrants an adjustment.

As part of the year-end compensation decision-making process, with input from its independent compensation consultant, the HRCC approved the following base salary increases, effective March 1, 2020:

- Sachin Mehra from $600,000 to $650,000
- Craig Vosburg from $625,000 to $650,000

As part of Mr. Miebach's promotion to, and increased responsibility as, President, the HRCC also approved a base salary increase to $750,000, effective March 1, 2020.

Annual incentive

Annual incentive awards for our executive officers are granted under our Senior Executive Annual Incentive Compensation Plan (SEAICP). The HRCC uses the SEAICP to provide a cash incentive award to the executive officers, including the NEOs, for the attainment of annual company, business unit and individual performance objectives that are established at the start of the year (as described in the "Annual Compensation Decision-Making Participants and Process" on pg 73).

The determination of the annual incentive, or bonus, for each of our NEOs is based on our corporate score and each NEO's individual performance factor, as shown below:



Corporate score (0%-200%)

Step one: financial score (0%-200%)

2020 financial performance metrics & weightings:

Adjusted net income (2/3rds) | Adjusted net revenue (1/3rd)

Step two: strategic performance adjustment
Financial score above can be adjusted within a range of up 10 percentage points or down 20 percentage points

×

Individual performance factor (0%-200%)

=

Final bonus payout (0%-250% as % of target)

Corporate score

The HRCC uses a two-step process to determine the corporate score:

- **Step one** (financial score)**:** calculated based on corporate performance against rigorous and challenging financial performance goals aligned with our annual business plan. We believe adjusted net income and adjusted net revenue are the most important indicators of the successful execution of our strategy and correlate with long-term stockholder value creation.

For 2020, our financial performance was significantly impacted by the COVID-19 global pandemic.

Metrics	Goal weight	2019 adjusted actual	2020 performance goals			2020 adjusted actual	Score
			Threshold (50% payout)	Target (100% payout)	Maximum (200% payout)		
Adjusted net income—SEAICP ($ millions)	67%	$8,044	$8,488	$9,049	$9,602	$6,556	0%
Adjusted net revenue ($ millions)	33%	$16,980	$18,718	$19,393	$20,068	$15,460	0%
						Financial score	0%

As indicated above, financial performance as measured under our SEAICP resulted in a 2020 Financial Score of 0%. However, the financial targets were set prior to the COVID-19 pandemic and assumed a pre-pandemic economic environment, including key external drivers of our business. Forecasts for Personal Consumption Expenditure (PCE) and international travel, which affects our Cross border revenue, inform our expectations for growth and financial goals under our incentive plans. As a result of the pandemic, actual 2020 PCE and Cross border transactions were significantly lower than anticipated at the time financial targets were set, effectively rendering the financial targets set prior to the COVID-19 pandemic obsolete.

After extensive consideration of the impact on employees and the experience of stockholders in 2020, the HRCC determined that an adjustment to the 2020 Revenue and Net Income targets to neutralize the impact of COVID-19 was appropriate to reward all employees, including our NEOs, for results reasonably within their control. The methodology used to adjust targets was formulaic, reducing targets based on (i) the correlation between our revenue and external drivers, as measured by independent, third-party data – PCE from Oxford Economics and international travel data from International Air Transport Association (IATA) – and (ii) the extent to which actual data was less than forecasted data for those drivers. In measuring performance against the reduced targets, we also excluded the impact of certain pandemic-related expense savings (such as travel & other expense savings) from which employees might have otherwise benefited in connection with the determination of annual incentive payouts.

This methodology resulted in reductions of 29% and 20% for our net income and net revenue goals, respectively.

The table below illustrates performance against the revised financial goals. While the Committee believes the methodology to adjust goals addresses the impact of COVID-19 appropriately, it determined that annual incentive payouts to all employees, including our NEOs, should be capped at target in consideration of the magnitude of adjustments to the financial goals and to maintain alignment with stockholder interests, whose returns in 2020 were 20%.

Metrics	Goal weight	2019 adjusted actual	Revised 2020 performance goals			2020 adjusted actual [1]	Score
			Threshold (50% payout)	Target (100% payout)	Maximum (200% payout)		
Adjusted net income—SEAICP ($ millions)	67%	$8,044	$5,905	$6,465	$7,019	$6,556	116%
Adjusted net revenue ($ millions)	33%	$16,980	$14,837	$15,512	$16,187	$15,460	96%
						Revised Financial score	**110%**
						Capped Financial Score	**100%**

[1] Metrics shown differ from net income and net revenue under GAAP because they exclude the impact of translational and transactional activity related to foreign exchange rates. Adjusted net income – SEAICP also excludes gain/loss on equity investments and special items consisting of litigation provisions and a tax benefit related to U.S. tax legislation. Additionally, adjusted net income – SEAICP reflects the impact of the financial score of 110% before the application of the capped financial score of 100%. Net Income after taking account of the capped financial score of 100% was $6,590.

- **Step two** (strategic performance adjustment)**:** based on performance against our strategic objectives established in early 2020. While these objectives do not immediately translate into current year financial results, we believe success against these metrics positions the company for future, sustained growth. If the HRCC believes an adjustment is warranted based on its assessment of performance outcomes versus these predefined strategic objectives, the financial score may be adjusted within a range of +10 percentage points to -20 percentage points.

For 2020, the HRCC approved strategic performance objectives which were established pre-pandemic and despite the crisis, we remained focused on the following key priorities:

Grow	our market share across core products, including Credit, Debit, Pre-paid and Commercial, electronic payments acceptance, digital payments and approval rates
Diversify	our business and revenue by working with new customers, including merchants, governments and digital businesses, bundling products and services, and broadening financial inclusion for the unbanked and underbanked
Build	creative and innovative products and solutions to support new payment flows and provide services across data analytics, consulting, and safety and security

The HRCC believes the organization navigated the pandemic successfully and was able to deliver significant results given the challenging economic climate, which included progress across many of the strategic performance objectives.

However, to maintain alignment with stockholder interests, the HRCC determined that performance against strategic objectives did not warrant additional adjustment to the financial score, resulting in a final corporate score of 100%.

With this adjustment, the final corporate score was calculated as follows:

Component	Score
Capped financial score (a)	100%
Strategic performance adjustment (b)	0%
Final corporate score (a+b)	**100%**

For employees designated as part of a business unit, performance against predetermined business unit goals is factored into the formulaic calculation of the score used to determine those employees' annual incentive bonuses.

Once the corporate score is established, annual incentive payouts are further adjusted for each NEO by an individual performance factor, which is determined through assessing performance against individual performance objectives.

Individual performance factor

Individual objectives are set for each NEO to support the company's strategic objectives and are tied to areas of the business each NEO directs.

Below is a summary of each NEO's primary 2020 objectives:

Name	2020 objectives
Ajay Banga	Deliver on key financial metrics and innovation, enhance the perception of Mastercard in the marketplace, build and strengthen relationships with key constituents, position Mastercard for growth as the industry undergoes physical and digital convergence, drive a culture of decency that emphasizes doing well by doing good both inside and outside the company, and ensure a successful leadership transition
Michael Miebach [1]	Advance globally all products and services, ensuring we continue to deliver the best experiences with the highest levels of safety and security for our customers and oversee performance of operations, marketing, and sales in each of our markets
Sachin Mehra	Deliver on key financial metrics (including efficiencies), strategic development and execution, acquisitions and integration, and risk management
Craig Vosburg [2]	Grow revenue in North America region and improve customer satisfaction
Tim Murphy	Drive organizational legal affairs, public policy, franchise development and compliance, including managing litigation risks and responding to data localization challenges

[1] Mr. Miebach was in the role of President in 2020.
[2] Mr. Vosburg was in the role of President, North America in 2020.

The HRCC independently assessed the performance of the CEO against his individual objectives and contributions to overall company results to determine an Individual Performance Factor (IPF). With respect to the other NEOs, the HRCC considered input from the CEO before independently approving performance assessments and IPF determinations. Given the financial target adjustment described above, while our executives effectively led the company through the COVID-19 crisis and achieved, and in some cases exceeded, the 2020 objectives, the HRCC determined that no employee, including our NEOs, should receive an IPF in excess of 100%.

2020 annual incentive earned

As a result of the decisions discussed above, the HRCC approved the following annual cash incentive payouts for each of the NEOs in early 2020:

Name	2020 base salary	2020 target annual incentive		2020 actual annual incentive	
		% of base	$	% of target	$
Ajay Banga	$1,250,000	250%	$3,125,000	100%	$3,125,000
Michael Miebach	$750,000	150%	$1,125,000	100%	$1,125,000
Sachin Mehra	$650,000	115%	$747,500	100%	$747,500
Craig Vosburg	$650,000	125%	$812,500	100%	$812,500
Tim Murphy	$625,000	115%	$718,750	100%	$718,750

While each individual is eligible for a maximum bonus of 250% of target, the aggregate plan payout is capped at 200% of target, which includes participants not listed above.

Long-term incentives

2020 program overview

We use equity grants as the primary means of providing LTI to our employees and aligning the interests of our employees with stockholders. For 2020, each NEO's annual award generally consisted of 60% PSUs, 20% RSUs and 20% stock options. You can find information about the long-term awards to the NEOs in the Grants of plan-based awards in the 2020 table (see pg 83).

In making its determination on what types of awards to grant, the HRCC considers the following:

- The effect of having the CEO and other NEOs receive a significant portion of their total direct compensation in equity awards, with multi-year vesting, to motivate and provide an incentive for these officers and to align their interests with those of our stockholders
- Peer group information (see pgs 74-76 for more information)
- Trends in long-term incentive grants
- The accounting treatment of such awards

On March 1, 2020, the HRCC granted the following aggregate dollar amounts of PSUs, RSUs, and stock options under our Amended and Restated 2006 Long Term Incentive Plan (LTIP) to the NEOs:

Name	Performance stock units [1]	Restricted stock units [1]	Stock options [1]	Total
Ajay Banga	$10,575,000	$3,525,000	$3,525,000	$17,625,000
Michael Miebach	$4,950,000	$650,000	$650,000	$6,250,000
Sachin Mehra	$2,160,000	$720,000	$720,000	$3,600,000
Craig Vosburg	$3,950,000	$650,000	$650,000	$5,250,000
Tim Murphy	$3,920,000	$640,000	$640,000	$5,200,000

[1] Amounts differ from the Summary Compensation Table due to (1) differences in the stock price used to convert grant values to a number of units and the accounting value per unit that is required to be reported in the Summary Compensation Table and (2) rounding, and (3) the value associated with the modification of the 2018 PSU award.

Performance stock units

PSUs represent at least 60% of the annual long-term incentive grant value. The current PSU plan design as determined by the HRCC, for the performance period beginning January 1, 2020 and ending December 31, 2022:

- Provides a balanced top- and bottom-line long-term focus through the use of cumulative three-year adjusted net revenue and cumulative three-year adjusted EPS metrics (equally weighted):
  - As PCE is a primary business driver in setting our financial targets and is outside of our control, the targets automatically shift, up or down, on a 1:1 basis, if the PCE falls outside of a predetermined range established at the time the awards are granted
  - EPS targets take into account an initial assumption for share buybacks
- Enhances the link with stockholder returns by adjusting, up or down, the payout from the adjusted net revenue and adjusted EPS metrics by the Mastercard's relative TSR (stock price performance plus dividends) versus the S&P 500 member companies to reflect our stockholder experience
- Provides a payout range from 0%-200% of the granted PSUs
- Excludes dividends or dividend equivalents prior to vesting
- Shares issuable at vesting are subject to a mandatory one-year holding period
  - Vested PSUs are eligible for dividend equivalents during the mandatory one-year holding period


Payout range
0% - 150%
Initial
PSU grant
EPS
50% of units
+
Net revenue
50% of units
Payout range
0% - 150%
x
Relative TSR
vs. S&P 500
(up to +/- 50%
modifier)
=
Final PSU payout
0%-200% of granted units

Vesting of the 2020 PSUs will be based on Mastercard's performance against the predetermined performance objectives set by the HRCC for the performance period beginning January 1, 2020 and ending December 31, 2022.

The HRCC established the 2020-2022 goals at the same time it authorized the PSU awards for the performance period. The targets were intended to be challenging and appropriately incentivize employees to continue to grow profitably and diversify Mastercard in geographic markets with diverse product offerings. The targets were set based on the proposed business plan, and a rigorous process was undertaken to determine the range of performance for each measure. The HRCC relied upon its experience and collective business judgment in establishing goals and believes they are set at levels that require strong performance for a target payout and exceptional performance for maximum payout.

We do not disclose forward-looking targets for our PSUs as the disclosure could result in competitive harm and be detrimental to our operating performance. However, at the completion of the performance period, we retrospectively disclose the performance goals and payouts for all previously granted PSUs.

Stock options

Stock options represent up to 20% of the annual long-term incentive grant value. We believe stock options are a form of performance-based incentive compensation because they require stock price appreciation to deliver value to the holder, thereby aligning compensation earned with value stockholders receive over the same period of time. For 2020, stock option awards have an exercise price of $290.25 per share, which was the closing price of Class A common stock on the NYSE on March 1, 2020, vest in four equal annual installments beginning March 1, 2021 and have a maximum term of 10 years. Stock options are not eligible for dividends or dividend equivalents.

Restricted Stock Units

RSUs (new for 2020) represent up to 20% of the annual long-term incentive grant and vest in four equal annual installments beginning on March 1, 2021. We believe introducing RSUs into the LTI mix creates a more balanced LTI portfolio that effectively retains and engages our employees in a variety of market conditions.

Settlement of previously granted PSU awards

In 2021, following the completion of the three-year performance period of 2018-2020, Mastercard settled the PSU awards that were granted in 2018. In February 2018, the HRCC determined that the payout rate for the 2018 PSUs would be tied to performance against three-year adjusted net revenue and adjusted EPS goals and modified by Mastercard's relative TSR performance against S&P 500 companies.

The following table shows the performance assessment against the adjusted net revenue and adjusted EPS metrics:

Measurement	Threshold [1]	Target [1]	Maximum [1]	Actual	Score
Three-year adjusted net revenue CAGR [2]	6.4%	10.4%	15.4%	7.4%	63%
Three-year adjusted EPS CAGR [3]	15.4%	20.4%	24.4%	14.1%	0%
Average of net revenue and EPS score (pre-TSR score)					**32%**

[1] PCE was 260 bps (basis points) below the forecasted range, and, as such, original net revenue and EPS minimum, target and maximum were each automatically adjusted downward by 260 bps accordingly (as per the program design description found on pg 69)

[2] Results shown differ from net revenue compound annual growth rate (CAGR) under GAAP because they exclude the impact of 2020 acquisitions and translational and transactional impacts of foreign currency.

[3] Results shown differ from EPS CAGR under GAAP because they exclude the impact of 2020 acquisitions, translational and transactional impacts of foreign currency, litigation provisions, accounting changes related to revenue recognition, changes to U.S. tax legislation, contributions made to support inclusive growth efforts, certain discrete tax and other one-time items. The actual impact on EPS from share buybacks versus the initial assumed impact did not result in any change to the final PSU payout.

Primarily due to the COVID-19 global pandemic, PCE was significantly below the forecasted range that was set at the time the 2018 PSUs were granted. Per the program design, the net revenue and EPS performance goals were automatically adjusted to account for the depressed PCE growth, a factor outside of our employees' control. As noted in the Annual Incentive section above, Cross border transaction volumes during 2020 were also significantly impacted due to travel restrictions in place as a result of COVID-19. Consistent with the methodology to adjust performance goals under our SEAICP based on independent, third-party data provided by Oxford Economics and IATA, the HRCC also determined that an adjustment to the goals for the 2018 PSUs was appropriate to ensure that payout results were reflective of our employees' ability to grow the business under the difficult economic environment.

As such, the table below illustrates performance against the revised financial goals for the 2018 PSUs.

Measurement	Threshold	Target	Maximum	Actual	Score
Three-year adjusted net revenue CAGR	1.5%	5.5%	10.5%	7.4%	119%
Three-year adjusted EPS CAGR	6.0%	11.0%	15.0%	14.1%	139%
Average of net revenue and EPS score (pre-TSR score)					**129%**

The final table in this section shows the relative TSR performance assessment, which provides for up to a +/- 50 percentage point adjustment, and the final PSU payout score, which could range from 0%-200% of target.

After taking into account the impact COVID-19 had on both PCE and Cross border transaction volumes, Mastercard's performance across the Net Revenue Growth, EPS Growth and Relative TSR at the 94th percentile of the S&P 500 companies over the three-year performance period resulted in a PSU payout rate of 193%, consistent with a projected payout of 200% as of December 2019. However, in alignment with the Corporate Score under the 2020 SEAICP, the Committee determined that an above-target payout for the 2018 PSUs was not appropriate, and, therefore, the payout was capped at 100% of target.

The following table shows the relative TSR performance assessment, which provides for up to a +/- 50 percentage point adjustment, and the final PSU payout score, which could range from 0%-200% of target:

Measurement	Threshold (50% modifier)	Target (100% modifier)	Maximum (150% modifier)	Actual result	Pre-TSR score (a)	Modifier (b)
Three-year relative TSR modifier	25th percentile (TSR of -7.32%)	50th percentile (TSR of (23.58%)	75th percentile (TSR of 58.00%)	94th percentile (TSR of 128.66%)	129%	150%
Payout rate (a x b)					**193%**	
Capped payout rate					**100%**	

Other elements of compensation

In addition to the primary elements of total direct compensation described above, the NEOs may be eligible for the programs and benefits described below. The compensation related to these programs and benefits is provided in columns (h) and (i) of the Summary Compensation Table.

Perquisites

For reasons of security, efficiency and personal safety, the company requests that Mr. Banga travel by company aircraft and car/driver services, including travel for personal purposes. Mr. Banga reimburses Mastercard, as calculated using the Standard Industry Fare Level rates published by the Internal Revenue Service (IRS), for personal aircraft usage.

Global mobility program

Our global mobility programs are designed to support employees who relocate at the request of the company and provide certain expatriate benefits to facilitate the transition and international assignment, including moving expenses, allowances for housing and goods and services, and tax equalization. The goal of these relocation and expatriate assistance programs is to mitigate the financial impact of the international assignment, including the applicable taxes. This allows Mastercard to quickly meet global business needs and develop our talent.

Deferred compensation

In 2020, all U.S. employees, including our U.S. NEOs, at or above a certain level whose 2019 base salary was in excess of $190,000, were eligible to defer a portion of compensation into a non-qualified deferred compensation arrangement, referred to as the Mastercard Incorporated Deferral Plan. None of the NEOs elected to defer their 2020 compensation into the plan.

Benefit programs

The HRCC is responsible for reviewing specific benefit arrangements for the NEOs and other key employees to determine competitiveness in the market, as well as to ensure that these programs are consistent with our objectives to attract, retain and motivate high-performing employees. Mastercard maintains several benefit plans and programs in which the NEOs may be eligible to participate. These plans and programs include:

- **Mastercard Savings Plan (Savings Plan):** a 401(k) retirement plan for U.S. employees, including NEOs. The components of the plan include employee contributions on a before-tax, Roth IRA and/or after-tax basis and an employer matching contribution. The employer matching contribution was 167% of the employee contributions (up to 6% of eligible compensation). Eligible compensation in the Savings Plan is limited to base salary, up to the applicable IRS limit, which was $285,000 in 2020.

- **Restoration Program:** an arrangement for certain highly compensated employees, including the NEOs, that restores missed employer contributions due to the compensation limit under Section 401(a)(17) of the 401(k) Savings Plan. Under the Restoration Program, each eligible employee receives an annual contribution for the difference between (1) employer contributions the employee would have been eligible to receive for the calendar year under the Savings plan if the compensation limit did not apply and (2) the maximum employer contribution up to the compensation limit of 401(a)(17) under the Savings Plan.

- **Mastercard's health and welfare programs:** Health and welfare programs are available to all U.S. employees working a minimum of 76 hours per month, including the NEOs. These programs include medical, dental, vision, flexible spending accounts, health savings accounts, life insurance, accidental death and dismemberment insurance, disability insurance and business travel accident insurance. In addition, medical, dental and life insurance coverage is available for retirees. Employees who were hired on or before June 30, 2007 are eligible for an employer subsidy that reduces the retiree's cost for participating in the medical and dental programs. The amount of the subsidy is based on the employee's age and service upon retirement. Employees who were hired after June 30, 2007 are eligible for the same retiree programs but without any employer subsidy.

Annual compensation decision-making participants and process

Participants in the compensation decision-making process

Role of the Human Resources & Compensation Committee

- Exclusive decision-making responsibility for all executive compensation matters with input from management and their independent consultant

Role of compensation consultant

- Attend all HRCC meetings
- Review and advise on all material aspects of executive compensation and plan design
- Report on executive compensation trends and best practices
- Participate in the goal-setting process for incentive compensation plans
- Assist with the development of peer group used for comparison of executive compensation
- Conduct market check of executive officer compensation relative to the peer group
- Test pay versus performance
- Work with HRCC chair to recommend base salary, annual and long-term incentive awards for the CEO and Executive Chair
- Provide advice with respect to non-employee director compensation



Role of executive management

- CEO, Chief People Officer and other members of management, as appropriate, attend HRCC meetings
- Responsible for designing and implementing executive compensation programs
- Recommend base salary, annual and long-term incentive awards for executive officers (excluding the CEO and Executive Chair)
- Recommend incentive plan performance metrics and goals
- Present significant proposals that affect executive compensation
- The CEO is not present for discussions related to, and plays no role in, the setting of his own compensation

While the HRCC considers the input and advice of management and its independent compensation consultant, the HRCC uses its own independent judgment in making final decisions and approvals on compensation paid to executive officers.

The HRCC has the full authority to retain and terminate the services of the compensation consultant. Each year, the HRCC conducts an independence review of its compensation consultant pursuant to SEC and NYSE rules. For 2020, the HRCC confirmed FW Cook's independence and determined that no conflicts of interest existed in connection with the services provided. FW Cook provides no other services to Mastercard other than the services rendered to the HRCC.

Annual compensation decision-making process

The following timeline of key events reflects the HRCC's typical annual decision-making process:



February (current year)	April-September	December	February (following year)
Establish	**Evaluate & review**	**Assess & determine**	**Approve**
• **Target pay levels** • **Financial performance metrics and goals** • **Strategic objectives**	• **Competitive assessment** • **Governance features** • **Pay and performance alignment** • **Stockholder feedback** • **Talent development**	• **Corporate performance** vs. financial metrics vs. strategic objectives • **Executive performance** vs. individual objectives	• **Incentive payment amounts**

Due to the extraordinary circumstances related to COVID-19, the HRCC made exceptional efforts outside of the typical annual decision-making process. Those efforts took the form of additional meeting time and contemplation of methodologies to address the alignment of pay and performance in a unique environment. In particular, the HRCC determined that in considering the application of discretion to modify incentive payouts, it would only do so using a highly structured approach based on independent, third-party data, including PCE data from Oxford Economics and international travel data from IATA, intended to control for the economic impact of COVID-19 on operating performance. Furthermore, the HRCC determined that payouts would not exceed target as a result of the application of structured discretion and that modified payouts would only occur if supported by strong stockholder returns.

Peer group

The HRCC, with assistance from the independent compensation consultant and input from management, establishes Mastercard's peer group.

The selection process begins with a list of potential peer companies, which is filtered using various criteria to determine the final list of peer companies. The following outlines the process that is undertaken by the HRCC to select the peer group, as well as the resulting list of peer companies, used for market comparisons, benchmarking and setting executive compensation levels for 2020:


1
2
3

Peer group

- Accenture
- Adobe
- Alliance Data Systems
- American Express
- Automatic Data Processing
- BlackRock
- Bookings Holdings
- Capital One Financial
- Discover Financial Services
- Fidelity National Information Services
- Fiserv
- Intuit
- PayPal Holdings
- S&P Global
- Salesforce.com
- SAP
- Visa

1 **Consider initial list of companies**

Initial list:

- Companies in similar industries
- Competitors for executive talent
- Companies that consider Mastercard a peer, are peers of our direct competitors or are considered to be our peers by third parties (i.e., analysts and proxy advisors)

2 **Utilize an objective set of screens to create the list of potential peer companies**

Size screens:

- Revenue, market cap and market cap to revenue ratio

Performance screens:

- Revenue growth, operating margin

Business screens:

- Industry relevance, global presence

3 **Apply secondary list of screens to select the final peer group that in aggregate satisfies the desired objectives**

Secondary screens:

- Company strategy, technology-focused companies, international and global brands, consulting services companies

The compensation consultant used the peer group above, which was unchanged from the 2019 peer group, to develop the market data materials that were provided to the HRCC to assist in the 2020 executive compensation decision-making process.

Mastercard's relative size rank within the peer group used for 2020 compensation decision-making is shown below:



Note: As of year-end 2020.

In 2020, following its annual review, the HRCC approved the removal of Alliance Data Systems from the peer group for the purposes of setting 2021 compensation.

While the HRCC relies on the peer group analysis to provide market data and relevant trend information, it does not consider the peer group analysis as a substitute for its collective business judgment.

2021 compensation decisions

Given the dynamic economic environment expected to continue into 2021, the HRCC made temporary changes to our annual incentive and PSU programs to better align the outcomes under our incentive programs with business results our employees can drive in 2021 and stockholder interests.

Annual incentive program changes include:

- Financial performance targets will be set in six-month increments with payouts determined based on annual results
- Financial performance targets will be automatically adjusted, up or down, for variance versus budgeted PCE and Cross border travel
- Reduction in the payout maximum from 200% to 175%

PSU Program changes include:

- Financial performance will be determined by assessing our one-year EPS growth over 2021 and will be modified by our three-year TSR relative to the S&P 500 companies
- Financial performance targets will be automatically adjusted, up or down, for variance versus budgeted PCE and Cross border travel (this has historically been the case for PCE; the addition of Cross border travel is new)
- Reduction in the payout maximum from 200% to 175%

We expect to return to our previous program structure for both our annual and long-term incentive programs once there is more economic certainty.

Addition of ESG

In addition to the above changes to our annual incentive compensation program, beginning in 2021, for our Executive Vice-Presidents and our Management Committee, which includes our NEOs, performance against ESG metrics will be assessed across the following areas:

- Carbon neutrality (100% offset of operational CO2 emissions)
- Financial inclusion (target based on additional participants in the digital economy)
- Gender median pay gap (target based on improvement as a percentage)

Each of these metrics have been assigned a weight and specific quantitative targets. Performance against these goals will determine an ESG modifier to be applied to the financial performance score. The modifier can increase or decrease +/- 10 percentage points based on performance against the targets. These ESG metrics were selected based on their measurability, alignment with our business strategy and culture, and our ability to impact them. The selected metrics do not constitute an exhaustive list of our ESG priorities, but rather represent a starting point for linking compensation to ESG in 2021.

In February 2021, the HRCC also approved certain pay actions relating to our NEOs.

Using the methodology that we discussed earlier in the section titled "Total direct compensation for NEOs" and the process we earlier described in the "Annual compensation decision-making participants and process" section, the

HRCC approved the 2021 target compensation and performance targets for the first six months of 2021 that will be used to determine cash incentive awards that may be paid to NEOs under the SEAICP. The Committee also approved the performance target that will be used to determine payouts for the 2021 PSU awards.

Appointment of new CEO

In connection to Mr. Miebach's appointment as CEO, the HRCC approved an increase to his annual base salary effective January 1, 2021 to $1,000,000. The base salary for the other NEOs, including Mr. Banga, our Executive Chairman, remained unchanged. The 2021 annual incentive award opportunity (as a percentage of base salary) under the SEAICP was increased for Mr. Miebach to 200% and for Mr. Mehra to 125%. The HRCC also determined that Mr. Banga will no longer be eligible for an annual incentive bonus under the SEAICP.

In March 1, 2021, the HRCC granted the following aggregate dollar amounts of PSUs, stock options, and RSUs under our LTIP to each NEO:

Name	PSUs	Options	RSUs	Total
Ajay Banga	$9,150,000	$3,050,000	$3,050,000	$15,250,000
Michael Miebach	$6,900,000	$2,300,000	$2,300,000	$11,500,000
Sachin Mehra	$2,760,000	$920,000	$920,000	$4,600,000
Craig Vosburg	$2,550,000	$850,000	$850,000	$4,250,000
Tim Murphy	$2,100,000	$700,000	$700,000	$3,500,000

PSUs represent at least 60% of the annual Long-Term Incentive (LTI) value. As a result of the dynamic economic environment expected to continue in 2021, the PSU design for the 2021 awards has been temporarily changed to focus on one-year EPS growth as the sole financial metric (modified by our three-year TSR relative to the S&P 500 companies), to allow for target adjustments related to variance in PCE and Cross border travel, and to reduce the payout maximum from 200% to 175%. The number of PSUs awarded was converted from the dollar amounts shown above using the stock price on the date of grant, which was $362.90.

Stock Options represent up to 20% of the annual LTI value. Stock option awards have an exercise price of $362.90 per share, the stock price on the date of grant, and will vest in four equal annual installments beginning March 1, 2022. The number of Stock Options awarded was converted from the dollar amounts shown above using a fair value of $91.70.

RSUs represent up to 20% of the annual LTI value. The number of RSUs granted is determined based on the stock price on the date of grant, which was $362.90, discounted by the expected dividend yield and awards vest in four equal annual installments beginning March 1, 2022.

Additional compensation program features and policies

Stock ownership requirement and guideline

We believe meaningful equity ownership by our senior executives strengthens the alignment between the long-term interests of our senior executives and stockholders. In order to achieve this, the HRCC requires that Management Committee members (which includes all NEOs) attain the following levels of ownership of shares of the company's common stock:

Stock ownership as multiple of base salary as of December 31, 2020

Role	Requirement	Actual
Ajay Banga	6	106
Michael Miebach [1]	4	10
Sachin Mehra	4	4
Craig Vosburg	4	18
Tim Murphy	4	17
Other direct reports to the CEO (average)	4	24
Remaining Management Committee members (average)	2	6

What counts toward stock ownership requirement
- Mastercard shares owned personally and beneficially

What does not count toward stock ownership requirement
- Stock options
- Unvested RSUs and PSUs

1. Mr. Miebach's ownership requirement increased to 6x his base salary effective January 1, 2021 upon promotion to the CEO role

Executives subject to an ownership requirement must retain at least 50% of the net shares received from each RSU and PSU vesting event until they are in compliance with their ownership requirement. Compliance with ownership requirements and guidelines is reviewed by the HRCC annually. All NEOs are in compliance with the ownership requirement.

In addition to the ownership requirements described above, an ownership guideline of one times base salary is in place for approximately 150 executives who are given five years from the time they are promoted or hired to comply with their guideline.

If the HRCC determines that an executive is not in compliance with his or her requirement or guideline, it may direct a larger percentage of the executive's future compensation into equity-based compensation.

Stock option grant practices

The HRCC has adopted a policy with respect to equity awards that contains procedures to prevent stock option backdating or other timing issues. Under the policy, the HRCC has exclusive authority to grant equity awards to our NEOs. The policy provides that the HRCC will approve annual equity grants to employees at a meeting prior to March 1 of each year, with the dollar amount for such awards to be set at such meeting and grants to be made effective as of and with an exercise price reflecting the closing price of our Class A common stock on the NYSE on March 1 of each year. If March 1 falls on a weekend, the exercise price for any stock options granted will be the closing price of the stock on the last trading day prior to March 1. Grants of equity awards to new or newly promoted employees or for other special events may be made at other times in the year. These off-cycle grants are issued using an exercise price that reflects the closing price of our Class A common stock on the effective date of the grant.

Clawbacks

In the event of an accounting restatement of materially inaccurate financial results, the SEAICP and LTIP, as well as the PSU grant agreements, include clawback provisions under which the company may recover performance-based compensation in excess of the amounts that would have been paid or earned based on the restated financial results. The PSU clawback is designed to recoup the shares awarded or, in the event the shares have been sold or transferred, the net proceeds from that sale or transfer. The SEAICP and all equity award agreements include a provision allowing the company to recover compensation in cases where detrimental behavior causes material reputational or other harm to the company.

Our NEOs' participation in the LTIP is conditioned upon signing a non-solicitation, non-competition and non-disclosure agreement with Mastercard. The non-competition covenant is effective for 12 months, and the non-solicitation covenant is effective for 24 months after termination from Mastercard. The agreement also contains a provision for the recovery by Mastercard, in the event of a violation of the non-solicitation, non-competition or non-disclosure covenants, of gains realized from stock options exercised during the two-year period prior to the date of the violation and the value of any stock awards other than stock options that vested in the two-year period prior to the violation or, to the extent no such stock award vested during that period, the gross amount of annual incentive payouts under the SEAICP.

Risk assessment

The HRCC has reviewed and assessed Mastercard's compensation policies and practices for all employees, including our NEOs. Throughout the year, when establishing compensation program elements, making awards and determining final payouts for incentive compensation, the HRCC considers the relationship of Mastercard's risk oversight practices to employee compensation. The HRCC believes that Mastercard's compensation program and policies do not create or encourage risk taking that is reasonably likely to have a material adverse effect on Mastercard.

Severance agreements

All NEOs are covered by our standard severance and change in control plans for key executives.

When making compensation decisions for the NEOs, the HRCC generally does not specifically consider the potential payments that may be made in the future to the NEOs in the event of termination of employment or in connection with a change in control. The employment agreements provide a general framework for compensation, setting minimum levels of compensation, job responsibilities and severance arrangements governing the obligations of the parties following a termination of employment (either in connection with, or independent of, a change in control of Mastercard).In addition, Mastercard believes that severance payments provide an appropriate incentive for executives to comply with the non-competition, non-solicitation and non-disclosure restrictions following a termination of employment. Moreover, the benefits provided to the NEOs in the event of termination of employment in connection with a change in control of Mastercard are designed to allow the executives to assess takeover bids objectively and to maintain their sole focus on keeping the interests of stockholders the top priority. You can find further discussion of these severance arrangements in the "Potential payments upon termination or change in control" section that follows this CD&A.

Tax implications – deductibility of executive compensation

As part of its role, the HRCC reviews and considers the limitations on the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code. The HRCC believes that its primary responsibility is to provide a compensation program that attracts, retains and rewards the executive talent needed for Mastercard's success and that a significant portion of our NEOs' compensation should continue to be tied to Mastercard's performance, even if the compensation is not necessarily tax deductible.

Compensation Committee report

The HRCC has reviewed and discussed the CD&A with management, and, based on such review and discussions, the HRCC recommended to the Board that the CD&A be included in this Proxy Statement, which has been incorporated by reference to Mastercard's 2020 Form 10-K.

Human Resources & Compensation Committee

Richard K. Davis, Chair
Steven J. Freiberg
Julius Genachowski
Oki Matsumoto
Youngme Moon
José Octavio Reyes Lagunes
(April 2021)

Summary compensation table

The following tables summarize the total compensation of our NEOs for fiscal years 2020, 2019 and 2018:

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)[1]	Option awards ($)[2]	Non-equity incentive plan compensation ($)[3]	Change in pension value and non-qualified deferred compensation earnings ($)	All other compensation ($)[4]	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Ajay Banga Chief Executive Officer	2020	1,250,000	—	19,664,098	3,525,019	3,125,000	—	210,331	27,774,448
	2019	1,250,000	—	8,650,134	7,450,079	5,664,063	—	235,701	23,249,977
	2018	1,250,000	—	6,750,004	6,749,972	5,288,090	—	341,287	20,379,353
Michael Miebach President and CEO-elect	2020	729,167		6,619,736	650,017	1,125,000		96,556	9,220,476
	2019	583,750	—	1,628,912	1,399,992	1,197,509	—	760,032	5,570,195
Sachin Mehra Chief Financial Officer	2020	641,667	—	2,887,132	720,009	747,500		65,086	5,061,394
	2019	562,500	—	1,309,549	1,250,102	844,523	—	59,699	4,026,373
Craig Vosburg Chief Product Officer	2020	645,833	—	5,718,660	650,017	812,500	—	66,052	7,893,062
	2019	620,833	—	1,750,305	1,499,901	1,224,844	—	66,927	5,162,810
	2018	600,000	—	1,350,046	1,350,027	1,361,536	—	57,556	4,719,165
Tim Murphy General Counsel	2020	625,000	—	5,556,026	640,002	718,750	—	63,926	7,603,704
	2019	620,833	—	1,623,854	1,399,992	1,164,375	—	66,927	4,875,981
	2018	600,000	—	1,200,016	1,200,006	1,413,903	—	57,556	4,471,481

[1] Represents the aggregate grant date fair value of stock awards made to each NEO computed in accordance with FASB ASC Topic 718 excluding the effect of estimated forfeitures. Each amount represents (1) the aggregate fair value as of Restricted Stock Unit awards, (2), the aggregate grant date fair value reported for stock awards made with performance conditions based on target performance, which was the probable outcome of the performance conditions as of the grant date (assuming maximum performance levels were to be achieved with respect to awards with performance conditions, the value of the stock awards made with performance conditions granted to each of the NEOs as of the grant date for 2020 would be as follows: Mr. Banga—$21,218,286; Mr. Miebach—$9,932,150; Mr. Mehra—$4,333,924; Mr. Vosburg—$7,925,338; Mr. Murphy—$7,865,354), and (3), the incremental value of the modification to the 2018 PSU award as described in the CD&A on pgs 70-71 (Mr. Banga - $5,529,700; Mr. Miebach - $1,003,647; Mr. Vosburg - $1,105,977; Mr. Murphy - $983,070 - see table on pg 81 for additional information). Further details with respect to these awards are included in Note 18 (Share-Based Payments) to Mastercard's audited financial statements for the year ended December 31, 2020 included in the 2020 Form 10-K.

[2] Represents the aggregate grant date fair value of stock option awards computed in accordance with FASB ASC Topic 718 excluding the effect of estimated forfeitures made to each NEO. Assumptions used in the calculation are included in Note 18 (Share-Based Payments) to Mastercard's audited financial statements for the year ended December 31, 2020 included in the 2020 Form 10-K.

[3] Amount represents performance-based incentive compensation paid in February of the next fiscal year but earned by the NEOs in the year indicated pursuant to the SEAICP.

[4] See the All Other Compensation in 2020 table following this Summary Compensation Table for information with respect to this amount for 2020.

Additional information on 2018 PSU Modification

The following table is intended to be supplementary to the Summary Compensation Table on pg 80 to provide further information on the 2018 PSU modification.

Name	2020 RSU & PSU Grant Date Value	Incremental value of 2018 PSU modification	Total 2020 Stock Award Value (includes 2018 PSU modification) [1]	Total 2020 Compensation (including PSU modification) [1]	Total 2020 Compensation (excluding PSU modification)
Ajay Banga	$14,134,398	$5,529,700	$19,664,098	$27,774,448	$22,244,748
Michael Miebach	$5,616,089	$1,003,647	$6,619,736	$9,220,476	$8,216,829
Craig Vosburg	$4,612,683	$1,105,977	$5,718,660	$7,893,062	$6,787,085
Tim Murphy	$4,572,956	$983,070	$5,556,026	$7,603,704	$6,620,634

[1] Values as reported in the Summary Compensation Table on pg 80.

[2] Grant date values of the 2018 PSU award were as follows: Mr. Banga - $6,750,004; Mr. Miebach - $1,225,134; Mr. Vosburg - $1,350,046; Mr. Murphy - $1,200,016. Due to modification, the company recognized an incremental cost as follows: Mr. Banga - $2,019,698; Mr. Miebach - $366,578; Mr. Vosburg - $403,953; Mr. Murphy - $359,062

All other compensation in 2020

The following table sets forth certain information with respect to the "All other compensation" column of the Summary Compensation Table for 2020 for the NEOs:

Name	Perquisites & other personal benefits ($)	Company contributions to defined contribution plans ($)	Insurance premiums ($)	Total ($)
(a)	(b)[1]	(c)[2]	(d)[3]	
Ajay Banga	$82,539	$122,542	$5,250	$210,331
Michael Miebach	$21,999	$72,918	$1,639	$96,556
Sachin Mehra	—	$64,168	$918	$65,086
Craig Vosburg	—	$64,584	$1,468	$66,052
Tim Murphy	—	$62,501	$1,425	$63,926

[1] Represents (1) the aggregate incremental cost to Mastercard for personal use of a leased corporate aircraft of $54,094 for Mr. Banga and $21,999 for Mr. Miebach, which is based on the variable costs to Mastercard for operating the aircraft and includes fuel costs, hourly flight charges and associated taxes (less reimbursements to Mastercard by Mr. Banga and Mr. Miebach for personal travel on the corporate aircraft); and (2) the aggregate incremental cost to Mastercard of $28,445 with respect to personal use of a company-leased car by Mr. Banga, which is based on the allocation between personal and business use (based on mileage), for the cost of lease payments, insurance premiums and fuel expense in 2020.

[2] For Messrs. Banga, Miebach, Mehra, Murphy, and Vosburg, amounts represent (1) matching contributions under the Savings Plan (Mr. Banga—$26,042; Mr. Miebach—$28,501; Mr. Mehra—$28,501; Mr. Vosburg—$28,501; Mr. Murphy—$28,501); and (2) Mastercard contributions to the Restoration Program (Mr. Banga—$96,500; Mr. Miebach—$44,417; Mr. Mehra—$35,667; Mr. Vosburg—$36,083; Mr. Murphy—$34,000).

[3] Amounts represent 2020 premiums paid by Mastercard for executive life insurance coverage.

Grants of plan-based awards in 2020

The following table sets forth certain information with respect to awards granted during the year ended December 31, 2020 to each of our NEOs:

Name	Grant date	Date of action[1]	Estimated possible payouts under non-equity incentive plan awards[2]			Estimated future payouts under equity incentive plan awards[3]			All other stock awards: number of shares of stock or units (#)	All other option awards: number of securities underlying options (#)	Exercise or base price of option awards ($/Sh)	Grant date fair value of stock and option awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
(a)	(b)		(c)	(d)	(e)	(f)	(g)	(h)	(i)[4]	(j)[5]	(k)	(l)[6]
Ajay Banga	3/1/2020	2/3/2020								63,709	$290.25	$3,525,019
	3/1/2020	2/3/2020				18,218	36,435	72,870				$10,609,143
	3/1/2020	2/3/2020							12,311			$3,525,255
		2/3/2020	$1,562,500	$3,125,000	$7,812,500							
	3/1/2018	12/31/2020				14,915	29,829	59,658				$5,529,700
Michael Miebach	3/1/2020	2/3/2020								11,748	$290.25	$650,017
	3/1/2020	2/3/2020				8,528	17,055	34,110				$4,966,075
	3/1/2020	2/3/2020							2,270			$650,015
		2/10/2020	$562,500	$1,125,000	$2,812,500							
	3/1/2018	12/31/2020				2,707	5,414	10,828				$1,003,647
Sachin Mehra	3/1/2020	2/3/2020								13,013	$290.25	$720,009
	3/1/2020	2/3/2020				3,721	7,442	14,884				$2,166,962
	3/1/2020	2/3/2020							2,515			$720,170
		2/3/2020	$373,750	$747,500	$1,868,750							
Craig Vosburg	3/1/2020	2/3/2020								11,748	$290.25	$650,017
	3/1/2020	2/3/2020				6,805	13,609	27,218				$3,962,669
	3/1/2020	2/3/2020							2,270			$650,015
		2/3/2020	$406,250	$812,500	$2,031,250							
	3/1/2018	12/31/2020				2,983	5,966	11,932				$1,105,977
Tim Murphy	3/1/2020	2/3/2020								11,567	$290.25	$640,002
	3/1/2020	2/3/2020				6,753	13,506	27,012				$3,932,677
	3/1/2020	2/3/2020							2,236			$640,279
		2/3/2020	$359,500	$719,000	$1,797,500							
	3/1/2018	12/31/2020				2,652	5,303	10,606				$983,070

[1] On February 3, 2020, the HRCC approved grants of stock options, PSUs and RSUs under the LTIP to the specified NEOs that were granted on March 1, 2020. The grants of stock options were made in accordance with Mastercard's policy for grants of stock options. For additional details, see "Stock option grant practices" in the CD&A that precedes these tables. On December 31, 2020, the HRCC approved a modification to the PSU award granted on March 1, 2018.

[2] On February 3, 2020, the HRCC established threshold, target and maximum payouts under our SEAICP for 2020 for all NEOs. On February 10, 2020, the HRCC approved a new target bonus for Mr. Miebach in connection with his promotion to President. Actual payout amounts under the SEAICP for 2020 are included in the "Non-equity incentive plan compensation" column of the Summary Compensation Table. For more information, see "Executive compensation program elements – Annual incentive" in the CD&A that precedes these tables.

[3] Represents (1) an award of PSUs granted on March 1, 2020. All PSUs vest in full, if at all, on March 1, 2023. The actual number of shares of Class A common stock to be issued with respect to the PSU awards will be determined based on Mastercard's performance over the three-year period ending December 31, 2022 and (2) an award of PSUs granted on March 1, 2018 that the HRCC modified as described in the CD&A on pgs 70-71. The PSU awards granted to NEOs in 2018 were previously disclosed in the 2019 Proxy Statement.

[4] Represents an award of RSUs granted on March 1, 2020 which vest 25% per year on each March 1, 2021, 2022, 2023 and 2024.

[5] Represents a grant of stock options having a 10-year term and vesting in 25% increments on each of March 1, 2021, 2022, 2023 and 2024.

[6] Represents, as applicable, (1) the grant date fair value or the fair value as of the service inception date, in each case, as computed in accordance with FASB ASC Topic 718 excluding the effect of estimated forfeitures (further details with respect to these awards and assumptions used in their calculation are included in Note 18 (Share-Based Payments) to Mastercard's audited financial statements for the year ended December 31, 2020 included in the 2020 Form 10-K. PSUs are reflected based on the aggregate grant date fair value based on target performance, which was the probable outcome of the performance conditions as of the grant date) and (2), the incremental value of the 2018 PSU award modification, in accordance with the accounting rules related to the PSU modifications.

Outstanding equity awards at 2020 fiscal year end

The following table sets forth certain information with respect to all outstanding option awards and stock awards held by each of our NEOs on December 31, 2020:

Name	Stock option grant date	Option awards					Stock awards			
		Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested
(a)		(b)	(c)	(d)	(e)	(f)	(g)[1]	(h)[2]	(i)[3]	(j)[4]
							42,140	$15,041,452	148,118	$52,869,239
Ajay Banga	3/1/2014[5]	297,412	—	—	$77.72	3/1/2024				
	3/1/2015[6]	303,644	—	—	$90.13	3/1/2025				
	3/1/2016[7]	309,472	—	—	$90.10	3/1/2026				
	3/1/2017[8]	220,797	73,599	—	$112.31	3/1/2027				
	3/1/2018[9]	82,518	82,518	—	$173.49	3/1/2028				
	3/1/2019[10]	35,122	105,366	—	$227.25	3/1/2029				
	3/1/2020[12]	—	63,709	—	$290.25	3/1/2030				
							7,684	$2,742,727	48,280	$17,233,063
Michael Miebach	3/1/2017[8]	35,328	11,776	—	$112.31	3/1/2027				
	3/1/2018[9]	14,976	14,976	—	$173.49	3/1/2028				
	3/1/2019[10]	6,600	19,800	—	$227.25	3/1/2029				
	3/1/2020[12]	—	11,748	—	$290.25	3/1/2030				
							4,127	$1,473,091	25,454	$9,085,551
Sachin Mehra	3/1/2015[6]	11,568	—	—	$90.13	3/1/2025				
	3/1/2016[7]	12,108	—	—	$90.10	3/1/2026				
	3/1/2017[8]	8,832	2944	—	$112.31	3/1/2027				
	3/1/2018[9]	3,362	3,362	—	$173.49	3/1/2028				
	3/1/2019[10]	1,179	3,537	—	$227.25	3/1/2029				
	4/1/2019[11]	4,454	13,362	—	$239.05	4/1/2029				
	3/1/2020[12]	—	13,013	—	$290.25	3/1/2030				

Outstanding equity awards at 2020 fiscal year end

The following table sets forth certain information with respect to all outstanding option awards and stock awards held by each of our NEOs on December 31, 2020:

Name	Stock option grant date	Option awards — Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Stock awards — Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested
(a)		(b)	(c)	(d)	(e)	(f)	(g)[1]	(h)[2]	(i)[3]	(j)[4]
Craig Vosburg							8,236	$2,939,758	42,444	$15,149,961
	3/1/2016[7]	40,368	—	—	$90.10	3/1/2026				
	3/1/2017[8]	40,626	13,542	—	$112.31	3/1/2027				
	3/1/2018[9]	16,504	16,504	—	$173.49	3/1/2028				
	3/1/2019[10]	7,071	21,213	—	$227.25	3/1/2029				
	3/1/2020[12]	—	11,748	—	$290.25	3/1/2030				
Tim Murphy							7,539	$2,690,971	41,138	$14,683,798
	3/1/2017[8]	35,328	11,776	—	$112.31	3/1/2027				
	3/1/2018[9]	14,670	14,670	—	$173.49	3/1/2028				
	3/1/2019[10]	6,600	19,800	—	$227.25	3/1/2029				
	3/1/2020[12]	—	11,567	—	$290.25	3/1/2030				

[1] For Messrs. Banga, Miebach, Murphy, and Vosburg, represents the number of PSUs granted on March 1, 2018 which vested on February 28, 2021 with a payout of 100% as noted in the CD&A on pgs 70-71.and the number of RSUs granted on March 1, 2020. For Mr. Mehra, represents the number of RSUs granted on March 1, 2018 and March 1, 2020.

[2] For Messrs. Banga, Miebach, Murphy, and Vosburg, represents value of PSUs granted on March 1, 2018 which vested on February 28, 2021 with a payout of 100% as noted in the CD&A on pgs 70-71.and the number of RSUs granted on March 1, 2020. For Mr. Mehra, represents the value of RSUs granted on March 1, 2018 and March 1, 2020.

[3] For Messrs. Banga, Miebach, Murphy, and Vosburg, represents the number of PSUs granted on March 1, 2019 and March 1, 2020 assuming a maximum payout. For Mr Mehra, represents the number of PSUs granted on March 1, 2019, April 1, 2019 and March 1, 2020 assuming a maximum payout. The actual number of shares of Class A common stock to be issued and actual payout value of unearned shares with respect to the PSU awards granted on March 1, 2019 and April 1, 2019 will be determined based on Mastercard's performance over the three-year performance period ending December 31, 2021 and with respect to the PSU awards granted on March 1, 2020 will be determined based on Mastercard's performance over the three-year performance period ending December 31, 2022.

[4] Value is based on the December 31, 2020 per share closing market price of Class A common stock on the NYSE of $356.94.

[5] Represents stock options granted during 2014 and vested in 25% increments on March 1 of each of 2015, 2015, 2017 and 2018.

[6] Represents stock options granted during 2015 and vested in 25% increments on March 1 of each of 2016, 2017, 2018 and 2019.

[7] Represents stock options granted during 2016 and vested in 25% increments on March 1 of each of 2017, 2018, 2019 and 2020.

[8] Represents stock options granted during 2017 and vest in 25% increments on March 1 of each of 2018, 2019, 2020 and 2021.

[9] Represents stock options granted during 2018 and vest in 25% increments on March 1 of each of 2019, 2020, 2021 and 2022.

[10] Represents stock options granted during 2019 and vest in 25% increments on March 1 of each of 2020, 2021, 2022 and 2023.

[11] Represents stock options granted April 1, 2019 and vest in 25% increments on March 1 of each of 2020, 2021, 2022 and 2023.

[12] Represents stock options granted during 2020 and vest in 25% increments on March 1 of each of 2021, 2022, 2023 and 2024. See the "Grants of Plan-Based Awards in 2020" table for more information.

Option exercises and stock vested in 2020

The following table sets forth certain information with respect to stock awards that vested for, and stock options that were exercised by, each of our NEOs during the year ended December 31, 2020:

Name	Option awards		Stock awards	
	Number of shares acquired on exercise (#)	Value realized on exercise ($)[1]	Number of shares acquired on vesting (#)[2]	Value realized on vesting ($)[3]
(a)	(b)	(c)	(d)	(e)
Ajay Banga	244,600	$62,207,312	99,010	$27,917,850
Michael Miebach	21,025	$4,997,643	15,842	$4,466,969
Sachin Mehra	13,996	$3,236,428	2,278	$642,328
Craig Vosburg	8,314	$1,911,139	18,218	$5,136,929
Tim Murphy	44,404	$8,711,212	15,842	$4,466,969

[1] The value realized on exercise is calculated as the number of shares acquired upon exercise, multiplied by the difference between the per share market value at the time of exercise less the option exercise price paid for the shares of Class A common stock.
[2] Value represents the number of PSUs and RSUs that vested during 2020.
[3] Value realized upon vesting based on the average of the high and low market price per share of Class A common stock on the NYSE on the respective vesting date.

Potential payments upon termination or change in control

Employment agreements and arrangements

Mastercard is party to an employment agreement with Mr. Banga. Mr. Banga, as well as each of our other NEOs, is eligible to participate in the Mastercard International Executive Severance Plan. Severance benefits for Mr. Banga under the Executive Severance Plan are in lieu of any benefits previously provided under his employment agreement. We have publicly filed with the SEC our employment agreements/arrangements with each of our NEOs.

Descriptions of each of our NEO's employment arrangements, including potential events of termination and related payments are on the following page. See Potential Payments tables (pgs 92-96) for specific amounts that would have been payable to each of our NEOs had a termination event occurred on December 31, 2020.

Term

Mr. Banga's employment agreement provides for automatic one-year renewals unless either party gives at least 90 days' prior written notice.

Compensation

Each NEO receives a base salary that is subject to adjustment based on an annual performance review by the HRCC. Additionally, each executive is eligible to participate in annual and/or long-term bonus or incentive plan(s) generally available to other executive officers, including the LTIP and SEAICP, as well as other applicable Mastercard employee compensation and benefit plans and programs.

Mandatory retirement

Each executive is required to retire on the last day of the calendar year in which he or she reaches the age of 65.

Events of termination of employment and related payments

The following table sets forth termination events and related payments for each of our NEOs. (excluding any equity award acceleration which is discussed below under "Potential Payments Tables"). Beginning in 2021, Mr. Banga is no longer eligible for an annual incentive bonus.

Termination event [1]	Components of termination payment	
Death		• Target annual incentive bonus for year in which termination occurs if not already paid (plus the annual incentive bonus earned for the previous year, if not already paid)
Disability		• For Mr. Banga, annual incentive bonus prorated for year of termination based upon Mastercard's actual performance during the year in which termination occurs (subject to HRCC discretion) (plus the annual incentive bonus earned for the previous year, if not already paid). • For all NEOs other than Mr. Banga, target annual incentive bonus prorated for year of termination (plus the annual incentive bonus earned for the previous year, if not already paid)
For Cause, Voluntary Resignation or, for Mr. Banga, Non-Renewal by the executive		• No additional payments
Without Cause or Resignation with Good Reason	• Base salary earned but not paid through date of termination • Payment for all accrued but unused vacation time • Additional benefits, if any and as applicable, under Mastercard plans or programs	• Annual incentive bonus prorated for year of termination based upon Mastercard's actual performance during the year in which termination occurs (subject to HRCC discretion) (plus the annual incentive bonus earned for the previous year, if not already paid) • Base salary continuation for 18 months (the severance period) following termination (extendable by an additional six months in exchange for extended restrictive covenants at Mastercard's sole discretion) plus an amount equal to 1.5 times the annual incentive bonus paid to the executive for the year prior to termination, paid ratably over the severance period in accordance with Mastercard's annual incentive bonus pay practices (or up to an amount equal to two times the bonus for the prior year, payable over 24 months at Mastercard's discretion) • Payment of the monthly COBRA medical coverage premium for the applicable period (or, if shorter, the severance period) or, if the executive is eligible, the full cost of the Mastercard Retiree Health Plan during the severance period with retiree contribution levels applying thereafter • Reasonable outplacement services for the shorter of the severance period or the period of unemployment
Mandatory retirement or Retirement (as defined in the LTIP)		• Annual incentive bonus for year in which termination occurs, prorated other than upon Mr. Banga's mandatory retirement, (plus the annual incentive bonus earned for the previous year, if not already paid) based upon Mastercard's actual performance

[1] For certain defined terms used in this table, see Definitions on pgs 91 - 92.

"Double trigger" change in control payments

If, within the six months preceding or two years following a change in control, an NEO terminates employment with Mastercard or its successor for Good Reason or is terminated without Cause, the NEO will be entitled to the following termination payments:

"Double-trigger" change in control severance payments
• Lump sum payments within 30 days following date of termination of (1) all base salary earned but not paid and (2) all accrued but unused vacation time
• Pro rata portion of the annual incentive bonus payable in year of termination and previous year, if not already paid (in each case, based on actual performance)
• Base salary continuation for 24 months following termination (the severance period) but not beyond the employee's mandatory retirement date
• Additional pay continuation following the date of termination equal to, the average annual bonus received by the executive over the prior two years of employment, payable ratably over the severance period but not beyond the employee's mandatory retirement date
• Payment of the monthly COBRA medical coverage premium for the applicable COBRA period (or, if shorter, the severance period) or, if the executive is eligible, the full cost of the Mastercard Retiree Health Plan during the severance period with retiree contribution levels applying thereafter
• Reasonable outplacement services for the shorter of the severance period or the period of unemployment
• Such additional benefits, if any, that the executive would be entitled to under applicable Mastercard plans and programs (other than severance payments)

Release of claims

Each NEO is required to enter into a separation agreement and release of claims against Mastercard in order to receive severance payment.

Additional terms

Restrictive covenants

All of the executives are subject to Mastercard's standard restrictive covenants for executive employees, including non-disclosure, non-competition and non-solicitation obligations.

In addition, each executive has signed a separate non-compete agreement, including agreements in order to receive long-term incentive awards and, for at-will employees, specified severance and change in control payments as follows:

Executive	Long-term incentive awards	Severance plan payments	Change in control payments
Mr. Banga	• 12-month non-compete • 24-month non-solicit • In the event of a violation, repayment of specified gains from stock options exercised and repayment of vested equity awards from the two-year period preceding the violation	• Non-compete and non-solicit for longer of 18 months or the length of the severance payments (agreement to be executed within 60 days following termination)	• Two-year non-compete and non-solicit
All NEOs other than Mr. Banga	• 12-month non-compete • 18-month non-solicit • In the event of a violation, repayment of specified gains from stock options exercised and repayment of vested equity awards from the two-year period preceding the violation	• Non-compete and non-solicit for longer of 18 months or the length of the severance payments (agreement to be executed within 60 days following termination)	• Two-year non-compete and non-solicit

Definitions

Cause

Defined as (a) willful failure of the executive to perform duties or responsibilities (other than due to disability); (b) engagement in serious misconduct that is injurious to Mastercard, including, but not limited to, damage to its reputation or standing in the industry; (c) conviction of, or entering into a plea of guilty or nolo contendere to, a crime that constitutes a felony or a crime that constitutes a misdemeanor involving moral turpitude;

(d) the material breach of any written covenant or agreement with Mastercard not to disclose any information pertaining to Mastercard; or (e) the breach of our Code of Conduct, the Supplemental Code of Ethics, any material provision of the employment agreement or any material provision of other specified Mastercard policies.

Notice of termination for Cause must state the date of termination and identify the grounds upon which termination is based.

Good Reason

Defined as: (a) the assignment to a position for which the executive is not qualified or a materially lesser position than the position held; (b) a material reduction in annual base salary other than a 10% or less reduction, in the aggregate, over the term of employment; (c) the relocation of the executive's principal place of employment to a location more than 50 miles from his or her principal place of employment; and (d) for Mr. Banga, the failure by Mastercard to obtain an agreement from any successor to Mastercard to assume and agree to perform any employment agreement between the executive and Mastercard.

Change in control

Defined as the occurrence of any of the following events (other than by means of a public offering of Mastercard's equity securities):

(a) the acquisition by any person of beneficial ownership of more than 30% of the voting power of the then outstanding equity shares of Mastercard (the Outstanding Registrant Voting Securities), subject to specified exceptions

(b) a change in the composition of the Board that causes less than a majority of Mastercard's directors then in office to be members of the Board, subject to specified exceptions

(c) consummation of a reorganization, merger or consolidation, or sale or other disposition of all or substantially all of Mastercard's assets or the purchase of assets or stock of another entity (a Business Combination), in each case, unless immediately following such Business Combination (1) all or substantially all of the persons who were the beneficial owners of the Outstanding Registrant Voting Securities immediately prior to such Business Combination will beneficially own more than 50% of the then outstanding voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the entity resulting from such Business Combination in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Registrant Voting Securities, (2) no person will beneficially own more than a majority of the voting power of the then outstanding voting securities of such entity except to the extent that such ownership of Mastercard existed prior to the Business Combination and (3) at least a majority of the members of the board of directors of the entity resulting from such Business Combination will have been members of the

incumbent Mastercard Board at the time of the initial agreement, or an action of Mastercard's Board, providing such Business Combination

(d) approval by Mastercard's stockholders of a complete liquidation or dissolution of Mastercard

Retirement

Defined in the LTIP as voluntary termination of employment on or after the earliest of: (i) attaining age 65 while in service and completing two years of service, (ii) attaining age 60 while in service and completing five years of service, and (iii) attaining age 55 while in service and completing 10 years of service.

Potential payments tables

The following pages display the potential payments upon termination of employment, including in connection with a Change in control of Mastercard, for each of the NEOs assuming the event took place on December 31, 2020. Following the tables are footnotes that provide additional information with respect to other potential payments and benefits.

In the tables, the equity awards shown for the NEO represent the value of unvested RSUs, PSUs and stock options that would vest or continue to vest in the event of termination or change in control, as applicable, based on the $356.94 per share closing price of Class A common stock on the NYSE on December 31, 2020.

In the event of a change in control, outstanding awards continue to vest in accordance with the terms of the grant, but in the case of PSUs only to the extent the achievement of the relevant performance goals can continue to be measured subsequent to the change in control. To the extent achievement of the relevant performance goals can no longer be measured, the performance goals no longer apply and the NEO's unvested PSUs would vest, in accordance with the terms of such grants on February 28, 2021, March 1, 2022 and March 1, 2023, conditioned upon the NEO's continued employment with Mastercard, as of those dates, and would be paid at a target level of performance. In the event that, within six months preceding, or two years following, a change in control, the NEO is terminated without Cause or resigns with Good Reason, all of the NEO's then unvested stock options, RSUs and PSUs would vest immediately and in the case of PSUs would be payable at a target level of performance.

If an NEO who is retirement-eligible (as defined in the LTIP) is terminated without Cause (other than in connection with a change in control) or voluntarily resigns (with Good Reason or otherwise) or if an NEO has a qualifying termination due to disability (as defined in the LTIP or applicable award agreement), all unvested RSUs, PSUs and stock options would continue to vest according to the terms of the award. If an NEO who is not retirement-eligible is terminated without Cause or terminates his or her employment for

Good Reason (other than in connection with a change in control), all unvested stock options would be forfeited and a portion of the unvested RSUs and PSUs would continue to vest according to the terms of the award.

In the event of the NEO's death, all unvested RSUs, PSUs (at a target level of performance) and stock options held by the NEO would immediately become vested.

Benefit	Ajay Banga					
	Death	Disability	For Cause	Voluntary[4]	Without Cause / with Good Reason	Termination following Change in Control
Cash Severance[1]	$—	$—	$—	$—	$10,355,050	$13,425,721
Annual Incentive Award	$3,125,000	$3,125,000	$—	$—	$3,125,000	$3,125,000
Unvested Equity[2]						
Restricted Stock Units	$4,394,288	$4,394,288	$—	$4,394,288	$4,394,288	$4,394,288
Unexercisable Options	$51,056,120	$51,056,120	$—	$51,056,120	$51,056,120	$51,056,120
Performance Stock Units	$37,081,783	$37,081,783	$—	$37,081,783	$37,081,783	$37,081,783
Total	$92,532,191	$92,532,191	$—	$92,532,191	$92,532,191	$92,532,191
Other Benefits[3]						
Health and Welfare	$—	$—	$—	$—	$29,698	$29,698
Outplacement	$—	$—	$—	$—	$50,000	$50,000
Total	$—	$—	$—	$—	$79,698	$79,698
Total	$95,657,191	$95,657,191	$—	$92,532,191	$106,091,939	$109,162,610

	Michael Miebach					
Benefit	Death	Disability	For Cause	Voluntary	Without Cause/ with Good Reason	Termination following Change in control
Cash Severance[1]	$—	$—	$—	$—	$2,916,744	$1,960,455
Annual Incentive Award	$1,125,000	$1,125,000	$—	$—	$1,125,000	$1,125,000
Unvested Equity[2]						
Restricted Stock Units	$810,254	$810,254	$—	$—	$169,190	$810,254
Unexercisable Options	$8,979,446	$8,979,446	$—	$—	$—	$8,979,446
Performance Stock Units	$10,549,005	$10,549,005	$—	$—	$5,066,049	$10,549,005
Total	$20,338,705	$20,338,705	$—	$—	$5,235,239	$20,338,705
Other Benefits[3]						
Health and Welfare	$—	$—	$—	$—	$39,506	$39,506
Outplacement	$—	$—	$—	$—	$50,000	$50,000
Total	$—	$—	$—	$—	$89,506	$89,506
Total	$21,463,705	$21,463,705	$—	$—	$9,366,489	$23,513,666

	Sachin Mehra					
Benefit	Death	Disability	For Cause	Voluntary	Without Cause/ with Good Reason	Termination following Change in control
Cash Severance[1]	$—	$—	$—	$—	$2,238,316	$1,849,116
Annual Incentive Award	$747,500	$747,500	$—	$—	$747,500	$747,500
Unvested Equity[2]						
Restricted Stock Units	$1,473,091	$1,473,091	$—	$—	$730,656	$1,473,091
Unexercisable Options	$4,238,746	$4,238,746	$—	$—	$—	$4,238,746
Performance Stock Units	$4,542,775	$4,542,775	$—	$—	$1,876,077	$4,542,775
Total	$10,254,612	$10,254,612	$—	$—	$2,606,733	$10,254,612
Other Benefits[3]						
Health and Welfare	$—	$—	$—	$—	$38,393	$38,393
Outplacement	$—	$—	$—	$—	$50,000	$50,000
Total	$—	$—	$—	$—	$88,393	$88,393
Total	$11,002,112	$11,002,112	$—	$—	$5,680,942	$12,939,621

Craig Vosburg

Benefit	Death	Disability	For Cause	Voluntary	Without Cause/ with Good Reason	Termination following Change in control
Cash Severance[1]	$—	$—	$—	$—	$2,807,915	$547,165
Annual Incentive Award	$812,500	$812,500	$—	$—	$812,500	$812,500
Unvested Equity[2]						
Restricted Stock Units	$810,254	$810,254	$—	$—	$169,190	$810,254
Unexercisable Options	$9,875,026	$9,875,026	$—	$—	$—	$9,875,026
Performance Stock Units	$9,704,485	$9,704,485	$—	$—	$5,025,001	$9,704,485
Total	$20,389,765	$20,389,765	$—	$—	$5,194,191	$20,389,765
Other Benefits[3]						
Health and Welfare	$—	$—	$—	$—	$19,535	$19,535
Outplacement	$—	$—	$—	$—	$50,000	$50,000
Total	$—	$—	$—	$—	$69,535	$69,535
Total	$21,202,265	$21,202,265	$—	$—	$8,884,141	$21,818,965

Tim Murphy

Benefit	Death	Disability	For Cause	Voluntary	Without Cause/ with Good Reason	Termination following Change in control
Cash Severance[1]	$—	$—	$—	$—	$2,679,910	$3,820,756
Annual Incentive Award	$718,750	$718,750	$—	$—	$718,750	$718,750
Unvested Equity[2]						
Restricted Stock Units	$798,118	$798,118	$—	$—	$166,691	$798,118
Unexercisable Options	$8,911,240	$8,911,240	$—	$—	$—	$8,911,240
Performance Stock Units	$9,234,752	$9,234,752	$—	$—	$4,670,917	$9,234,752
Total	$18,944,110	$18,944,110	$—	$—	$4,837,608	$18,944,110
Other Benefits[3]						
Health and Welfare	$—	$—	$—	$—	$32,689	$32,689
Outplacement	$—	$—	$—	$—	$50,000	$50,000
Total	$—	$—	$—	$—	$82,689	$82,689
Total	$19,662,860	$19,662,860	$—	$—	$8,318,957	$23,566,305

[1] The amount relating to severance payable other than in connection with a Change in control reflects payment over an 18-month period and is equal to 1.5 times the sum of the executive's 2020 base salary plus bonus paid for services in 2019 (although Mastercard has discretion to provide such cash severance for up to 24 months). The amounts payable in connection with a Change in control would be paid over a 24-month period and is equal to two times the sum of the executive's 2020 base salary and the average of bonus paid for services in 2018 and 2019. Cash severance reflects the present value of this calculation using a discount rate of .18%, equal to 120% of the semiannual applicable short-term federal rates for December 2020. Cash severance amounts payable in connection with a change in control reflect any applicable reduction needed to avoid the excise tax under Internal Revenue Code Section 280G, as required under Mastercard's Change in control Severance Plan if that would give the executive officer a better after-tax result.

[2] For the PSUs in the "Change in control" column, the amount reflects a Change in control of Mastercard in which the company thereafter is unable to assess its performance against the specified objectives. Accordingly, consistent with the terms of the PSU awards, the amounts represented in the "Death" and "Change in control" columns represent target level of performance (with respect to awards granted in 2018, 2019 and 2020), as do the amounts in the Disability column. Further details with respect to these awards are included in Note 18 (Share-Based Payments) to Mastercard's audited financial statements for the year ended December 31, 2020 included in the 2020 Form 10-K.

[3] Includes continued health and welfare benefits; namely, health coverage, dental coverage, vision coverage, individual life insurance and individual disability insurance for 18 months following termination and outplacement assistance.

[4] Amount is included in the Voluntary column for Mr. Banga because he has satisfied the age and service requirements for retirement eligibility.

Equity compensation plan information

The table below presents information as of December 31, 2020 for the LTIP and our Amended and Restated 2006 Non-Employee Director Equity Compensation Plan, both of which previously have been approved by stockholders. Mastercard does not have any equity compensation plans that have not been approved by stockholders.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights [1,2]	Weighted-average exercise price of outstanding options, warrants and rights [3]	Number of securities remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by stockholders	8,686,273	$136.92	52,419,036
Equity compensation plans not approved by stockholders	—	—	—
Total	8,686,273		52,419,036

[1] The LTIP authorizes the issuance of stock options, restricted stock, RSUs, PSUs and other stock-based awards, and our Amended and Restated 2006 Non-Employee Director Equity Compensation Plan authorizes the issuance of DSUs and other awards provided for by the LTIP, such as restricted stock. Of the total number of shares: (a) 5,722,003 shares may be issued pursuant to outstanding stock options; (b) 2,511,268 shares may be issued pursuant to outstanding RSUs; (c) 413,591 shares may be issued pursuant to outstanding PSUs (see footnote (2) below); and (d) 39,411 shares may be issued pursuant to outstanding DSUs.

[2] The number of shares to be issued pursuant to outstanding PSUs represents the aggregate number of PSUs granted in each of 2018, 2019 and 2020, corresponding to the number of shares of our Class A common stock. The PSUs are based on the expected performance over the three-year period ending December 31, 2020, 2021 and 2022, respectively. The PSUs to be issued will be based on actual performance levels up to a maximum of 200%.

[3] The weighted-average exercise price of outstanding options, warrants and rights excludes the RSUs, PSUs and DSUs.

CEO pay ratio disclosure

Under Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of SEC Regulation S-K, we are required to provide the ratio of the annual total compensation of our CEO, Mr. Banga, to the median annual total compensation of all our employees, except our CEO.

For 2020, the annual total compensation of our identified median employee (that is, the median employee across all employees of the company other than the CEO) was $132,114, calculated in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, which includes base pay, incentive compensation, long-term incentive awards and matching pension contributions made by the company, as well as the change in pension value during 2020. Mr. Banga's annual total compensation for 2020 as reported in the Summary Compensation Table was $27,774,448. Accordingly, for 2020, the ratio of the compensation of our CEO to the compensation for our median employee was estimated to be 210 to 1.

Consistent with last year, we used the following methodology to identify the median employee:

- We collected employee data of all employees globally, whether employed on a full-time, part-time or temporary basis as of December 31, 2020
- We annualized the compensation of all new employees (other than temporary employees) who were hired by the company between January 1 and December 31, 2020 to reflect their estimated compensation over the entire year
- We applied an exchange rate as of December 1, 2020 to convert all international currencies into U.S. dollars
- We used total base pay and annual bonus target as of December 31, 2020 and actual long-term incentive award granted in 2020 as our consistently applied compensation measure

We believe our pay ratio presented above is a reasonable estimate. As SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, estimates and assumptions, our pay ratio may not be comparable with the pay ratios reported by other companies. Furthermore, the SEC has stated that it did not believe a purpose of the pay ratio rule was to facilitate comparisons among companies.

Audit

06

This section describes the factors we considered in making our recommendation that stockholders ratify our selection of PricewaterhouseCoopers as our independent registered public accounting firm for 2021.

Proposal 3: Ratification of the appointment of independent registered public accounting firm for 2021



The Board unanimously recommends that stockholders vote FOR ratification of the appointment of PricewaterhouseCoopers LLP as Mastercard's independent registered public accounting firm for 2021

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit Mastercard's financial statements. The Audit Committee has appointed PricewaterhouseCoopers LLP (PwC) as our independent registered public accounting firm to audit the financial statements of Mastercard Incorporated and its subsidiaries for the year ending December 31, 2021. PwC has served as our independent registered public accounting firm since 1989.

The Audit Committee conducted its annual evaluation of PwC, considering the factors described in the Audit Committee report below. Based on this evaluation, the committee believes that the continued retention of PwC to serve as our independent registered public accounting firm is in the best interests of Mastercard and our stockholders, and a resolution will be presented at the Annual Meeting to ratify PwC's appointment. Although ratification is not required by applicable laws, our by-laws or otherwise, the Board is submitting the selection of PwC to our stockholders for ratification because we value your views on our independent registered public accounting firm. The Audit Committee intends to carefully consider the results of the vote. If the stockholders do not ratify the appointment of PwC, the committee will reconsider PwC's selection. Even if the selection is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if the committee determines that such a change would be in the best interests of Mastercard and our stockholders.

A PwC representative is expected to be present at the Annual Meeting and will have the opportunity to make a statement and be available to respond to appropriate questions.

Auditor's services and fees

Audit Committee pre-approval of audit and non-audit services

The Audit Committee and Mastercard have adopted policies and procedures pertaining to the provision by Mastercard's independent registered public accounting firm of any audit or non-audit services. The policies and procedures in place specifically require Audit Committee pre-approval of all audit and non-audit services. In addition, proposed services of the independent registered public accounting firm materially exceeding any pre-approved project scope, terms and conditions or cost levels require prior approval by the Audit Committee. Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the Audit Committee Chair and to the committee at its next regular meeting. The Audit Committee may delegate power to its chair to pre-approve, in certain circumstances, any engagements or changes in engagements by the independent registered public accounting firm for audit or non-audit services. All fees paid to PwC in connection with 2020 engagements were pre-approved in accordance with Mastercard's policies and procedures.

The Audit Committee and Mastercard also have adopted policies and procedures to help ensure the independence of our independent registered public accounting firm and periodically consider whether there should be a regular rotation of the firm. As part of this review process, PwC was evaluated utilizing guidance prescribed by the Center for Audit Quality.

Further, in addition to assuring the mandated rotation of the lead audit partner in accordance with SEC rules, the Audit Committee oversees the selection of the independent registered public accounting firm's lead engagement partner. The process for selection of the lead engagement partner involves a meeting between the Audit Committee Chair and the candidate for the role, as well as discussions with the committee and management.

Audit fees and all other fees

Set forth below are the aggregate audit and non-audit fees billed to Mastercard by PwC for 2020 and 2019 (in thousands):

Type of fee	Description	2020	2019
Audit fees	For the annual integrated audit and the quarterly reviews of the consolidated financial statements. Also includes the statutory audits required for certain businesses, as well as countries or jurisdictions in which we operate	$8,844	$8,568
Audit-related fees	For assurance and audit-related services (but not included in the audit fees set forth above), including the internal controls review of selected information systems	$985	$884
Tax fees	For tax compliance, tax advice and tax planning services	$109	$158
All other fees	For accounting research tools and pre-implementation assessments	$6	$20
Total		$9,944	$9,630

Audit Committee report

Mastercard's Audit Committee operates under a written charter adopted by the Board. You can find the charter on our website at https://investor.mastercard.com/investor-relations/corporate-governance/board-committees/default.aspx.

The charter details the committee's responsibilities and practices. It is reviewed and updated annually as appropriate to reflect the committee's evolving role and to address regulatory changes, evolving oversight practices and investor feedback.

Primary responsibilities

The Audit Committee assists the Board in its oversight of:

- quality and integrity of Mastercard's financial statements
- Mastercard's compliance with legal and regulatory requirements
- qualifications, performance and independence of the independent registered public accounting firm engaged to perform the integrated audit of the company

- risk assessment and risk management of the company
- performance of Mastercard's internal audit function
- quality of Mastercard's internal controls

2020 actions

In 2020, the Audit Committee met 12 times and fulfilled its duties and responsibilities. Among other things, the committee performed the following:

Reporting
- Met regularly with management, the General Auditor and PwC to discuss the overall quality of Mastercard's financial accounting and reporting
- Reviewed and discussed with management and PwC Mastercard's financial statements, earnings releases, and quarterly and annual reports prior to furnishing to or filing with the SEC
- Reviewed with management, the General Auditor and PwC the results of internal and external audit examinations and approved internal and external audit plans, which were developed based on a risk-based methodology and evaluation

Independent auditor

- Approved all audit, audit-related and non-audit fees and services consistent with Mastercard's pre-approval policy
- Reviewed PwC's qualifications, performance and independence and discussed PwC's independence with it
- Discussed the re-appointment of PwC, as well as the pros and cons of auditor rotation

Internal audit

- Reviewed the structure, objectives, resourcing and performance of Mastercard's internal audit function, as well as the internal audit plan and the resulting findings and observations

Internal controls

- Met with internal audit and PwC, both with and without management present, to discuss their evaluations of Mastercard's internal controls, including internal controls over financial reporting, and reported to the Board on the status of those controls

Legal, compliance and risk

- Regularly met with Mastercard's Chief Financial Officer, General Counsel and General Auditor and with PwC to discuss financial management and reporting, legal and regulatory, accounting, audit and internal control matters
- Regularly met with the Chief Compliance Officer to discuss the effectiveness of Mastercard's ethics and compliance system and regularly received related status reports
- Periodically met with Mastercard's Enterprise Risk Management team, other members of management, the General Auditor, the Chief Compliance Officer, tax team and individual business unit leaders and with PwC to assess Mastercard's guidelines and policies with respect to risk assessment and risk management, as well as to review current and emerging risks
- Met with the Chief Security Officer and Chief Privacy Officer to review and discuss information security, business continuity, and data privacy matters and risks

Oversight and evaluation of independent registered public accounting firm

As noted above, the Audit Committee assists the Board in its oversight of PwC's qualifications, performance and independence. The committee recognizes the importance of maintaining the firm's independence, in both fact and appearance. As part of its process to determine and ensure PwC's independence, the Audit Committee has received from PwC the written disclosures and letter required by applicable requirements of the Public Company Accounting Oversight Board (PCAOB) regarding the firm's communications with the Audit Committee concerning independence, and the Audit Committee has discussed with PwC that firm's independence from the company and management. These discussions included reviewing and considering with PwC whether the provision of non-audit services provided by it to Mastercard during 2020 was compatible with its independence. The Audit Committee concurred with PwC's conclusion that PwC is independent from Mastercard and management.

The Audit Committee also is responsible for the appointment, compensation and retention of PwC, including an annual evaluation of PwC, periodic consideration of firm rotation and oversight of the selection of the firm's lead engagement partner. As part of its responsibilities, the committee conducted its annual evaluation of PwC.

In deciding whether to re-engage PwC, the Audit Committee considered:

- PwC's independence and integrity
- PwC's competence and compliance with technical standards
- The business acumen, value-added benefit, continuity and consistency, and technical and core competency provided by the engagement team
- The effectiveness of PwC's processes, including its quality control, timeliness and responsiveness, and communication and interaction with management
- PwC's efforts toward efficiency, including with respect to process improvements and fees

Based on this review, the Audit Committee has retained PwC and believes its continued retention is in the best interests of Mastercard and our stockholders.

2020 audited financial statements and internal controls

Management is responsible for establishing effective internal controls over financial reporting and preparing Mastercard's consolidated financial statements. PwC is responsible for:

- auditing and reporting on Mastercard's consolidated financial statements in accordance with the standards of the PCAOB
- expressing an integrated opinion as to whether Mastercard's financial statements conform in all material respects with Generally Accepted Accounting Principles (GAAP) and whether Mastercard's internal controls over financial reporting are effective as of December 31, 2020, based on criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (2013)

The Audit Committee monitors and oversees the processes by which management and PwC fulfill their responsibilities.

In this context, the Audit Committee, among other things, has met and held discussions with management and PwC to review and discuss Mastercard's audited financial statements and management's assessment of its internal control over financial reporting and PwC's evaluation of such assessment; asked management and PwC questions relating to such matters; and discussed with PwC the matters required to be discussed by the applicable PCAOB standards and the SEC. These meetings and discussions included a review of the quality of the accounting principles the company utilized, the reasonableness of significant accounting estimates and judgments, and the clarity of disclosures in Mastercard's consolidated financial statements. As part of these discussions, management represented to the Audit Committee that Mastercard's consolidated financial statements were prepared in accordance with GAAP.

Based upon the Audit Committee's discussions with management and PwC, the Audit Committee's review of the representations of management and the report and required communications provided by PwC to the Audit Committee, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in Mastercard's 2020 Form 10-K for filing with the SEC.

Audit Committee

Steven J. Freiberg, Chair
Merit E. Janow
Rima Qureshi
Gabrielle Sulzberger
Jackson Tai
Lance Uggla

(April 2021)

Amendments to Equity Plans

07 & 08

These sections describe the proposed amendments to our Long Term Incentive Plan and our Non-employee Directors Equity Compensation Plan.

Proposal 4: Approval of the amendment and restatement of the 2006 Long Term Incentive Plan



The Board recommends a vote "FOR" Proposal 4, the approval of the amendment and restatement of the 2006 Long Term Incentive Plan

Stock options outstanding	5,722,003
Weighted average exercise price	$136.92
Weighted average remaining contractual life	6 years
Full value awards outstanding	2,964,270
Shares remaining for grant under the LTIP[1]	52,072,414
Shares remaining for grant under the Director Plan	346,622

In 2005, the Board adopted and our stockholders approved the Mastercard Incorporated 2006 Long Term Incentive Plan, which was later amended and approved by stockholders in each of 2007 and 2012 (the "LTIP"). Most recently, the Board approved an amendment and restatement of the LTIP (the "Amended LTIP") as of April 12, 2021, subject to and effective as of the date of stockholder approval. Therefore, we are asking stockholders to approve the Amended LTIP, including to extend its term until the 10th anniversary of the date of stockholder approval.

The Amended LTIP provides for a decrease - not an increase - in the number of shares of our Class A common stock available for issuance. Therefore, we are not requesting stockholder approval of the authorization of additional shares of our Class A common stock ("Shares") for issuance under the Amended LTIP in connection with this proposal.

If the Amended LTIP is not approved by our stockholders, the LTIP will remain in full force and effect without any decrease in the Shares available for issuance, thereunder, until its expiration on June 5, 2022.

The Amended LTIP provides for the grant of various forms of equity compensation awards and certain cash-denominated awards to employees, including executive officers, of Mastercard and its affiliates.

Key Data Relating to Outstanding Awards and Share Reserve

The LTIP is our only active employee equity compensation plan. We separately maintain the Mastercard Incorporated 2006 Non-Employee Director Equity Compensation Plan (the "Director Plan") for purposes of granting equity awards to non-employee directors (see proposal 5 in Section 8 below). The table below sets out key information regarding the shares available and outstanding awards under the LTIP and the Director Plan as of December 31, 2020.

[1]. Although there were 52,072,414 Shares remaining available for grant of future awards under the LTIP as of December 31, 2020, if stockholders approve this proposal 4, the number of shares reserved for issuance pursuant to future awards under the Amended LTIP will be decreased to 25,000,000 provided that between January 1, 2021 and the effective date of the Amended LTIP, the Company will not grant more than 2,000,000 shares from the LTIP.

For additional information regarding stock-based awards previously granted, see Note 18 to the company's consolidated financial statements in our 2020 Form 10-K.

In adopting the Amended LTIP, the Board considered our prospective equity compensation needs in view of our historical granting practices and our burn rate (as explained below), as well as the dilutive impact of the Amended LTIP to our stockholders. The Board also considered information published by institutional advisors, including their proxy voting guidelines.

Our potential dilution, or "overhang," from outstanding awards and shares available for future awards under our equity compensation plans is approximately 3.4%. For this purpose, dilution is calculated as a percentage, where the numerator is the sum of the 25,346,622 Shares reserved under our equity plans for granting of equity awards (calculated on the assumption that stockholders approve this proposal 4 and therefore the share reserve under the Amended LTIP is decreased to 25,000,000 Shares), plus the 8,686,273 Shares subject to outstanding awards, and the denominator is the number of our shares of common stock outstanding. We are not requesting stockholder approval of any new Shares under the Amended LTIP or the Amended Director Plan (as defined in proposal 5 below).

We also seek to manage long-term dilution by monitoring the number of equity awards granted annually, commonly referred to as "burn rate." Burn rate is commonly defined as the number of shares granted under a company's equity incentive plans in a given fiscal year divided by the weighted average shares of common stock outstanding during that fiscal year. Based on the foregoing, and applying a multiplier of 2.5 to grants of full value awards to approximate their stock option equivalent value, our three-year average burn rate is .33%.

Based on the relatively low level of potential dilution our equity compensation plans are expected to cause for our stockholders and the importance of equity awards in recruiting, incentivizing and retaining qualified employees, we believe that the continuation of our employee equity compensation program by means of the 10-year extension of the term of the LTIP is beneficial for both the company and our stockholders. However, in view of our currently low average burn rate, as well as in consideration of proxy advisor voting guidelines, the Board determined to reduce the number of Shares available for future issuance under the Amended LTIP to 25,000,000 Shares, which represents a decrease of at least 25,000,000 to the number of Shares remaining available under the LTIP as of the effective date of the Amended LTIP.

Material Changes to the LTIP

The following summary highlights the proposed material change to the LTIP.

- *Term of the Plan*: The Amended LTIP extends the term of the LTIP through June 22, 2031.
- *Reduction of Share Reserve:* The Amended LTIP decreases the number of Shares available for grant under the LTIP, such that 25,000,000 Shares will be available for issuance pursuant to Awards granted on or following the effective date of the Amended LTIP. Based on the approximate number of Shares remaining available for Awards under the LTIP - as of the effective date of the Amended LTIP, this represents a decrease of at least 25,000,000 in the number of authorized Shares.

Other Key Changes to the LTIP

In addition to the change noted above, the amendments include the following, as well as other administrative, clarifying, streamlining and conforming changes:

- *Minimum Vesting:* The Amended LTIP has a one-year minimum vesting requirement that will apply to all awards granted thereunder except substitute awards and awards relating to 5% of the shares available for grant as of the effective date of the Amended LTIP. This replaces the three-year minimum vesting provisions under the LTIP, which applied only to restricted stock, RSUs and performance units.

- *Dividends and Dividend Equivalents*: The Amended LTIP prohibits the payment of dividends or dividend equivalents prior to the vesting of the award to which such they relate and entirely prohibits the payment of dividends or dividend equivalents on stock options or stock appreciation rights.

- *Recoupment*: The Amended LTIP more fully incorporates our clawback policy, reflecting the discretion of the HRCC, in the event of a restatement of materially inaccurate financial results, to recover Shares or cash that were issued or paid to a participant with respect to the period covered by such restatement in excess of the amount that otherwise would have been issued or paid.

- *Tax Cuts and Jobs Act Updates*: The Amended LTIP has been updated to remove language required to grant awards that qualified for the "performance-based compensation" deduction limit exception under Section 162(m) of the Internal Revenue Code (the "162(m) Exception"), given the repeal of that exception by the Tax Cuts and Jobs Act of 2017. Any outstanding awards that were intended to qualify for the 162(m) Exception continue to be governed by the applicable provisions of the LTIP relevant to such qualified awards, notwithstanding the amendments adopted in the Amended LTIP.

- *Reduction in Individual Stock Award Limits*: The Amended LTIP maintains individual annual award limits, initially adopted for purposes of the 162(m) Exception, but reduces the stock-based award limits below those in the LTIP, such that the maximum number of Shares for which stock options, stock appreciation rights, restricted stock units, restricted stock, stock-denominated performance units and other stock-based compensation may be granted to a participant during a fiscal year may not exceed 1,000,000 Shares (reduced from 5,000,000 Shares in the case of restricted stock and 6,500,000 Shares in the case of the other Awards listed above).

- *Change in control:* The Amended LTIP provides the HRCC with express discretion to provide for vesting of any or all outstanding awards if such awards are not substituted or assumed by the successor corporation in a change in control, or to cancel awards for fair value in cash, Shares and/or other property.

- *Delegation of Authority*: The Amended LTIP reflects that the Board and HRCC may, in certain circumstances, delegate their administrative authority under the Amended LTIP to a committee of one or more directors or more or more officers of the company.

- *Transfers of Employment*: The definition of "Affiliated Employer" under the Amended LTIP has been revised to allow for continued vesting of previously-granted awards following a participant's transfer of employment to an entity in which Mastercard has at least a 20% ownership interest (reduced from 50%), to the extent consistent with Section 409A of the Internal Revenue Code.

- *Clarification of Share Release Provisions:* The Amended LTIP specifies that shares under an award that are converted to shares of another entity in connection with certain corporate transactions will become available again under the plan.

- *Fractional Shares:* The Amended LTIP gives the HRCC discretion to determine whether fractional shares will be issued pursuant to awards.

- *Tax Withholding*: The tax withholding provisions of the LTIP are updated, including to reflect our ability to withhold Shares to cover taxes at a rate up to the maximum applicable rate in a participant's jurisdiction.

Description of the Amended LTIP

The following is a summary of the material features of the Amended LTIP. This summary is qualified in its entirety by reference to the full text of the Amended LTIP, attached as Appendix B. All share amounts in this summary and elsewhere in this proposal, as well as in the Amended LTIP, have been adjusted to reflect our 10:1 stock split on January 21, 2014.

Purpose

The purpose of the Amended LTIP is to foster and promote Mastercard's long-term financial success and materially increase stockholder value by motivating performance through incentive compensation. The Amended LTIP also is intended to encourage participant ownership in Mastercard, attract and retain talent, and enable participants to participate in the company's long-term growth and financial success .

Administration

The Amended LTIP is administered by the HRCC or such other committee or subcommittee designated by the Board to administer the Amended LTIP. The members of the HRCC will each be a non-employee director within the meaning of Rule 16b-3 under the Exchange Act and an "independent director" for purposes of the NYSE listing requirements. Among other things, the HRCC has authority to interpret the Amended LTIP and any Award agreement or other instrument under it; to select the employees who will receive Awards and determine the nature, amount, terms and conditions of each Award; to modify the terms and conditions (including performance goals or criteria) of any Award; to approve Award agreements; to adopt administrative rules, guidelines, and practices as may be advisable in the administration of the Amended LTIP; and to take all such other actions and make such determinations and decisions as it deems necessary and advisable in such plan administration.

The Board or HRCC may delegate to a committee of one or more directors or one or more officers of Mastercard the authority to grant or amend Awards or take other administrative actions. However, an officer of the company may not be delegated such authority with respect to individuals who are subject to Section 16 of the Exchange Act or officers of the company who have themselves been delegated authority under the Amended LTIP. Any delegation is subject to the requirements of applicable law and any restrictions set forth by the Board or HRCC, and may be rescinded at any time.

Eligibility and Participation

Any employee of Mastercard, or of an affiliated employer in which Mastercard has at least a 50% ownership interest, is eligible to be designated by the HRCC as a "Participant" in the Amended LTIP. As of December 31, 2020, all of our approximately 21,000 employees, including our 15 executive officers, were eligible to receive awards under the Amended LTIP. Only a Mastercard employee, or any parent corporation or subsidiary of the company (as defined in Section 424 of the Internal Revenue Code) on the date of grant of an Award will be eligible to be granted an incentive stock option.

Minimum Vesting

No Award denominated in Shares granted under the Amended LTIP on or after the date of stockholder approval of the Amended LTIP may vest in less than one year from its date of grant, except that up to 5% of the Shares available for grant as of the date of such stockholder approval may be made subject to awards that do not have such a minimum vesting period. The minimum vesting requirement does not prevent us from granting awards that contain rights to accelerated vesting on a termination of employment or to otherwise accelerate vesting, including without limitation upon a Change in control (as defined in the Amended LTIP). The minimum vesting requirement does not apply to substitute awards issued by us in assumption of or substitution for awards previously granted by a company which merges with or is acquired by Mastercard or an affiliate.

Shares Subject to Plan

The total number of shares of our Class A common stock initially authorized for Awards under the LTIP is 115,500,000 Shares, which is the number of shares approved by our stockholders at our 2007 annual meeting of stockholders, as adjusted to reflect our 10:1 stock split on January 21, 2014. Such shares may consist of authorized and unissued shares or treasury shares. Of this number, no more than 5,000,000 shares may be issued pursuant to grants of incentive stock options.

As of December 31, 2020, of the 115,500,000 Shares initially authorized for issuance under the LTIP, approximately 54,800,000 Shares had been issued, approximately 8,700,000 Shares were subject to outstanding Awards and approximately 52,000,000 Shares remained available for future grant. However, the Amended LTIP provides for a *decrease* in the number of Shares reserved for issuance under the plan. After giving effect to this decrease in the authorized Shares, an aggregate of 25,000,000 Shares will be authorized for future issuance under the Amended LTIP.

As of April 1, 2021, the closing sales price of our Class A common stock on the NYSE was $363.30 per share.

The HRCC has authority to include as available for distribution Shares subject to an Award that has been forfeited or has otherwise terminated, expired, or lapsed without issuance of Shares; Shares subject to an Award that has been settled in cash; Shares subject to an Award that is converted to an award over shares of another entity in connection with a recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, exchange of shares, or other similar event; and Shares received or retained by Mastercard in connection with the settlement or exercise of an Award, including for satisfaction of any tax liability and withholding obligation.

Awards

The Amended LTIP authorizes grants of a variety of types of Awards to maintain flexibility. The Amended LTIP permits the granting of:

- non-qualified stock options ("NQSOs");
- incentive stock options ("ISOs") as defined in Section 422 of the Internal Revenue Code;
- stock appreciation rights ("SARs");
- restricted stock;
- RSUs;
- performance units; and
- other stock-based awards (the NQSOs, ISOs, SARs, restricted stock, RSUs, performance units, and other stock-based Awards are referred to collectively as "Awards").

Included within the meaning of RSUs are PSUs, the vesting of which is conditioned in whole or in part upon the achievement of performance goals.

Adjustments

In the event of stock dividends, stock splits, combinations or exchanges of shares, recapitalizations, reclassifications or other changes in our capital structure, reorganizations, rights offerings, partial or complete liquidations, or other specified events affecting Mastercard or its Shares, appropriate and equitable adjustments or substitutions will be made by the HRCC that may relate to the number, type, or class of Shares available for grant, as well as to other maximum limitations under the Amended LTIP (e.g., ISO limit and individual Award limits), and the number, type, or class of Shares or other rights and prices under outstanding Awards.

Types of Awards

Stock Options

Stock options granted under the Amended LTIP may be either NQSOs or ISOs. The price of any stock option granted may not be less than the Fair Market Value (as defined in the Amended LTIP) (or in the case of certain ISOs, 110% of the Fair Market Value) of our Shares on the date the stock option is granted. The stock option exercise price is payable in cash or certified check; Shares, through a broker-assisted cashless exercise; by any other method

approved by the HRCC; or any combination of the foregoing. The Participant (as defined in the Amended LTIP) will have the rights of a stockholder after giving written notice of exercise and paying the option price, once the shares are recorded as having been issued and transferred.

The HRCC determines the terms of each stock option grant (including the vesting schedule) at the time of the grant. The aggregate Fair Market Value (determined as of the date of the grant) of the Shares subject to ISOs that are exercisable by any Participant for the first time in any calendar year may not be greater than $100,000. Unless otherwise provided in the Amended LTIP, all stock options may not be exercised prior to one year following the grant date and will terminate no later than 10 years (or, in the case of certain ISOs, five years) from the date of the grant. Pursuant to the terms of the Amended LTIP, the HRCC may accelerate the vesting of stock options. In general, unless the HRCC otherwise specifies at grant:

- an exercisable stock option expires upon the earlier of (1) its stated expiration date or (2) 120 days after termination of employment (unless termination is due to death, disability, retirement or cause) or such other period specified in the Award agreement; and
- stock options that are not otherwise exercisable on the date of termination of employment will be forfeited upon the Participant's termination of employment (unless termination is due to death, disability or retirement or as otherwise provided in the Award agreement).

Unless otherwise provided in the Award agreement or determined by the HRCC, on a Participant's termination of employment due to (1) death during the period in which the stock option is exercisable, options held by the Participant will become immediately exercisable and remain exercisable during the original option term, (2) disability or retirement more than seven months after the date of grant (unless circumstances exist at the time of termination that would constitute "cause"), any stock option held by the Participant will continue to be exercisable by the Participant as if there was no termination of employment and (3) termination for cause, the Participant will forfeit all stock options. To the extent necessary to comply with Section 409A of the Internal Revenue Code, stock options will not include any feature allowing deferral of income beyond the date of exercise (other than through the receipt of restricted stock at exercise). Stock options will not contain reload rights or be subject to repricing.

Stock Appreciation Rights

A SAR entitles the Participant, upon settlement, to receive a payment based on the excess of the value of a Share on the date of settlement over the exercise price of the SAR, multiplied by the number of SARs being settled. SARs may be granted alone or in addition to other Awards. The exercise price of a SAR may not be less than the Fair Market Value (as defined in the Amended LTIP) of a Share on the date of grant. The HRCC will determine the vesting requirements and the payment and other terms of a SAR. Vesting may be based on the continued service of the Participant for specified time periods or on the attainment of specified business performance goals established by the HRCC or both. Pursuant to the terms of the Amended LTIP, the HRCC may accelerate the vesting of SARs. SARs may be payable in cash or in Shares. Unless otherwise provided in the Amended LTIP, a SAR may not be exercised prior to one year following the grant date and will terminate no later than 10 years from the date of the grant. Unless the HRCC specifies a longer or shorter period when the Award is granted, an exercisable SAR generally expires upon the earlier of (1) its stated expiration date or (2) 120 days after termination of service (unless termination is due to death, disability, retirement or cause). A SAR will be forfeited or terminated under the same circumstances as stock options under the Amended LTIP, unless otherwise provided in an Award agreement or determined by the HRCC. To the extent necessary to comply with Section 409A of the Internal Revenue Code, SARs will not include any feature allowing deferral of income beyond the date of exercise. SARs will not be subject to repricing.

Restricted Stock

A restricted stock Award represents Shares that are issued subject to restrictions on transfer and vesting requirements as determined by the HRCC. Vesting requirements may be based on, among other things, the continued service of the Participant for specified time periods or on the attainment of specified business performance goals established by the HRCC. Restricted stock will be subject to restrictions for a period set forth in the Award agreement, which period generally will be a minimum of one year from the date of grant. The HRCC may provide for an accelerated lapse of the restriction period in an Award agreement upon specified events or standards. Subject to the transfer restrictions and vesting requirements of the Award, the Participant will generally have the same rights as one of the company's stockholders, including all voting and dividend rights, during the restriction period, although the HRCC may provide that restricted stock certificates will be held in escrow during the restriction period (and forfeited or distributed depending on whether applicable performance goals or service restrictions have been met) and the Participant will not be entitled to receive payment of any dividends accrued on the restricted stock unless the Award vests. Unless the HRCC specifies otherwise, if a Participant terminates service other than by reason of death, disability or retirement before the restricted stock vests, the restricted stock Award will be forfeited. Unless otherwise provided in the Award agreement or determined by the HRCC, on a Participant's termination of employment due to (1) death during the period in which the restricted stock is subject to restrictions, restricted stock held by the Participant will immediately vest and (2) disability or retirement more than seven months after the date of grant (unless circumstances exist at the time of termination that would constitute "cause"), any restricted stock held by the Participant will continue to vest as if there was no termination of employment.

Restricted Stock Units

An Award of restricted stock units, or RSUs, provides the Participant the right to receive a Share or an equivalent cash payment. Included within the meaning of RSUs are PSUs, the vesting of which is conditioned in whole or in part upon the achievement of performance goals. RSUs may be subject to such vesting requirements, restrictions and conditions to payment as the HRCC determines are appropriate. Vesting requirements may be based on, among other things, the continued service of the Participant for a specified time period or on the attainment of specified business performance goals established by the HRCC. RSUs will be subject to restrictions for a period set forth in the Award agreement, which period generally will be a minimum of one year from the date of grant. The HRCC may provide for an accelerated lapse of the restriction period in an Award agreement upon specified events or standards. RSU Awards are payable in cash or in Shares. Participants receiving RSUs will not have, with respect to such RSUs, any of the rights of a Mastercard stockholder , although Participants may accrue the right to dividend equivalents, which will be paid only if the RSUs vest. Unless the HRCC specifies otherwise, if a Participant terminates service other than by reason of death, disability or retirement before the RSU vests, the RSU Award will be forfeited. Unless otherwise provided in the Award agreement or determined by the HRCC, on a Participant's termination of employment due to (1) death during the period in which the RSUs are subject to restrictions, RSUs held by the Participant will immediately vest and (2) disability or retirement more than seven months after the date of grant (unless circumstances exist at the time of termination that would constitute "cause"), any RSUs held by the Participant will continue to vest as if there was no termination of employment.

Performance Units

An Award of performance units provides the Participant the right to receive cash or Shares if specified terms and conditions are met. Participants receiving performance units will not have, with respect to such performance units, any of the rights of a Mastercard stockholder. Performance units will be subject to restrictions for a period set forth in the Award agreement, which period generally will be a minimum of three years from the date of grant, and performance units may vest in full at the end of the restricted period or installments over the restricted period as long as the Amended LTIP's minimum one-year vesting requirement is met or an exception applies. Unless otherwise provided in the Award agreement or determined by the HRCC, if a Participant terminates service other than by reason of death, disability or retirement, the performance unit will be forfeited. Unless otherwise provided in the Award agreement or determined by the HRCC, on a Participant's termination of employment due to (1) death during the period in which the performance units are subject to a performance period, performance units held by the Participant will immediately vest and be paid out at a target level of performance and (2) disability or retirement more than seven months after the date of grant (unless circumstances exist at the time of termination that would constitute "cause"), any performance units held by the Participant will continue to vest according to the actual performance results as if there was no termination of employment.

Performance units may be subject to performance goals including, but not limited to, one or any combination of the following criteria, each determined in accordance with generally accepted accounting principles or similar objective standards or as otherwise determined by the HRCC:

Revenue	Earnings*	Operating income
Net income	Operating or profit margins	Earnings per share
Return on assets	Return on equity	Return on invested capital
Economic value-added	Stock price	Gross dollar volume
Total stockholder return	Market share	Book value
Expense management	Cash flow	Customer satisfaction

* Including earnings before interest, taxes, depreciation and amortization, earnings before interest and taxes, and earnings before or after taxes.

These criteria may relate to the company, or one or more of its affiliated employers or subsidiaries, or one or more of its divisions or units, or any combination of the foregoing and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, all as the HRCC will determine.

Our HRCC may also specify adjustments or modifications to be made to the calculation of a performance goal for such performance period, based on and in order to appropriately reflect the following events or such other events as determined by the HRCC:

- asset impairments;
- acquisition-related charges;
- accruals for restructuring and/or reorganization program charges;
- merger integration costs;
- any profit or loss attributable to the business operations of any entity or entities acquired during the period of services to which the performance goal relates;
- tax settlements;
- any extraordinary, unusual in nature, infrequent in occurrence or other non-recurring items (not otherwise listed);
- unrealized gains or losses on investments;
- charges related to derivative transactions; or
- compensation charges

Other Stock-Based Awards

The HRCC is authorized to grant other stock Awards or Awards based on or settled in Shares, which may be subject to other terms and conditions, which may vary from time to time and among Participants, as the HRCC in its discretion may determine.

Individual Award Limits

The maximum number of Shares for which stock options, SARs, RSUs (including PSUs), restricted stock, stock-denominated performance units and other stock-based compensation may be granted to a Participant for a fiscal year will not exceed 1,000,000 Shares.

For cash-denominated performance units, the maximum payment to any Participant for all such Awards payable for any three-year performance period, at a target level of performance cannot exceed $10,000,000 (for performance above target, the maximum of such Award cannot exceed $20,000,000). For such cash-denominated performance units, maximums will be adjusted for longer or shorter performance periods. If, after amounts have been earned with respect to performance units, the payment of such amounts is deferred, any additional amounts attributable to earnings during the deferral period will be disregarded for purposes of this limit.

Other Award Terms and Considerations

Non-Competition and Non-Solicitation Agreements

The HRCC may condition eligibility to participate in the Amended LTIP and receipt of benefits specified in an Award agreement, such as vesting, settlement and exercisability of Awards, on the Participant's execution of, compliance with and/or certification of compliance with a non-competition and/or non-solicitation agreement. Such an agreement may include provisions for the Participant repaying our Shares (or the value of such Shares) previously received pursuant to an Award in the event the Participant violates the non-competition or non-solicitation agreement.

Clawback

In the event of a restatement of materially inaccurate financial results, the HRCC may recover Shares or cash issued or paid pursuant to an Award with respect to the period covered by the restatement to the extent that such issuance or payment would have been lower had the achievement of applicable financial performance targets been calculated based on the restated financial results. Unless otherwise required by applicable law or stock exchange listing standards, we will not seek to recover Awards issued or paid based on materially inaccurate financial results that are restated more than three years after the date we filed the original report with the SEC that contained such financial results. This is in addition to any recoupment requirements under any applicable laws or stock exchange listing standards. The HRCC may include additional recoupment provisions in any Award agreement.

Effect of a Change in control

Unless otherwise provided in the applicable Award agreement, Awards under the Amended LTIP generally are subject to special provisions upon the occurrence of a Change in control (as defined in the Amended LTIP and as generally described below) of the company. Under the Amended LTIP, if a Participant's employment is terminated without cause six months before or two years after a Change in control: (1) any outstanding stock options and SARs will become fully exercisable, (2) any restrictions applicable to restricted stock will lapse, and such restricted stock will become free of restrictions, fully vested and transferable, (3) any restrictions applicable to RSUs will lapse, and

such RSUs will be settled, and (4) any performance goals or other condition applicable to performance units will be deemed to be satisfied in full at a target level of performance, with the shares or cash subject to such Award being fully distributable six months following termination of employment. In addition, upon a Change in control, the HRCC has full discretion, notwithstanding anything in the Amended LTIP or an Award agreement to the contrary, to provide that the securities of another entity be substituted for those of the company and to make equitable adjustment with respect thereto. Further, in the event that, upon a Change in control, outstanding Awards are not substituted or assumed by the successor corporation (or its parent) or replaced with a comparable award (as determined by the HRCC) for shares of the capital stock of such successor corporation (or its parent), then the HRCC will have full discretion to provide for the vesting of any or all outstanding Awards in the manner set forth above, effective immediately prior to the Change in control. In addition, if all or substantially all of our outstanding Shares are transferred in exchange for cash, shares or other property or consideration in connection with such Change in control, the HRCC may cancel all or any portion of outstanding Awards for fair value (in the form of cash, Shares, other property, or any combination) as determined in the sole discretion of the HRCC, which for stock options and SARs may result in zero payment if the exercise price of such awards does not exceed the fair market value of the Shares or the amount of consideration to be paid in the Change in control transaction to our stockholders.

In general, a Change in control (as defined in the Amended LTIP) means the occurrence of any of the following events:

- the acquisition of equity securities of the company representing more than 30% of the voting power of the then outstanding equity securities of the company entitled to vote generally in the election of directors;
- a change in the composition of the Board that causes less than a majority of the directors of the company then in office to be members of the Board;
- consummation of a reorganization, merger or consolidation, or sale or other disposition of all or substantially all of the assets of the company or the purchase of assets or stock of another entity; or
- approval by our stockholders of a complete liquidation or dissolution of Mastercard.

Substitute Awards

Awards may be granted under the Amended LTIP in substitution for awards held by employees, directors or service providers of other corporations who become officers or employees of the company or an affiliated employer as the result of a merger or consolidation of the employing corporation with the company or an affiliated employer, or the acquisition by the company or an affiliated employer of the assets or shares of the employing corporation, or the acquisition by the company or affiliated employer of the shares of the employing corporation. The terms and conditions of the Awards so granted may vary from the terms and conditions set forth in the Amended LTIP at the time of such grant as the majority of the members of the HRCC may deem appropriate to conform to the provisions of the awards in substitution for which they are granted.

No Repricing or Reloads

The Amended LTIP specifically prohibits repricing of outstanding stock options or SARs, including reducing their exercise price, repurchasing or cancelling them for cash at a time when their exercise price is greater than the fair market value of a Share or taking any other action that would be treated as a repricing under generally accepted accounting principles.

The Amended LTIP also prohibits reloads of outstanding stock options.

Limited Transferability

Unless otherwise determined by the HRCC, all Awards or Shares subject to an Award under the Amended LTIP are nontransferable except (1) upon death, by the Participant's will or the laws of descent and distribution, (2) pursuant to a qualified domestic relations order, or (3) pursuant to a transfer to a

family member that is expressly permitted by the HRCC. Awards will be exercisable during the Participant's lifetime only by the Participant, the Participant's representative or a permitted transferee.

Term, Amendment and Termination

The Amended LTIP has a term expiring on June 22, 2031. The HRCC may amend, alter, or discontinue the Amended LTIP, or the terms of any Award agreement under the Amended LTIP at any time, but it may not do so in a manner that would impair the rights of a Participant in an outstanding Award without the Participant's consent, unless the amendment is made to comply with applicable law, stock exchange rules or accounting rules. Additionally, material amendments to the Amended LTIP will require stockholder approval to the extent required by the rules of the NYSE or other applicable national securities exchange or market that regulates our securities.

Benefits under the Amended LTIP

New Plan Benefits

The HRCC has discretionary authority to grant Awards pursuant to the Amended LTIP, and there is no provision for automatic grants. Therefore, future benefits that would be received by executive officers and other employees under the Amended LTIP are currently not determinable.

Prior Grants under the LTIP

The following table shows, as of December 31, 2020, information regarding the grants of stock-based awards under the LTIP since its inception in November 2005 among the persons and groups identified below. Amounts have been adjusted to reflect our 10:1 stock split on January 21, 2014.

Name and Position	Number of Options	Number of RSUs and Performance Units[1]
Ajay Banga, Chief Executive Officer	3,004,517	1,333,233
Michael Miebach, President and CEO-elect	236,596	138,346
Sachin Mehra, Chief Financial Officer	194,037	71,756
Craig Vosburg, President, North America	240,060	129,669
Tim Murphy, General Counsel	410,323	345,388
All current executive officers (as a group)	2,199,172	1,609,892
All current non-employee directors (as a group)	0	0
All employees and officers who are not executive officers (as a group)	21,380,985	58,885,031

[1] PSUs and Performance units are disclosed at target levels.

No current directors who are not executive officers, no nominees for election as director (other than our CEO) and no associate of any executive officer, director or nominee have received grants under the LTIP. Moreover, no other person has received 5% of the Awards reflected in the above table.

Federal Income Tax Treatment of Awards under the Amended LTIP

The following discussion of the United States federal income tax implications of Awards under the Amended LTIP is based on the provisions of the Internal Revenue Code (and any relevant rulings and regulations issued under the Internal Revenue Code) as of the date of this proxy statement, which are subject to change at any time (possibly with retroactive effect). The tax law is technical and complex, and the discussion below represents only a general summary and, among other things, does not describe state, local or foreign tax consequences.

Non-Qualified Stock Options

An NQSO results in no taxable income to the optionee or deduction to the company at the time it is granted. An optionee exercising such a stock option will, at that time, realize taxable income compensation in the amount of the difference between the stock option exercise price and the then fair market value of the Shares. Subject to the applicable provisions of the Internal Revenue Code, a deduction for federal income tax purposes will be allowable to Mastercard in the year of exercise in an amount equal to the taxable income compensation recognized by the optionee.

The optionee's basis in such Shares is equal to the sum of the stock option exercise price plus the amount includible in his or her income as compensation upon exercise. Any gain (or loss) upon subsequent disposition of the Shares will be a long-term or short-term gain (or loss), depending upon the holding period of the Shares.

Incentive Stock Options

An ISO results in no taxable ordinary income to the optionee or deduction to Mastercard at the time the ISO is granted or exercised. However, the excess of the Fair Market Value of the Shares acquired over the stock option exercise price is an item of adjustment in computing the alternative minimum taxable income of the optionee. If the optionee holds the Shares received as a result of an exercise of an ISO for at least two years from the date of the grant and one year from the date of exercise, then the gain realized on disposition of the Shares is treated as a long-term capital gain. If the Shares are disposed of during this period, however (i.e., a "disqualifying disposition"), then the

optionee will include in income, as compensation for the year of the disposition, an amount equal to the excess, if any, of the fair market value of the Shares received upon exercise of the stock option over the stock option exercise price (or, if less, the excess of the amount realized upon disposition over the stock option exercise price). The excess, if any, of the sale price over the fair market value on the date of exercise will be a short-term capital gain. In such case, Mastercard will be entitled to a deduction, generally in the year of such a disposition, for the amount includible in the optionee's income as compensation. The optionee's basis in the Shares acquired upon exercise of an ISO is equal to the stock option exercise price paid, plus any amount includible in his or her income as a result of a disqualifying disposition.

Stock Appreciation Rights

Generally, the recipient of a SAR will not recognize taxable income at the time the SAR is granted. When an employee receives the appreciation inherent in the SAR, either in cash or stock, the amount of the cash, or the value of the stock, as applicable, will be taxed as ordinary income to the employee at the time it is received. In general, there will be no federal income tax deduction allowed to Mastercard upon the grant or termination of a SAR. However, upon the settlement of the SAR, Mastercard will be entitled to a deduction equal to the amount of ordinary income the recipient is required to recognize as a result of the settlement.

Other Awards

The current United States federal income tax consequences of other Awards authorized under the Amended LTIP are generally in accordance with the following: (1) the fair market value of restricted stock is generally subject to ordinary income tax at the time the restrictions lapse (unless the Participant elects taxation at grant, pursuant to Section 83(b) of the Internal Revenue Code) and (2) the amount of cash paid (or the fair market value of the Shares issued) to settle RSUs and performance units is generally subject to ordinary income tax. In each of the foregoing cases, Mastercard will generally be entitled to a corresponding federal income tax deduction at the same time the Participant recognizes ordinary income.

Section 162(m)

Section 162(m) of the Internal Revenue Code, as amended by the Tax Cuts and Jobs Act of 2017, limits to $1,000,000 the amount that a publicly held corporation is allowed each year to deduct for the compensation paid to the corporation's chief executive officer, chief financial officer and certain of the corporation's current and former executive officers.

Section 409A

Section 409A of the Internal Revenue Code imposes certain requirements on non-qualified deferred compensation arrangements. We intend that Awards granted under the Amended LTIP will either comply with or be exempt from Section 409A of the Internal Revenue Code and the regulations and guidance promulgated thereunder. Awards subject to Section 409A, but not compliant with Section 409A, could result in accelerated taxation of the Awards and an additional 20% tax and interest charge tax to the Participant. These potential penalties on the Participant could reduce the value of grants subject to Section 409A and adversely affect our ability to achieve the Amended LTIP's purposes.

Section 280G

Under certain circumstances, accelerated vesting, exercise or payment of awards under the Amended LTIP in connection with a Change in control of the company might be deemed an "excess parachute payment" for purposes of the golden parachute payment provisions of Section 280G of the Internal Revenue Code. To the extent it is so considered, the Participant holding the award would be subject to an excise tax equal to 20% of the amount of the excess parachute payment, and the company would be denied a tax deduction for the excess parachute payment.

Deferral of Income

The Amended LTIP also allows the HRCC to provide in an Award agreement that Participants may elect to defer income associated with RSUs and performance units. However, such deferrals will only be permitted to be made in compliance with Section 409A of the Internal Revenue Code. If such a deferral election is permitted and is made, the Participant will not be taxed on income associated with an Award until it is distributed, and the company will be entitled to any tax deduction at the same time.

Proposal 5: Approval of the amendment and restatement of the 2006 Non-Employee Director Equity Compensation Plan



The Board recommends a vote "FOR" Proposal 5, the approval of the amendment and restatement of the Mastercard Incorporated 2006 Non-Employee Director Equity Compensation Plan.

In 2006, the Board adopted and our stockholders approved the Mastercard Incorporated 2006 Non-Employee Director Equity Compensation Plan, which was later amended and approved by stockholders in 2012 and further amended by the Board in 2018 (the "Director Plan"). The Board approved an amendment and restatement of the Director Plan (the "Amended Director Plan") as of April 12, 2021, subject to stockholder approval. Therefore, we are asking stockholders to approve the Amended Director Plan, including to extend its term until the 10th anniversary of the date of stockholder approval. We also asking stockholders to ratify a Board-approved limit on the total compensation payable to a non-employee director in a calendar year, which is included in the Amended Director Plan. If the Amended Director Plan is not approved by our stockholders, the Director Plan will remain in full force and effect until its expiration on June 5, 2022.

We are not requesting stockholder approval of the authorization of additional shares of our Class A common stock ("Shares") for issuance under the Amended Director Plan in connection with this proposal.

The Amended Director Plan provides for awards of DSUs to each director of Mastercard who is not a current employee of the Mastercard or any of its subsidiaries, unless the HRCC determines to grant an alternative award (the DSUs or any such alternative award, an "Award").

Material Changes to the Director Plan

The following summary highlights the proposed material changes to the Director Plan.

- *Term of the Plan*: The Amended Director Plan extends the term of the LTIP through June 22, 2031.

- *Limit on Non-Employee Director Compensation*: The Amended Director Plan provides that the total grant date fair value of all Awards granted to a

Director under the Amended Director Plan, together with all cash compensation paid in the form of Board or committee retainers, meeting fees, or similar fees, may not exceed $1,000,000 during any fiscal year of Mastercard.

In addition to the changes noted above, the Amended Director Plan includes other administrative, clarifying and conforming changes and specifies that shares under an award that are converted to shares of another entity in connection with certain corporate transactions will become available again under the plan.

Summary of the Amended Director Plan

The following is a summary of the Amended Director Plan. The summary is qualified in its entirety by reference to the full text of the Amended Director Plan, a copy of which is attached as Appendix C. All share amounts in this summary and the Director Plan have been adjusted to reflect our 10:1 stock split on January 21, 2014.

Purpose

The purpose of the Amended Director Plan is to enable us to attract and retain outstanding individuals to serve as non-employee directors and to further align the interests of non-employee directors with the interests of the our stockholders.

Eligible Participants

Each director of Mastercard who is not a current employee of Mastercard or any of its subsidiaries (a "Director") is eligible to receive an Award under the Amended Director Plan. As of December 31, 2020, 13 non-employee directors were eligible to participate in the Amended Director Plan.

Administration

The Amended Director Plan will be administered by the HRCC. The HRCC has the authority to interpret and administer the Amended Director Plan, including determining the nature, amount and other terms of Awards, subject to ratification of the material terms of Awards by the Board and the other constraints of the Amended Director Plan. The HRCC may delegate its responsibilities and duties under the Amended Director Plan.

Share Reserve

The total number of shares of our Class A common stock authorized for Awards under the Amended Director Plan is 1,000,000 Shares, which is the number of Shares approved by our stockholders at our 2006 annual meeting of stockholders, as adjusted to reflect our 10:1 stock split on January 21, 2014. We are not seeking an increase in the number of authorized shares under the Amended Director Plan.

Shares subject to an Award that is forfeited, terminates, expires, lapses without issuance of Shares, including by cash settlement, or is converted to an award over shares of another entity in connection with a recapitalization, reorganization, merger, consolidation, split-up, spin-off combination, exchange of shares or other similar event, and shares that are retained, or not issued in connection with the settlement or exercise of an Award, including by satisfaction of any tax liability or tax withholding obligation, will become available for distribution pursuant to further Awards under the Amended Director Plan.

As of December 31, 2020, of the 1,000,000 Shares reserved for issuance under the Amended Director Plan, 613,967 Shares had been issued, 39,411 Shares were subject to outstanding Awards and 346,622 Shares remained available for future grant. As of April 1, 2021, the closing sales price of our Class A common stock on the NYSE was $363.30 per share.

Awards

The Amended Director Plan authorizes an annual grant of fully vested DSUs payable in Shares at specified dates in the future, unless the HRCC chooses to grant an Award other than DSUs (an "Alternative Award"). Such Award will be granted on the date of our annual meeting of stockholders in each year for so long as the Amended Director Plan remains in effect to each Director who is elected at such Annual Meeting or whose term of office will continue after the date of the Annual Meeting. The number of DSUs to be granted to each

Director will be determined by the HRCC, provided that each Director other than the Board Chair must receive the same number of DSUs. Any Director who joins the Board at a time other than an annual meeting of stockholders may be awarded a pro-rated number of DSUs by the HRCC which corresponds with the time period of service beginning when the Director joins the Board until the next annual meeting. In lieu of all or part of an Award, the HRCC may grant an Alternative Award, as long as such form of award is provided for in our LTIP or a successor plan thereto. The HRCC may make Alternative Awards a mandated or elective form of grant, as long as any such elections by Directors are made in a manner compliant with Section 409A of the Internal Revenue Code.

Settlement of Awards

Unless otherwise determined by the HRCC in an Award agreement, DSUs will be settled in Shares on the fourth anniversary of the date of grant of the award, or if earlier, the date that is 60 days following the Director's termination of service as a Director. A Director may elect to defer settlement of the DSUs until a specified anniversary of the date of grant later than the fourth anniversary of such date of grant, or until the Director's termination of service as a Director, provided such election is made no later than December 31 of the year before the date of the annual meeting of stockholders on which the DSUs are granted. A Director may make a subsequent deferral election with respect to an Award to change the time of settlement to a subsequent anniversary of the date of grant of such Award that is not less than five years after the originally scheduled settlement date, provided that such election may not become effective until 12 months following the date of such election and must be made more than 12 months prior to the originally scheduled settlement date. Notwithstanding any deferral elections by a Director, all DSUs will generally be settled within 60 days of the Director's termination of service as a Director.

Dividend Equivalents

The HRCC has the authority to specify in the Award agreement that the Director will be entitled to receive current or deferred payments corresponding to the dividends payable on the Class A common stock underlying the Award.

Limit on Non-Employee Director Compensation

Notwithstanding any provision to the contrary in the Amended Director Plan or any of our policies, the sum of the grant date fair value of all Awards granted under the Amended Director Plan to a Director, together with cash compensation paid to such Director in the form of Board and committee retainer, meeting or similar fees, during any fiscal year of Mastercard may not exceed $1,000,000. For avoidance of doubt, compensation will count towards this limit for the fiscal year in which it was granted or earned, and not later when distributed, in the event it is deferred. This limit may not be increased without the approval of our stockholders.

Limited Transferability

Awards or Shares subject to an Award under the Amended Director Plan cannot be assigned or transferred except (1) by will, by the laws of descent and distribution, or pursuant to a beneficiary designation, (2) pursuant to a qualified domestic relations order, or (3) pursuant to a transfer to a family member that is expressly permitted by the HRCC.

Adjustments for Corporate Changes

In the event of a share dividend, share split, combination or exchange of shares, recapitalization, other change in the capital structure of the company, corporate separation or division of the company, reorganization, rights offering, partial or complete liquidation, or any other corporate transaction, appropriate adjustments will be made by the HRCC to the number, type, or class of Shares available for grant under the Amended Director Plan, the number, type, or class of Shares covered by outstanding Awards, or other characteristics or terms of the Awards as the HRCC deems necessary or appropriate to reflect equitably the effects of such changes. Any fractional shares resulting from such adjustment will be rounded down to the nearest whole share with appropriate payment for such fractional share.

Term, Amendment and Termination

The Amended Director Plan will expire on June 22, 2031. The Board may amend, alter, or discontinue the Director Plan; however, the Board may not make any amendment, alteration, or discontinuation that would impair an outstanding Award under the Amended Director Plan. Stockholder approval of an amendment to the Amended Director Plan will be required to the extent required by law or by applicable listing or exchange requirements. No amendment, alteration, or discontinuation of the Amended Director Plan will permit the Board to distribute Awards on the discontinuance of the Amended Director Plan if such distribution would result in taxation under Section 409A of the Internal Revenue Code.

Benefits under the Amended Director Plan

New Plan Benefits

If the Amended Director Plan is approved by our stockholders at the Annual Meeting, we expect to make a 2021 grant having a grant date dollar value of approximately $215,000 to each of our non-employee directors, in the form of DSUs or restricted stock, at the election of the Director. Grants of awards will be made annually to the Directors for so long as these individuals continue as non-employee directors, except that, in any year, the HRCC may choose to grant an alternative award under the Amended Director Plan and the HRCC has discretion as to the value of the award to be granted. For these reasons, and also due to the fact that the number of Directors who may serve on the Board in any future year could change, the aggregate amount of any future awards to be made under the Amended Director Plan is not presently determinable.

Prior Grants under the Director Plan

The following table shows, as of December 31, 2020, information regarding the Awards granted under the Director Plan since its inception in July 2006 among the persons and group identified below. No awards have been granted under the Director Plan to any of our executive officers or to an associate of a non-employee director or nominee, and no other person has been granted five percent or more of the total amount of Awards granted under the Director Plan. Amounts have been adjusted to reflect our 10:1 stock split on January 21, 2014.

Name and Position	Number of Shares
All current directors who are not executive officers (as a group)	179,644
Each Nominee for Election as a director:	
Richard Davis	2,528
Steven Freiberg	53,697
Julius Genachowski	10,057
Choon Phong Goh	2,793
Merit Janow	10,057
Oki Matsumoto	6,083
Youngme Moon	1,535
Rima Qureshi	20,077
Jose Reyes	35,677
Gabrielle Sulzberger	2,078
Jackson Tai	33,527
Lance Uggla	1,535

Federal Income Tax Treatment of Awards under the Amended LTIP

The following discussion of the United States federal income tax implications of Awards under the Amended Director Plan is based on the provisions of the Internal Revenue Code (and any relevant rulings and regulations issued under the Internal Revenue Code) as of the date of this proxy statement, which are subject to change at any time (possibly with retroactive effect). The tax law is technical and complex, and the discussion below represents only a general summary and, among other things, does not describe state, local or foreign tax consequences.

Generally, a director will not be taxed at the time the DSUs are granted, but will be subject to federal income tax when Common Stock is transferred on settlement of the DSUs. In the year a Director recognizes income with respect to the DSUs, the company will generally be entitled to claim a federal income tax deduction equal to the amount of ordinary income realized by the Director.

Section 409A
Section 409A of the Internal Revenue Code imposes certain requirements on non-qualified deferred compensation arrangements. We intend that Awards granted under the Amended Director Plan will either comply with or be exempt from Section 409A of the Internal Revenue Code and the regulations and guidance promulgated thereunder. Awards subject to Section 409A of the Internal Revenue Code, but not compliant with Section 409A, could result in accelerated taxation of the Awards and an additional 20 percent tax and interest charge to the Director. These potential penalties to the Director could reduce the value of the grants subject to Section 409A of the Internal Revenue Code and adversely affect our ability to achieve the Amended Director Plan's purpose.

09

Approval of amendments to the Certificate of Incorporation

Stockholders are asked to approve amendments to our Certificate of Incorporation to remove all stockholder supermajority voting requirements.

Proposal 6: Approval of amendments to the Certificate of Incorporation to remove supermajority voting requirements



The Board unanimously recommends that stockholders vote FOR the approval of the amendments to the company's Certificate of Incorporation to remove supermajority voting requirements.

General

Under our current governing documents, nearly all matters submitted to a vote of stockholders can be adopted by the vote of a majority of outstanding shares. However, our current amended and restated certificate of incorporation (the "Charter") provides that the affirmative vote of the holders of at least 80% of the voting power of our common stock, voting together as a single class ("80% Level"), is required to alter, amend or repeal any provision of our by-laws.

In addition, because our Charter is silent with respect to business combinations, we are subject to a default provision under Section 203 of the Delaware General Corporation Law (the "DGCL"), which relates to stockholder approval of business combinations that require more than a majority of the voting power to approve. In particular, Section 203(a)(3) of the DGCL, which relates to interested stockholder business combinations, includes the following provision: "At or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66⅔% of the outstanding voting stock that is not owned by the interested stockholder" (the "66⅔% Level").

Reasons for the proposed amendments

After a review of evolving corporate governance practices, and consistent with its strong commitment to the careful consideration of stockholder views, our Board has determined that it is in the best interests of the company and its stockholders to amend and restate the Charter to remove the supermajority voting requirements described above. However, the Board cannot unilaterally adopt the proposal because a stockholder vote is necessary under Delaware law.

Accordingly, the Board unanimously recommends that stockholders approve the proposed amendment and restatement of the Charter.

The Board has also unanimously adopted a resolution to amend the by-laws to eliminate the supermajority voting requirements in Article VIII of the by-

laws in conformity with the proposed amendment to the Charter, contingent upon stockholder approval of such amendments.

Specific proposed amendments

The proposed amended version of Section 5.1 of the Charter reduces the vote required to alter, amend or repeal any provision of our by-laws or to adopt any provision inconsistent with the by-laws from the current 80% Level to at least a majority of the voting power of all of the then outstanding shares of stock of Mastercard entitled to vote generally in the election of directors, voting together as a single class.

In addition, the Board proposes to amend the Charter by adding Sections 11.1, 11.2, 11.3 and 11.4, which relate to the approval of business combinations with interested shareholders. These provisions substantially mirror those of Section 203 under the DGCL, except it reduces - from the current 66⅔% Level to a majority level - the vote required for interested stockholder business combinations.

We encourage stockholders to review the full text of the proposed amendments in Appendix D.

The general description of the Charter and the proposed amendments set forth herein are qualified in their entirety by reference to the text of Appendix D.

The Board has also voted to amend Article VIII of our by-laws to conform to the voting standard proposed under Section 5.1 of the amended Charter, contingent upon stockholder approval of the amendment of such Section 5.1. If our stockholders approve the amendment to Section 5.1 of the Charter, Article VIII of the by-laws would be similarly amended and restated to require the affirmative vote of the holders of at least a majority, as opposed to 80%, of voting power of all shares of the company entitled to vote generally in the election of directors, voting together as a single class, in order for the stockholders to make, alter, change, amend, add to or repeal the by-laws or to adopt any provision inconsistent therewith.

Votes Required for Approval

Under the currently effective standards under our Charter, the approval of the holders of not less than 80% of the total voting power of all outstanding shares of our voting stock is required to approve the proposed amendments to the Charter.

If the proposed amendments are approved by the stockholders, we anticipate filing an amended and restated certificate of incorporation with the Delaware Secretary of State as soon as practicable following stockholder approval, and the amended and restated certificate of incorporation will become effective only upon such filing.

If the proposed amendments to eliminate the supermajority voting provisions are not approved by the stockholders, the provisions will continue to remain in existence: That is, the by-laws can only be amended with the approval of 80% of the outstanding shares, and Mastercard will remain subject to DGCL Section 203 such that certain interested stockholder business combinations will continue to require the approval of 66⅔% of the outstanding shares.

Stock ownership information

10

Information about the beneficial ownership of our voting securities by directors, management and certain beneficial owners is provided in the tables in this section.

Security ownership of certain beneficial owners

Below is information regarding the beneficial ownership of our voting securities by each person known to us to beneficially own more than 5% of any class of our voting securities as of April 23, 2021:

Name and address of beneficial owner	Shares of Class A common stock beneficially owned	Percent of total outstanding Class A common stock beneficially owned
Mastercard Foundation[1] 250 Yonge Street, Suite 2400 Toronto, Ontario M5B 2L7	107,981,847	11.0%
The Vanguard Group, Inc.[2] 100 Vanguard Blvd. Malvern, PA 19355	70,492,830	7.1%
BlackRock, Inc.[3] 55 East 52nd Street New York, NY 10055	67,555,798	6.8%

[1]   Number of shares is based on information in the Form 4 filed by Mastercard Foundation on February 16, 2021. Based on a Schedule 13G filed with the SEC on February 16, 2021, Mastercard Foundation has sole voting and dispositive power with respect to the shares of Class A common stock.

[2]   Based on a Schedule 13G/A filed with the SEC on February 10, 2021, The Vanguard Group, Inc. has sole dispositive power with respect to 66,553,758 shares of Class A common stock, shared dispositive power with respect to 3,939,072 shares of Class A common stock and shared voting power with respect to 1,530,759 shares of Class A common stock.

[3]   Based on a Schedule 13G/A filed with the SEC on February 5, 2021, BlackRock, Inc. has sole dispositive power with respect to 67,555,798 shares and sole voting power with respect to 57,826,504 shares of Class A common stock.

Security ownership of directors and management

The following table shows, as of April 23, 2021, all shares of Class A common stock beneficially owned by each director, each named executive officer, and all directors and executive officers as a group. Such shares consist of:

- the number of shares of Class A common stock directly or indirectly owned
- any shares of Class A common stock that could have been acquired through the exercise of options to purchase shares of Class A common stock exercisable within 60 days of that date
- any other stock awards that would vest (or have restrictions removed) within 60 days of that date, including restricted stock units, DSUs and restricted stock

Unless otherwise indicated, each of the named individuals and each member of the group have sole voting power and sole investment power with respect to the shares beneficially owned. The number of shares beneficially owned, as that term is defined by Rule 13d-3 under the Exchange Act, by all directors and executive officers as a group as of April 23, 2021 and each director and named executive officer individually is less than 1% of the outstanding shares of Class A common stock. No director or executive officer beneficially owns, either directly or indirectly, any shares of Class B common stock.

Name	Shares of Class A common stock directly and indirectly owned (a)	Shares of Class A common stock obtainable within 60 days (b)[1]	Total shares of Class A common stock beneficially owned (shown in columns (a) and (b)) (c)
Ajay Banga	387,458[2]	1,414,872	1,802,330[2]
Richard K. Davis	4,210	2,528	6,738
Steven J. Freiberg	8,384[3]	6,083	14,467[3]
Julius Genachowski	1,971[4,5]	6,083	8,054[4,5]
Choon Phong Goh	—	2,793	2,793
Merit E. Janow	6,021	4,036	10,057
Oki Matsumoto	1,692	4,036	5,728
Michael Miebach	23,913[5]	85,705	109,618[5]
Youngme Moon	—	1,535	1,535
Rima Qureshi	12,181	6,083	18,264
José Octavio Reyes Lagunes	23,523[6]	7,226	30,749[6]
Gabrielle Sulzberger	250	2,078	2,328
Jackson Tai	29,491	4,036	33,527
Lance Uggla	4,863	1,535	6,398
Sachin Mehra	8,030[5]	55,014	63,044[5]
Tim Murphy	31,565[5,7]	38,096	69,661[5]
Craig Vosburg	36,375[5]	136,371	172,746[5]
All directors and executive officers as a group (28 persons)	927,344[2,3,4,5,6,7,8,9]	2,363,079	3,290,423[1,2,3,4,6,7,8,9]

[1] Includes shares of Class A common stock underlying stock options exercisable, restricted stock units vesting, deferred stock units receivable and restricted stock with restrictions removable within 60 days of April 23, 2021. For non-employee directors, also includes DSUs and restricted stock that will be settled or have restrictions removed, as applicable, within 60 days of termination of service as a director.

[2] Includes 59,722 shares held in a grantor retained annuity trust and 53,629 shares held in an irrevocable trust. Mr. Banga is the trustee and has sole voting and investment power with respect to these shares. Also includes 15,000 shares held in a trust by Mr. Banga's spouse. Mr. Banga's spouse is the trustee and has sole voting and investment power with respect to these shares.

[3] Includes 8,384 shares held in a trust of which Mr. Freiberg is the trustee. Mr. Freiberg has sole voting and investment power with respect to these shares.

[4] Includes 1,971 shares held in a trust of which Mr. Genachowski is the trustee. Mr. Genachowski has sole voting and investment power with respect to these shares.

[5] Fractional shares have been rounded up to the nearest whole share.

[6] Includes 23,523 shares held in a trust of which Mr. Reyes is the trustee. Mr. Reyes has sole voting and investment power with respect to these shares.

[7] Includes 2,000 shares held by Mr. Murphy's dependent children.

[8] Includes 59,928 shares held in a family-owned company controlled by an executive officer. Such executive officer has sole voting and investment power with respect to these shares.

[9] Includes 116,658 shares held in a company controlled by an executive officer. Such executive officer has sole voting power and investment power with respect to these shares.

11

About the Annual Meeting and voting

This section, organized in a Q&A format, is designed to provide stockholders with answers to general questions about our Annual Meeting.

Why am I receiving these proxy materials?

You are receiving this proxy statement and additional proxy materials in connection with the Board's solicitation of proxies to be voted at the virtual Annual Meeting or at any adjournment or postponement of it.

How is Mastercard distributing proxy materials?

Under SEC rules, we are furnishing our proxy materials online. On or about April 29, 2021, we expect to start mailing to our Class A common stockholders (other than those who previously requested electronic or paper delivery) a Notice of Internet Availability of Proxy Materials (Notice), which explains how to access the proxy materials online and to make the materials available on www.proxyvote.com. If you receive a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice tells you how to access and review the proxy materials online. The Notice also tells you how to submit your proxy via the Internet. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, follow the instructions in the Notice explaining how to request printed materials on a one-time or ongoing basis. We encourage stockholders to take advantage of the availability of the proxy materials on the Internet as we believe electronic delivery will allow you to receive your materials faster and also will lower costs and reduce the environmental impact of our Annual Meeting by reducing the printing and mailing of full sets of materials.

Our proxy materials include this proxy statement and the 2020 Form 10-K.

Copies of the 2020 Form 10-K and our other periodic filings also are available in the "Investor Relations" section of our website (https://investor.mastercard.com/investor-relations/default.aspx) under "Financials & SEC Filings." The information included in our website is not incorporated herein by reference.

A copy of the proxy materials, including the 2020 Form 10-K, will be furnished to you free of charge upon request to our Corporate Secretary or to our proxy solicitor at, respectively:

Mastercard Incorporated
Office of the Corporate Secretary
2000 Purchase Street
Purchase, NY 10577

Attention: Janet McGinness
corporate.secretary@mastercard.com
Telephone: 914.249.2000

or Morrow Sodali LLC
470 West Avenue
Stamford, CT 06902
Telephone:
203.658.9400

Who is entitled to vote at the virtual Annual Meeting?

We have two classes of stock outstanding: Class A common stock and Class B common stock. Our publicly traded Class A common stock is our only class of voting stock. Our Class A stockholders are the only stockholders entitled to notice of, and to vote on, proposals at the virtual Annual Meeting or any adjournment or postponement of the meeting. As of April 23, 2021, 982,966,898 shares of Class A common stock were outstanding.

Class A stockholders of record on the Record Date are entitled to vote their shares at the virtual Annual Meeting or any adjournment or postponement of it. Each share of Class A common stock is entitled to one vote per share on all matters on which stockholders are entitled to vote. The Record Date is established by the Board as required by Delaware law and our by-laws.

Class B common stock is a non-voting class held only by certain of our customers and was distributed in connection with our initial public offering. Except as may be required by Delaware law, holders of Class B common stock have no voting power and may not vote on the proposals in this proxy statement. This structure ensures that our customers, who are restricted from holding shares of Class A common stock, do not have a vote at the Annual Meeting. Class B shares account for less than 1% of our total outstanding equity as of April 23, 2021.

A list of stockholders of record as of the Record Date can be reviewed by any stockholder or stockholder's attorney or agent for purposes germane to the meeting during normal business hours 10 days prior to the Annual Meeting at the offices of Mastercard's Corporate Secretary at 2000 Purchase Street, Purchase, New York, and also will be available for review at the virtual Annual Meeting at www.virtualshareholdermeeting.com/MA2021.

What matters will be voted on at the virtual Annual Meeting?

The following matters are scheduled for vote by Class A stockholders at the virtual Annual Meeting:

1. Election of 14 directors

2. Advisory approval of Mastercard's executive compensation

3. Ratification of the appointment of PwC as the independent registered public accounting firm for Mastercard for 2021

4. Approval of our Amended and Restated Long Term Incentive Plan

5. Approval of our Amended and Restated Non-Employee Director Equity Compensation Plan

6. Approval of Amendments to our Certificate of Incorporation to remove supermajority voting provisions

Action on any other business which may properly come before the Annual Meeting or any adjournment or postponement of the Annual Meeting

What is the quorum requirement for the Annual Meeting?

The presence in person or by proxy at the Annual Meeting of the holders of a majority of the outstanding shares of Class A common stock entitled to vote as of the Record Date on any of the proposals to be voted upon at the Annual Meeting will constitute a quorum.

What is the difference between holding shares as a registered stockholder and holding shares in street name?

If your shares of common stock are owned directly in your name with our transfer agent, EQ Shareowner Services, you are considered a registered holder of those shares.

If your shares of common stock are held by a broker, bank or other nominee, you hold those shares in street name. Your broker, bank or other nominee will vote your shares as you direct.

If I hold shares in street name, does my broker need instructions to vote my shares?

Under the rules of the NYSE, if you hold shares of common stock in street name and do not give specific voting instructions to your broker, bank or other nominee, generally your nominee will have discretion to vote your shares on routine matters but will not have discretion to vote your shares on non-routine matters. When the broker, bank or other nominee is unable to vote on a proposal because the proposal is not routine and you do not provide any voting instructions, a broker non-vote occurs, and, as a result, your shares will not be voted on these proposals.

On the following non-routine proposals, your broker, bank or other nominee will not be able to vote without instruction from you (resulting in a broker non-vote):

- Proposal 1 — Election of directors
- Proposal 2 — Advisory approval of our executive compensation
- Proposal 4 — Approval of our Amended and Restated Long Term Incentive Plan
- Proposal 5 — Approval of our Amended and Restated Non-Employee Director Equity Compensation Plan
- Proposal 6 — Approval of amendments to our Certificate of Incorporation to remove supermajority voting provisions

On the following routine proposal, your broker, bank or other nominee may vote in its discretion without instruction from you:

- Proposal 3 — Ratification of the appointment of PwC as our independent registered public accounting firm for 2021

What are my voting choices for each matter, and how does the Board recommend I vote?

Proposal	Voting choices	Board recommendation
✓ Election of the 14 nominees named in this proxy statement to serve as directors	With respect to each director nominee: For Against Abstain	For election of all 14 director nominees
✓ Advisory approval of Mastercard's executive compensation	For Against Abstain	For
✓ Ratification of the appointment of PwC as our independent registered public accounting firm for 2021	For Against Abstain	For
✓ Approval of our Amended and Restated Long Term Incentive Plan	For Against Abstain	For
✓ Approval of our Amended and Restated Non-Employee Director Equity Compensation Plan	For Against Abstain	For
✓ Approval of amendments to our Certificate of Incorporation to remove supermajority voting provisions	For Against Abstain	For

The Board has received a contingent resignation from each of the 14 director nominees included in this proxy statement.

What vote is needed to elect directors?

Since the election is uncontested, each nominee who receives a greater number of FOR votes than AGAINST votes will be elected to serve as a director. Abstentions by stockholders and broker non-votes are not treated as votes cast and will have no effect on the outcome of this proposal.

The election of nominees is subject to the Board's "majority voting" policy. Generally under this policy:

- New director nominees who fail to receive a majority of votes cast in an uncontested election will not be elected.

- To be renominated to serve on the Board, incumbent directors must provide an irrevocable resignation to the Board that is effective only when: (1) the director does not receive a majority of the votes cast in an uncontested election and (2) the Board accepts the proffered resignation. If an incumbent director does not receive a majority of the votes cast in an uncontested election, the Board then would evaluate and act on the proffered resignation within 90 days of the election, taking into account the recommendation of the NCG.

- Any vacancies resulting from the Board's acceptance of a contingent resignation, or from the failure of a new director nominee to receive a majority of the votes cast in an uncontested election, may be filled by the Board or the Board may reduce its size.

- Plurality voting (by which directors receiving the greatest number of votes cast are elected) applies in the case of any contested elections.

What vote is required for the other matters to be voted upon at the virtual Annual Meeting to be adopted?

	Proposal	Voting requirements	Effect of abstentions	Effect of broker non-votes
2	Advisory approval of Mastercard's executive compensation	A majority of votes cast by Class A stockholders must be FOR the proposal	No effect on outcome	No effect on outcome
3	Ratification of the appointment of PwC as our independent registered public accounting firm for 2021	A majority of votes cast by Class A stockholders must be FOR the proposal (ratification not required by applicable laws)	No effect on outcome	Not applicable – brokers are permitted to vote on this matter without specific instruction from the beneficial owner
4	Approval of our Amended and Restated Long Term Incentive Plan	A majority of votes cast by Class A stockholders must be FOR the proposal	Count as against votes (under NYSE rules)	No effect on outcome
5	Approval of our Amended and Restated Non-Employee Director Equity Compensation Plan	A majority of votes cast by Class A stockholders must be FOR the proposal	Count as against votes (under NYSE rules)	No effect on outcome
6	Approval of amendments to our Certificate of Incorporation to remove supermajority voting provisions	Holders of at least 80% of the outstanding shares of Class A Common Stock must vote FOR the proposal	No effect on outcome	No effect on outcome

How do I vote my shares?

You can vote by calling the toll-free telephone number or by using the Internet as described in the instructions included on the Notice. If you receive a paper copy of the proxy materials, you may also vote your shares by completing, signing, dating and returning your proxy card or voting instruction form. Your vote will be cast in accordance with the instructions authorized by telephone or Internet or included on a properly signed and dated proxy card or voting instruction form, as applicable. We must receive your vote, either by telephone, Internet, proxy card or voting instruction form, by 11:59 p.m. (Eastern time) on June 21, 2021 for your vote to be counted. If you are a stockholder, you also can attend the virtual Annual Meeting and vote your shares. Be sure to read "What do I need to do if I would like to attend the virtual Annual Meeting?" on pg 133 if you are considering attending the virtual Annual Meeting.

If you do not vote by telephone or Internet, return a signed proxy card or voting instruction form, or attend the virtual Annual Meeting, and vote,

no vote will be cast on your behalf. Each of the Notice, proxy card and voting instruction form indicates on its face the number of shares of common stock registered in your name at the close of business on the Record Date, which number corresponds to the number of votes you will be entitled to cast at the meeting on each proposal. You can find further discussion of Class A common stock voting power in "Who is entitled to vote at the Annual Meeting?" on pg 127.

You are urged to follow the instructions on your Notice, proxy card or voting instruction form to indicate how your vote is to be cast. Under Section 212(c) of the Delaware General Corporation Law, stockholders may validly grant proxies over the Internet. Your Internet vote authorizes the proxies designated by Mastercard to vote your shares in the same manner as if you had returned a proxy card or voting instruction form. In order to vote over the Internet, follow the instructions included on your Notice.

What can I do if I change my mind after I vote my shares?

Any stockholder who authorizes its vote by telephone or by Internet or executes and returns a proxy card or voting instruction form may revoke the proxy by either:

- notifying in writing the Office of the Corporate Secretary of Mastercard Incorporated at 2000 Purchase Street, Purchase, NY 10577, Attention: Janet McGinness, by notice that is received no later than 11:59 p.m. (Eastern time) on June 21, 2021
- executing and returning a subsequent proxy that is received no later than 11:59 p.m. (Eastern time) on June 21, 2021
- subsequently authorizing the individuals designated by Mastercard to vote its interests by calling the toll-free telephone number or by using the Internet as described in the instructions included on its Notice before the close of voting at 11:59 p.m. (Eastern time) on June 21, 2021; or
- attending the virtual Annual Meeting using a valid control number and voting at the virtual Annual Meeting

Attending the virtual Annual Meeting will not revoke a proxy. You can find more information on voting your shares at the virtual Annual Meeting below under the subheading, "What do I need to do if I would like to attend the virtual Annual Meeting?" on pg 133.

How are my shares voted by the proxies designated by the company?

Unless contrary instructions are indicated on the proxy, all shares represented by valid proxies received (and not revoked before they are voted) will be voted as specified in the above Board recommendations.

With respect to director nominations, should any nominee be unable to serve, the persons designated as proxies reserve full discretion to vote for another person or the Board may reduce its size. If you specify a different choice on the proxy, your shares will be voted as specified by you.

Who bears the cost of soliciting votes for the Annual Meeting?

We will bear the costs of the solicitation of proxies, including the cost of preparing, printing and mailing the Notice, this proxy statement and related proxy materials. In addition to the solicitation of proxies by use of the mail, proxies may be solicited from stockholders by directors, officers, employees or agents of Mastercard in person or by telephone, facsimile or other appropriate means of communication. We have engaged Morrow Sodali LLC to solicit proxies on our behalf. The anticipated cost of Morrow Sodali LLC's services is estimated to be approximately $20,000 plus reimbursement of reasonable out-of-pocket expenses. No additional compensation, except for reimbursement of reasonable out-of-pocket expenses, will be paid to our directors, officers or employees in connection with the solicitation. Any questions or requests for assistance regarding this proxy statement and related proxy materials may be directed to Mastercard's Corporate Secretary or Morrow Sodali using the contact information on pg 127.

What is "householding"?

The SEC has adopted rules that allow a company to deliver a single Notice or set of proxy materials to an address shared by two or more of its stockholders. This method of delivery, known as "householding," permits us to realize significant cost savings and reduces the amount of duplicate information stockholders receive. We are sending only one Notice to stockholders sharing a single address (or, if requested, one set of proxy materials to that address) unless we have received contrary instructions from a stockholder at that address. Any stockholders who object to, or wish to begin, householding may notify our Corporate Secretary orally or in writing at the above telephone number or address. We will deliver promptly an individual copy of the Notice and, if requested, proxy materials to any stockholder who revokes consent to householding.

Who counts the votes?

Morrow Sodali LLC will act as inspector of elections and will certify the voting results.

How do I find out the voting results?

We will disclose the final voting results in a Current Report on a Form 8-K to be filed with the SEC on or before June 28, 2021. The Form 8-K will be available in the "Investor Relations" section of our website (https://investor.mastercard.com/investor-relations/default.aspx) under "Financials & SEC Filings" and on the SEC's website at www.sec.gov.

What do I need to do if I would like to attend the virtual Annual Meeting?

Stockholders will be able to attend the Annual Meeting online, vote their shares electronically and submit questions online during the meeting by logging in to www.virtualshareholdermeeting.com/MA2021 using the unique 16-digit control number included in their Notice of Internet Availability of the proxy materials, proxy or voting instruction card, email or on any additional instructions accompanying these proxy materials. Stockholders also may submit questions in advance of the meeting by entering their control number and submitting a question under the "Questions for Management" tab at proxyvote.com.

At the virtual Annual Meeting you may vote your shares by clicking on the vote button during the time the polls are open for voting. Those without a control number may attend as guests of the meeting but will not have the option to vote their shares, ask questions or otherwise participate in the virtual Annual Meeting. Stockholders are encouraged to check-in to the webcast up to 15 minutes before the virtual Annual Meeting's start time at virtualshareholdermeeting.com/MA2021.

Please note that documents on our corporate website are not incorporated by reference

What if I have a disability?

Mastercard provides reasonable accommodations to individuals with a disability who request assistance in order to participate in the virtual Annual Meeting. We ask that requests for assistance be made on or before June 11, 2021 (11 days before the Annual Meeting), if possible. Please direct your requests to the Office of the Corporate Secretary as follows:



By **email** to corporate.secretary@mastercard.com

By **telephone** 914.249.2000



By **mail** to Mastercard Incorporated, Office of the Corporate Secretary, 2000 Purchase Street, Purchase, NY 10577, Attention: Janet McGinness

Other matters

Management does not know of any business to be transacted at the Annual Meeting other than those described in this proxy statement. **Should any such matter properly come before the Annual Meeting for a vote, the persons designated as proxies will vote in accordance with their best judgment**.

12

Submission of 2022 proposals and nominations

Deadlines for submitting proposals for inclusion in our proxy statement for our 2022 annual meeting of stockholders, director nominations and other proposals to be considered at the 2022 annual meeting are provided in this section.

Proposals for inclusion in the proxy statement for the 2022 annual meeting

If a stockholder intends to submit a proposal for inclusion in our proxy statement for our 2022 annual meeting of stockholders in accordance with Rule 14a-8 under the Exchange Act, the proposal must be received by our Corporate Secretary no later than December 30, 2021.

Director nominations for inclusion in the proxy statement for the 2022 annual meeting (proxy access)

Our by-laws permit a stockholder, or a group of up to 20 stockholders, owning 3% or more of the company's outstanding Class A common stock for at least three years to submit director nominees for up to 20% of the Board for inclusion in our proxy statement if the stockholder(s) and the nominee(s) meet the requirements in our by-laws. Notice of director nominations submitted under these proxy access by-law provisions must be received no earlier than November 30, 2021 and no later than December 30, 2021 for inclusion in the 2022 proxy statement.

Other proposals or director nominations to be presented at the 2022 annual meeting

Our by-laws also provide for an advance notice procedure for director nominations and stockholder proposals that are not submitted for inclusion in the proxy statement but that a stockholder instead wishes to present at an annual meeting. To be timely, a notice of director nominations or other matters a stockholder wishes to present at the 2022 annual meeting must be received by our Corporate Secretary between February 22, 2022 and March 24, 2022 and must comply with the additional requirements of our by-laws.

You can find more information about proxy access and our advance notice procedure for director nominations in our by-laws posted on our website at https://investor.mastercard.com/corporate-governance/corporate-documents/default.aspx.

Appendices

13

Appendix A:
Non-GAAP financial information

In this proxy statement, we disclose non-GAAP financial measures for net income and diluted earnings per share, which exclude the impact of special items, where applicable, which represent litigation judgments and settlements and certain one-time items, as well as the related tax impacts (Special Items). Our non-GAAP financial measures also exclude the impact of gains and losses on our equity investments, which primarily includes mark-to-market fair value adjustments, impairments, and gains and losses upon disposition and the related tax impacts. Our non-GAAP financial measures for the comparable periods exclude the impact of the following:

Gains and losses on equity investments
- During 2020 and 2019, we recorded net gains of $30 million ($15 million after tax, or $0.01 per diluted share) and $167 million ($124 million after tax, or $0.12 per diluted share), respectively. The net gains were primarily related to unrealized fair market value adjustments on marketable and non-marketable equity securities.

Special Items

Litigation provisions

- During 2020, we recorded pre-tax charges of $73 million ($67 million after tax, or $0.07 per diluted share) related to litigation provisions that included pre-tax charges of:
  - $45 million related to an ongoing confidential legal matter associated with our prepaid cards in the U.K. and
  - $28 million related to estimated attorneys' fees and litigation settlements with U.K. and Pan-European merchants.

Tax act

- During 2019, we recorded a $57 million net tax benefit ($0.06 per diluted share), which included a $30 million benefit related to a reduction to the 2017 one-time deemed repatriation tax on accumulated foreign earnings resulting from final tax regulations issued in 2019 and a $27 million benefit related to additional foreign tax credits that can be carried back under transition rules.

We excluded these items because management evaluates the underlying operations and performance of the company separately from these recurring and nonrecurring items.

We believe that the non-GAAP financial measures presented facilitate an understanding of our operating performance and provide a meaningful comparison of our results between periods. We use non-GAAP financial measures to, among other things, evaluate our ongoing operations in relation to historical results, for internal planning and forecasting purposes, and in the calculation of performance-based compensation.

In addition, we present growth rates adjusted for the impact of currency, which is a non-GAAP financial measure. Currency-neutral growth rates are calculated by remeasuring the prior period's results using the current period's exchange rates for both the translational and transactional impacts on operating results. The impact of currency translation represents the effect of translating operating results where the functional currency is different from our U.S. dollar reporting currency. The impact of the transactional currency represents the effect of converting revenue and expenses occurring in a currency other than the functional currency. We believe the presentation of currency-neutral growth rates provides relevant information to facilitate an understanding of our operating results.

Net revenue, net income and diluted earnings per share adjusted for the impact of gains and losses on our equity investments, Special Items and/or the impact of currency are non-GAAP financial measures and should not be relied upon as substitutes for measures calculated in accordance with GAAP.

Non-GAAP reconciliations

($ in millions, except per share data)

	Year ended December 31, 2020		
	Net revenue	Net income	Diluted earnings per share
Reported – GAAP	$15,301	$6,411	$6.37
(Gains) losses on equity investments	**	(15)	(0.01)
Litigation provisions	**	67	0.07
Non-GAAP	$15,301	$6,463	$6.43

	Year ended December 31, 2019		
	Net revenue	Net income	Diluted earnings per share
Reported – GAAP	$16,883	$8,118	$7.94
Litigation provisions	**	(124)	(0.12)
Tax act	**	(57)	(0.06)
Non-GAAP	$16,883	$7,937	$7.77

	Year ended December 31, 2020 as compared to the year ended December 31, 2019		
	Increase/(Decrease)		
	Net revenue	Net income	Diluted earnings per share
Reported – GAAP	(9)%	(21)%	(20)%
(Gains) losses on equity investments[1]	**	1%	1%
Tax act	**	1%	1%
Litigation provisions	**	1%	1%
Non-GAAP	(9)%	(19)%	(17)%
Currency impact[2]	1%	1%	1%
Non-GAAP – currency-neutral	(8)%	(17)%	(16)%

Note: Figures may not sum due to rounding.

** Not applicable

[1] Represents the currency translational and transactional impact.

Appendix B:
2006 Long Term Incentive Plan

Amended and Restated Effective June 22, 2021

TABLE OF CONTENTS

ARTICLE I

ESTABLISHMENT AND PURPOSE

1.1 Establishment.

The Mastercard Incorporated 2006 Long Term Incentive Plan, as amended ("Plan") was established by Mastercard Incorporated (the "Company"), effective as of its approval by the Company's stockholders on November 28, 2005 (the "Effective Date"). The Plan, as amended and restated to increase the number of shares that may be issued under the Plan and to extend the term of the Plan, and to make other clarifying changes, was approved by the Company's Board on April 5, 2007, effective upon approval of the amended and restated plan by stockholders. The Plan, as amended and restated to extend the term of the Plan and make other clarifying changes, was approved by the Human Resources and Compensation Committee of the Company's Board of Directors on April 2, 2012, effective upon approval of the amended and restated plan by stockholders on June 5, 2012. The Plan, as further amended and restated, including to extend the term of the Plan and to effectuate the Share Reserve Reduction, was approved by the Company's Board of Directors on April 12, 2021, effective upon approval of the amended and restated plan by stockholders on June 22, 2021 (the "2021 Amendment Date").

1.2 Purposes.

The purpose of the Plan is to foster and promote the long-term financial success of the Company and materially increase stockholder value by motivating performance through incentive compensation. The Plan also is intended to encourage Participant ownership in the Company, attract and retain talent, and enable Participants to participate in the long-term growth and financial success of the Company.

ARTICLE II

DEFINITIONS

For purposes of the Plan, the following terms are defined as set forth below:

2.1 "Affiliated Employer" means all persons with whom the Company would be considered a single employer under Section 414(b) or Section 414(c) of the Code, except that, for purposes of determining whether there is a controlled group or common control the language "at least 50 percent" is used instead of "at least 80 percent" or, where legitimate business criteria exist, the language "at least 20 percent" may be used instead of "at least 80 percent."

2.2 "Agreement" or "Award Agreement" means any agreement entered into pursuant to the Plan by which an Award is granted to a Participant.

2.3 "Award" means any Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Unit, or Other Stock-Based Award granted to a Participant under the Plan. Awards shall be subject to the terms and conditions of the Plan and shall be evidenced by an Agreement containing such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall deem desirable.

2.4 "Board of Directors" or "Board" means the Board of Directors of the Company.

2.5 "Cause" means, unless otherwise specifically provided in any applicable Award Agreement or in any other written agreement entered into between the Company and a Participant, (1) the willful failure by the Participant to perform his or her duties or responsibilities (other than due to Disability), (2) the Participant's engaging in serious misconduct that is injurious to the Company or an Affiliated Employer including, but not limited to, damage to its reputation or standing in its industry; (3) the Participant's having been convicted of, or entered a plea of guilty or nolo contendere to, a crime that constitutes a felony, or a crime that constitutes a misdemeanor involving moral turpitude, (4) the material breach by the Participant of any written covenant or agreement with the Company or an Affiliated Employer not to disclose any information pertaining to the Company and/or its Affiliated Employers, or (5) the breach by the Participant of the Company's Code of Conduct, or any material provision of the following Company policies: non-discrimination, substance abuse, workplace violence, nepotism, travel and entertainment, corporation information security, antitrust/competition law, anti-corruption, enterprise risk management, accounting, contracts, purchasing, communications, investor relations, immigration, privacy, insider trading, financial process and reporting procedures, financial approval authority, whistleblower and similar policies, whether currently in effect or later adopted.

2.6 "Change in Control" means the occurrence of any of the following events:

(1) The acquisition by any individual entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of equity securities of the Company representing more than 30 percent of the voting power of the then outstanding equity securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"), provided, however, that for purposes of this subsection (1) the following acquisitions shall not constitute a Change of Control: (A) any acquisition by the Company, (B) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, and (C) an acquisition pursuant to a transaction which complies with clauses (A), (B), and (C) of subsection (3); or

(2) A change in the composition of the Board as of the Effective Date (the "Incumbent Board") that causes less than a majority of the directors of the Company then in office to be members of the Incumbent Board, provided, however, that any individual becoming a director subsequent to the Effective Date, whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

(3) Consummation of a reorganization, merger, or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the purchase of assets or stock of another entity (a "Business Combination"), in each case, unless immediately following such Business Combination, (A) all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Voting Securities immediately prior to such Business Combination will beneficially own, directly or indirectly, more than 50 percent of the then outstanding combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors (or equivalent governing body, if applicable) of the entity resulting from such Business Combination (including, without limitation, an entity which as a result of such transaction owns the Company or all of substantially all of

the Company's assets directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Voting Securities, (B) no person (excluding any employee benefit plan (or related trust) of the Company or such entity resulting from such Business Combination) will beneficially own, directly or indirectly, more than a majority of the combined voting power of the then outstanding voting securities of such entity except to the extent that such ownership of the Company existed prior to the Business Combination, and (C) at least a majority of the members of the board of directors (or equivalent governing body, if applicable) of the entity resulting from such Business Combination will have been members of the Incumbent Board at the time of the initial agreement, or action of the Board, providing for such Business Combination; or

(4) Approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

To the extent required under Code Section 409A in order to make payment of an Award upon a Change in Control or upon Termination of Employment in connection with a Change in Control, the transaction or event described above in this Section 2.6 must qualify as a change in the ownership or effective control of the Company or as a change in the ownership of a substantial portion of the assets of the Company pursuant to Section 409A(a)(2)(A)(v) of the Code, and if it does not, then unless otherwise specified in the applicable Award Agreement, payment of such Award will be made on the Award's original payment schedule or, if earlier, upon the death of the Participant.

2.7 "Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor, along with related rules, regulations and interpretations.

2.8 "Commission" means the Securities and Exchange Commission or any successor thereto.

2.9 "Committee" means the Human Resources and Compensation Committee of the Board of Directors of the Company, or such other committee, or subcommittee of the Committee designated by the Board to administer the Plan, provided that the Committee shall be composed of not less than two directors each of whom is a Non-Employee Director and an independent director as required by the rules of the national securities exchange on which the Company's Common Shares are listed. Notwithstanding the foregoing, the mere fact that a Committee member shall fail to qualify under any of the foregoing requirements shall not invalidate any Award made by the Committee which Award is otherwise validly made under the Plan.

2.10 "Common Shares" means shares of the Company's Class A Common Shares, $0.0001 par value (as such par value may be amended from time to time), whether presently or hereafter issued, and any other stock or security resulting from adjustment thereof as described hereinafter, or the Common Shares of any successor to the Company which is designated for the purpose of the Plan.

2.11 "Company" means Mastercard Incorporated, and includes any successor or assignee corporation or corporations into which the Company may be merged, changed or consolidated; any corporation for whose securities the securities of the Company shall be exchanged; and any assignee of or successor to substantially all of the assets of the Company.

2.12 "Director" means a member of the Board.

2.13 "Disability" means disability in accordance with the Company's or an Affiliated Employer's long-term disability plan, as determined by the Committee.

2.14 "Effective Date" has the meaning set forth in Section 1.1 of the Plan.

2.15 "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder.

2.16 "Exercise Price" means the price at which the Common Shares may be purchased under an Option or may be obtained under a Stock Appreciation Right. In no event may the Exercise Price per share of Common Shares covered by an Option, or the Exercise Price of a Stock Appreciation Right, be reduced through "repricing," as defined in Section 15.1.

2.17 "Fair Market Value" means, as of any given date, the value of a Common Share determined as follows: (1) if the Common Shares are listed on a national securities exchange, the closing sales price for the Common Shares on the principal exchange on which the shares are traded for that date, or if there is no closing sales price for a Common Share on the date in question, the closing sales price for a Common Share on the last preceding date for which such quotation exists, all as reported by such source as the Committee may select; or (2) if the Common Shares are not listed on a national securities exchange, Fair Market Value shall be determined by the Committee in its good faith discretion.

2.18 "Good Reason"- to the extent provided for in an Award Agreement - shall mean the occurrence of one of the following events without the Participant's prior written consent: (1) assignment to a position for which the Participant is not qualified or a lesser position than the position held by the Participant (although duties may differ without giving rise to a termination by the Participant for Good Reason), (2) a material reduction in the Participant's annual base salary, except, in the case of a Participant whose employment agreement so provides, a ten (10) percent reduction in the aggregate over the term of such employment agreement shall not be treated as a material reduction; (3) the relocation of the Participant's principal place of employment to a location more than fifty (50) miles from the Participant's principal place of employment (unless such relocation does not increase the Participant's commute by more than twenty (20) miles), except for required travel on the Company's business to an extent substantially consistent with the Participant's business travel obligations as of such day; or (4) the failure by the Company to obtain an agreement from any successor to the Company to assume and agree to perform any employment agreement between Participant and the Company or any Affiliated Employer. The Participant is required to give notice to the Company of the occurrence of an event constituting Good Reason within sixty (60) days after such event occurs, failing which the Participant shall be deemed to have waived the Participant's rights regarding such event. The Company shall be provided a period of ninety (90) days after its receipt of notice from the Participant during which it may remedy the grounds for Good Reason given in the notice.

2.19 "Grant Date" means the date as of which an Award is determined to be effective and designated in a resolution by the Committee and is granted pursuant to the Plan. The Grant Date shall not be earlier than the date of the resolution and action thereon by the Committee.

2.20 "Incentive Stock Option" or "ISO" means any Option intended to be and designated as an "incentive stock option," which qualifies as an "incentive stock option" within the meaning of Section 422 of the Code.

2.21 "Non-Employee Director" shall have the meaning provided for in Rule 16b-3(b)(3) under the Exchange Act, 17 CFR §240.16b-3(b)(3), as amended.

2.22 "Non-Qualified Stock Option" or "NQSO" means an Option that is not an Incentive Stock Option or which is designated as an Incentive Stock Option but does not meet the applicable requirements of Section 422 of the Code.

2.24 "Option" means a right to purchase Common Shares granted to a Participant in accordance with Article VI. An Option may be either an ISO or NQSO.

2.25 "Option Period" means the period during which the Option shall be exercisable in accordance with an Agreement and Article VI.

2.26 "Other Stock-Based Award" means a right granted under Article XI.

2.27 "Participant" means a person who satisfies the eligibility conditions of Article V and to whom an Award has been granted by the Committee under the Plan.

2.28 "Performance Period" shall mean that period established by the Committee, during which any performance goals specified by the Committee with respect to such Awards are to be measured.

2.29 "Performance Unit" means a right granted under Article X.

2.30 "Plan" means the Mastercard Incorporated 2006 Long Term Incentive Plan, as herein set forth and as may be amended from time to time.

2.31 "Restricted Stock" means Common Shares granted to a Participant subject to terms and conditions, including a risk of forfeiture, established by the Committee pursuant to Article VIII of this Plan and evidenced by an Award Agreement.

2.32 "Restricted Stock Unit" means a right granted under Article IX.

2.33 "Restriction Period" means the period of time during which restrictions established by the Committee shall apply to an Award.

2.34 "Retirement" means Termination of Employment by a Participant occurring on or after the earliest of: (1) attaining age 65 while in service and completing two (2) years of service, (2) attaining age 60 while in service and completing five (5) years of service, and (3) attaining age 55 while in service and completing ten (10) years of service.

2.35 "Securities Act" means the Securities Act of 1933, as amended, and the regulations promulgated thereunder.

2.36 "Share Reserve Reduction" means the Board's decrease in the number of Common Shares available for future issuance under the Plan as of the 2021 Amendment Date, such that an aggregate of 25,000,000 Common Shares shall be reserved for the grant of Awards on or after the 2021 Amendment Date.

2.37 "Stock Appreciation Right" or "SAR" means a right granted under Article VII.

2.38 "Stock Option" means an Option.

2.39 "Termination of Employment" means a "separation from service" as defined in Code Section 409A(a)(2)(A)(i), except that a reduction in the level of services performed by a Participant to a level equal to 21 percent or less of the average level of services performed by the Participant during the immediately preceding 36 months (or such shorter period as the Participant shall have performed services for the Company or an Affiliated Company), shall be presumed to be a Termination of Employment. Notwithstanding the foregoing, in the case of an Award that is not subject to Section 409A of the Code, the Committee shall have discretion to treat the date a Participant ceases to provide services to the Company or an Affiliated Employer as a Termination of Employment.

In addition, certain other terms used herein have definitions given to them in the first place in which they are used.

ARTICLE III

ADMINISTRATION

3.1   Committee Authority.

The Plan shall be administered by the Committee. Subject to applicable law, the Company's certificate of incorporation and by-laws, and the terms of the Plan, and consistent with the Committee's Charter, the Committee shall have the discretionary authority:

(1) to determine eligibility and to select those persons to whom Awards may be granted from time to time, including to limit eligibility to persons who execute a non-competition and/or non-solicitation agreement pursuant to Section 12.1;

(2) to determine the nature, amount, terms and conditions of each Award granted hereunder, based on such factors as the Committee shall determine, including terms conditioning vesting, payment, or any other benefit under the Plan on execution and compliance with a non-competition and/or non-solicitation agreement pursuant to Section 12.1; provided that the Exercise Price of any Option or Stock Appreciation Right shall not be less than the Fair Market Value per share as of the Grant Date other than as permitted under Section 15.12;

(3) to determine whether, to what extent, and under what circumstances Awards may be settled in cash, Common Shares, or other property, either at the time of grant or thereafter,

(4) to modify, amend, or adjust the terms and conditions (including performance goals or criteria), at any time or from time to time, of any Award, subject to the limitations of Section 15.1;[2]

(5) to cancel, with the consent of the Participant or as otherwise provided in the Plan or an Agreement, outstanding Awards;

(6) to provide for the forms of Agreement to be utilized in connection with this Plan;

(7) to determine the permissible methods of Award exercise and payment within the terms and conditions of the Plan and the particular Agreement;

(8) to determine what legal requirements are applicable to the Plan, Awards, and the issuance of Common Shares, and to require of a Participant that appropriate action be taken with respect to such requirements;

(9) to establish any "blackout" period that the Committee in its sole discretion deems necessary or advisable;

(10) to determine the restrictions or limitations on the transfer of Common Shares;

(11) to supply any omission, reconcile any inconsistency in the Plan or any Award, determine whether any Award is to be adjusted, modified or purchased, or is to become fully exercisable, under the Plan or the terms of an Agreement;

(12) to adopt, amend and rescind such administrative rules, guidelines, and practices as, in its opinion, may be advisable in the administration of this Plan;

(13) to appoint and compensate agents, counsel, auditors or other specialists to aid it in the discharge of its duties; and

(14) to interpret this Plan and any instrument or agreement under the Plan, and undertake such actions and make such determinations and decisions as it deems necessary and advisable to administer the Plan intent.

The Committee shall have discretionary authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall, from time to time, deem advisable, to interpret the terms and provisions of the Plan and any Award issued under the Plan (and any Agreement) and to otherwise supervise the administration of the Plan. The Committee's policies and procedures may differ with respect to Awards granted at different times and may differ with respect to a Participant from time to time, or with respect to different Participants at the same or different times.

3.2   Delegation of Authority.

The Board or Committee may from time to time delegate to a committee of one or more Directors or one or more officers of the Company the authority to grant or amend Awards or to take other administrative actions pursuant to this Article III; provided, however, that in no event shall an officer of the Company be delegated the authority to grant Awards to, or amend Awards held by, the following individuals: (1) individuals who are subject to Section 16 of the Exchange Act, or (2) officers of the Company (or Directors) to whom authority to grant or amend Awards has been delegated hereunder; provided, further, that any delegation of administrative authority shall only be permitted to the extent it is consistent with applicable law. Any delegation hereunder shall be subject to the restrictions and limits that the Board or Committee specifies at the time of such delegation, and the Board or Committee, as applicable, may at any time rescind the authority so delegated or appoint a new delegate. At all times, the delegate appointed under this Section 3.2 shall serve in such capacity at the pleasure of the Board or the Committee, as applicable, and the Board or the Committee may abolish any committee at any time and re-vest in itself any previously delegated authority. To the extent that authority is delegated to any party pursuant to this Section 3.2, references to the Committee in the Plan or an Agreement shall include such party.

3.3   Committee Determinations and Decisions.

Any determination made by the Committee pursuant to the provisions of the Plan shall be made in its sole discretion, and in the case of any determination relating to an Award may be made at the time of the grant of the Award or, unless in contravention of any express term of the Plan or an Agreement, at any time thereafter. All decisions made by the Committee pursuant to the provisions of the Plan shall be final and binding on all persons, including the Company and Participants. Any determination shall not be subject to de novo review if challenged in court. Neither the Company nor any member of the Committee shall be liable for any action or determination made in good faith by the Committee with respect to the Plan or any Award thereunder.


ARTICLE IV

SHARES SUBJECT TO PLAN


4.1   Number of Shares.

Subject to the adjustment under Section 4.6 and the Share Reserve Reduction, the total number of Common Shares reserved and available for distribution pursuant to Awards under the Plan shall be 115,500,000 Class A Common Shares. Such shares may consist, in whole or in part, of authorized and unissued shares or treasury shares.

4.2   Release of Shares.

Subject to Section 4.1, the Committee shall have full authority to determine the number of Common Shares available for Awards. In its discretion the Committee may include as available for distribution, (1) Common Shares subject to any Award that have been previously forfeited; (2) Common Shares under an Award that otherwise terminates, expires, or lapses without issuance of Common Shares being made to a Participant; (3) Common Shares subject to any Award that settles in cash, (4) Common Shares subject to an Award that is converted to an award over shares of another entity in connection with a recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, exchange of shares or other similar event, or (5) Common Shares that are received, retained, or not issued by the Company in connection with the settlement or exercise of an Award, including the satisfaction of any tax liability or tax withholding obligation. Any Common Shares that are available immediately prior to the termination of

the Plan, or any Common Shares returned to the Company for any reason subsequent to the termination of the Plan, may be transferred to a successor plan.

4.3   Restrictions on Shares.

Common Shares issued upon exercise or settlement of an Award shall be subject to the terms and conditions specified herein and to such other terms, conditions and restrictions as the Committee in its discretion may determine or provide in the Award Agreement. The Company shall not be required to issue or deliver any certificates for Common Shares, cash or other property prior to (1) the completion of any registration or qualification of such shares under federal, state or other law, or any ruling or regulation of any government body which the Committee determines to be necessary or advisable; and (2) the satisfaction of any applicable withholding obligation. The Company may cause any certificate (or other representation of title) for any Common Shares to be delivered to be properly marked with a legend or other notation reflecting the limitations on transfer of such Common Shares as provided in this Plan or as the Committee may otherwise require. The Committee may require any person exercising or vesting in an Award to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of the Common Shares in compliance with applicable law or otherwise.

4.4   ISO Restriction.

Solely for purposes of determining whether shares are available for the issuance of ISOs, and notwithstanding anything in this Section to the contrary, the maximum aggregate number of shares that may be issued through ISOs under this Plan shall be 5,000,000. The terms of Section 4.2 shall apply equally for purposes of the number of shares available under this Section 4.4 for issuance through ISOs, except that no Common Shares may again be optioned, granted or awarded if such action would cause an ISO to fail to qualify as an incentive stock option under Section 422 of the Code.

4.5 Stockholder Rights.

No person shall have any rights of a stockholder as to Common Shares subject to an Award until, after proper transfer of the Common Shares subject to the Award or other action required, such shares shall have been recorded on the Company's official stockholder records as having been issued and transferred. Upon grant of Restricted Stock, or exercise of an Option or a SAR, or payment of any other Award or any portion thereof, the Company will have a reasonable period in which to issue and transfer the shares, and the Participant will not be treated as a stockholder for any purpose whatsoever prior to such issuance and transfer, except as otherwise provided in an Agreement. No adjustment shall be made for cash dividends or other rights for which the record date is prior to the date such shares are recorded as issued and transferred in the Company's official stockholder records, except as provided herein or in an Agreement.

4.6 Adjustment Provision.

(1) Adjustment. In the event of any Company share dividend, share split, combination or exchange of shares, recapitalization or other change in the capital structure of the Company, corporate separation or division of the Company (including, but not limited to, a split-up, spin-off, split-off or distribution to Company stockholders other than a normal cash dividend), reorganization, rights offering, a partial or complete liquidation, or any other corporate transaction, Company securities offering or event involving the Company and having an effect similar to any of the foregoing, then the Committee shall make appropriate adjustments or substitutions as described below in this Section. The adjustments or substitutions may relate to the number, type or class of Common Shares available for Awards under the Plan, the number, type or class of Common Shares covered by outstanding Awards, the ISO limit as set forth in Section 4.4, the individual award limitations as set forth in Section 15.5(1), the exercise price per share of outstanding Awards, and any other characteristics or terms of the Awards (including performance goals or criteria) as the Committee may deem necessary or appropriate to reflect equitably the effects of such changes to the Participants. Notwithstanding the foregoing, unless otherwise determined by the Committee, any fractional shares resulting from such adjustment shall be eliminated by rounding to the next lower whole number of shares with appropriate payment for such fractional share as shall reasonably be determined by the Committee.

(2) Section 409A. Any adjustments or substitutions made pursuant to Section 4.6(1) to Awards that are considered "deferred compensation" within the meaning of Section 409A of the Code shall be made in compliance with the requirements of Section 409A. Any adjustments or substitutions made pursuant to Section 4.6(1) to Awards that are not considered "deferred compensation" subject to Section 409A of the Code shall be made in such manner as to ensure that after such adjustment or substitution, the Awards either continue not to be subject to Section 409A of the Code or comply with the requirements of Section 409A of the Code.

ARTICLE V

ELIGIBILITY AND VESTING

5.1 Eligibility.

Any employee of the Company or an Affiliated Employer, and any individual covered by Section 15.12, shall be eligible to be designated, in the discretion of the Committee, a Participant of this Plan; provided, however, that for this purpose, the definition of "Affiliated Employer" in Section 2.1 of the Plan shall not include any entity in which the Company has less than a 50 percent ownership interest. The Committee may require that, in order to be eligible to be designated a Participant, an employee must execute, in a form prescribed by the Company, a non-competition and/or non-solicitation agreement. Only an employee of the Company, or any parent corporation or subsidiary of the Company (as such terms are defined in Section 424 of the Code) on the Grant Date shall be eligible to be granted an Incentive Stock Option.

5.2 Vesting.

No Award denominated in Common Shares granted under the Plan on or after the 2021 Amendment Date may vest in less than one (1) year from its Grant Date. Notwithstanding the foregoing, (1) Awards with respect to up to five percent (5%) of the available Common Shares authorized for issuance under the Plan as of the 2021 Amendment Date may vest (in full or in part) in less than one (1) year from their Grant Date; and (2) nothing in this Section 5.2 shall limit the Company's ability to grant Awards that contain rights to accelerated or continued vesting on a Termination of Employment or limit any rights to accelerated vesting in connection with a Change of Control or otherwise and shall not limit the adjustment provisions of Section 4.6(1). For avoidance of doubt, the minimum vesting provisions of this Section 5.2 shall not apply to substitute awards granted under Section 15.12.

ARTICLE VI

STOCK OPTIONS

6.1 General.

The Committee shall have authority to grant Options under the Plan at any time or from time to time. An Option shall entitle the Participant to receive Common Shares upon exercise of such Option, subject to the Participant's satisfaction in full of any conditions, restrictions or limitations imposed in accordance with the Plan or an Agreement (the terms and provisions of which may differ from other Agreements) including, without limitation, payment of the Option Price. The Committee may provide for grant or vesting of Options conditioned upon the performance of services, the achievement of performance goals, or the execution of, and/or compliance with, a non-competition or non-solicitation agreement, or any combination of the above. Options may be granted alone or in addition to other Awards granted under the Plan.

6.2 Grant.

The grant of an Option shall occur as of the Grant Date determined by the Committee provided that the Grant Date shall not be earlier than the date of the resolution and action thereon by the Committee. An Award of Options shall be evidenced by, and subject to the terms of, an Agreement. To the extent that any Option is not designated as an Incentive Stock Option or is so designated, but does not qualify as an Incentive Stock Option, it shall constitute a Non-Qualified Stock Option.

6.3 Required Terms and Conditions.

Options shall be subject to the following terms and conditions and to such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall deem desirable:

(1) Exercise Price. The Exercise Price per share for an Award shall not be less than the Fair Market Value per share as of the Grant Date. If an Option which is intended to qualify as an Incentive Stock Option is granted to an individual (a "10% Owner") who owns or who is deemed to own shares possessing more than ten percent (10%) of the combined voting power of all classes of shares of the Company, a corporation which is a parent corporation of the Company, or any subsidiary of the Company (each as defined in Section 424 of the Code), the Exercise Price per share shall not be less than one hundred ten percent (110%) of such Fair Market Value per share as of the Grant Date.

(2) Option Period. The Option Period fixed by the Committee for any Award shall be no longer than ten (10) years from the Option's Grant Date. In the case of an Incentive Stock Option granted to a 10% Owner, the Option Period shall not exceed five (5) years. No Option which is intended to be an Incentive Stock Option shall be granted more than ten (10) years from the date the Plan is adopted by the Company or the date the Plan is approved by the stockholders of the Company, whichever is earlier.

(3) <u>Exercisability</u>. Except as set forth in Section 5.2 above, in no event shall an Option be exercisable earlier than one (1) year after the Grant Date or later than ten (10) years from the Grant Date. The Committee may provide in an Option Agreement or thereafter for an accelerated exercisability of all or part of an Option upon such events or standards that it may determine, including one or more performance measures. If the Committee intends that an Option be able to qualify as an Incentive Stock Option, the aggregate Fair Market Value (determined at the Option's Grant Date) of the Common Shares as to which such Incentive Stock Option is exercisable for the first time during any calendar year shall not exceed $100,000.

(4) <u>Method of Exercise</u>. Subject to the provisions of this Article VI and the Agreement, a Participant may exercise Options, in whole or in part, during the Option Period by giving a written or electronic notice of exercise, complying with any applicable rules established by the Committee, to the Company, the stock plan administrator of the Company or such other person or entity designated by the Company, specifying the number of whole shares of Common Shares subject to the Option to be purchased. Such notice shall be accompanied by payment in full of the purchase price. Payment of the purchase price shall be by (i) delivery of cash or certified check, (ii) delivery of Common Shares already owned by the Participant (for any minimum period required by the Committee) having a total value equal to the Exercise Price, (iii) by means of delivery of cash by a broker-dealer as a "cashless" exercise, (iv) any combination of the foregoing, or (v) any other method approved by the Committee.

(5) <u>Form of Settlement</u>. The Committee may provide, at the time of grant, that the shares to be issued upon an Option's exercise shall be in the form of Restricted Stock or other similar securities.

(6) <u>Conditions for Issuance of Shares</u>. No Common Shares shall be issued until full payment therefor has been made. A Participant shall have all of the rights of a stockholder of the Company holding the class of shares that is subject to such Option (including, if applicable, the right to vote the shares and the right to receive dividends) when the Participant has given written notice of exercise, has paid in full for such shares, and such shares have been recorded on the Company's official stockholder records as having been issued and transferred.

(7) <u>No Deferral Features</u>. To the extent necessary to comply with Code Section 409A, no Option Agreement shall include any features allowing the Participant to defer recognition of income past the date on which taxation occurs under section 83 of the Code.

6.4   <u>Termination</u>.

Unless otherwise provided in an Agreement or determined by the Committee, and except as is otherwise provided in this Section 6.4 below, Options that are not otherwise exercisable on the date of Termination of Employment shall be forfeited upon a Participant's Termination of Employment. A Participant shall have the right to exercise Options that were otherwise exercisable on Termination of Employment only during a period not exceeding one hundred and twenty (120) days, or such other period specified in the Agreement, after the date of such Termination of Employment (but no later than the end of the Option Period).

(1) <u>Termination by Death</u>. Unless otherwise provided in an Agreement or determined by the Committee, on a Participant's Termination of Employment due to death during the Option Period, Options held by the Participant shall become immediately exercisable and shall thereafter be fully exercisable throughout the original Option Period.

(2) <u>Termination by Disability or Retirement</u>. Unless otherwise provided in an Agreement or determined by the Committee, and subject to Article XII below, on a Participant's Termination of Employment due to Disability or Retirement more than seven (7) months after the Grant Date (unless circumstances exist at the time of termination that would constitute Cause under Section 2.5), any Option held by the Participant shall continue to be exercisable by the Participant as if there was no Termination of Employment.

(3) <u>Termination for Cause</u>. Unless otherwise provided in an Agreement or determined by the Committee, on a Participant's Termination of Employment for Cause, the Participant shall forfeit all Options whether those Options are otherwise exercisable as of the date of Termination of Employment or otherwise would not be exercisable on the date of Termination of Employment.

6.5   <u>Notice of Disposition of Common Shares Prior to the Expiration of Specified ISO Holding Periods</u>.

The Company may require that a Participant exercising an ISO give a written representation to the Company, satisfactory in form and substance, upon which the Company may rely, that the Participant will report to the Company any disposition of shares acquired via an ISO exercise prior to the expiration of the holding periods specified by Section 422(a)(1) of the Code.

ARTICLE VII

STOCK APPRECIATION RIGHTS

7.1   General.

The Committee shall have authority to grant Stock Appreciation Rights (SARs) under the Plan at any time or from time to time. A SAR shall entitle the Participant to receive Common Shares upon exercise of such SAR, subject to the Participant's satisfaction in full of any conditions, restrictions, or limitations imposed in accordance with the Plan or any Agreement. The Committee may provide for grant or vesting of SARs conditioned upon the performance of services, the achievement of performance goals, or the execution of, and/or compliance with, a non-competition or non-solicitation agreement, or any combination of the above. SARs may be granted alone or in addition to other Awards granted under the Plan.

7.2   Grant.

The grant of a SAR shall occur as of the Grant Date determined by the Committee provided that the Grant Date shall not be earlier than the date of the resolution and action thereon by the Committee. A SAR entitles a Participant to receive Common Shares or cash as described in Section 7.3(5). An Award of SARs shall be evidenced by, and subject to the terms of an Agreement.

7.3   Required Terms and Conditions.

SARs shall be subject to the following terms and conditions and to such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall deem desirable.

(1) Exercise Price. The Exercise Price of a SAR shall not be less than 100% of the Fair Market Value per share of Common Shares on the Grant Date.

(2) Term. The term of a SAR shall be no longer than ten (10) years from the Grant Date.

(3) Exercisability. Except as set forth in Section 5.2 above, in no event shall a SAR be exercisable earlier than one (1) year after the Grant Date or later than ten (10) years from the Grant Date. The Committee may provide in a SAR Agreement or thereafter for an accelerated exercise of all or part of a SAR upon such events or standards that it may determine, including one or more performance measures.

(4) Method of Exercise. SARs shall be exercised by the Participant's giving a written or electronic notice of exercise, complying with any applicable rules established by the Committee, to the Company, the stock plan administrator of the Company or such other person or entity designated by the Company, specifying in whole shares the portion of the SAR to be exercised.

(5) Amount. Upon the exercise of a SAR, a Participant shall be entitled to receive an amount in Common Shares or cash equal in value to the excess of the value per share of Common Shares over the Exercise Price per share of Common Shares specified in the related Agreement, multiplied by the number of shares in respect of which the SAR is exercised, less any amount retained or not issued to cover tax withholdings, if necessary. The value per share of Common Shares shall be determined as of the date of exercise of such SAR.

(6) No Deferral Features. To the extent necessary to comply with Code Section 409A, the SAR Agreement shall not include any features allowing the Participant to defer recognition of income past the date of exercise.

7.4   Termination.

Unless otherwise provided in an Agreement or determined by the Committee, a Stock Appreciation Right shall be forfeited or terminated under the same circumstances, as set forth in Section 6.4, as Options would be forfeited or terminated under the Plan.

ARTICLE VIII

RESTRICTED STOCK

8.1   General.

The Committee shall have authority to grant Restricted Stock under the Plan at any time or from time to time. The Committee shall determine the number of shares of Restricted Stock to be awarded to any Participant, the Restriction Period within which such Awards may be subject to forfeiture, and any other terms and conditions of the Awards including without limitation providing for either grant or vesting conditioned upon the achievement of performance goals or the execution of, and/or compliance with, a non-competition or non-solicitation agreement, or both. Each Award shall be confirmed by, and be subject to the terms of, an Agreement containing the applicable terms and conditions of the Award, including the Restriction Period. The Committee may provide in an Agreement or thereafter for an accelerated lapse of the Restriction Period upon such events or standards that it may determine, including the achievement of one or more performance goals. Restricted Stock may be granted alone or in addition to other Awards granted under the Plan.

8.2   Grant, Awards and Certificates.

The grant of an Award of Restricted Stock shall occur as of the Grant Date determined by the Committee. Notwithstanding the limitations on issuance of Common Shares otherwise provided in the Plan, each Participant receiving an Award of Restricted Stock shall be issued a certificate (or other representation of title, such as book entry registration) in respect of such Restricted Stock. Such certificate shall be registered in the name of such Participant and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Award as determined by the Committee. The Committee may require that the certificates evidencing such shares be held in custody by the Company until the Restriction Period shall have lapsed and that, as a condition of any Award of Restricted Stock, the Participant shall have delivered a share power, endorsed in blank, relating to the Common Shares covered by such Award.

8.3   Required Terms and Conditions.

Restricted Stock shall be subject to the following terms and conditions and to such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall deem desirable:

(1)   Restriction Period. Restricted Stock shall be subject to restrictions for a period set forth in the Agreement, which Restriction Period generally shall be a minimum of one (1) year from the Grant Date, except as set forth in Section 5.2 above.

(2)   Restrictions. The Committee may condition the grant or vesting of the Restricted Stock on the performance of services for the Company or an Affiliated Company, the attainment of performance goals, the execution of and/or compliance with a non-competition and/or non-solicitation agreement, or any combination of the aforementioned items.

(3)   Delivery. If a share certificate is issued in respect of Restricted Stock, the certificate shall be registered in the name of the Participant but may be held by the Company for the account of the Participant until the end of the Restriction Period. If and when the Restriction Period expires without a prior forfeiture of the Restricted Stock subject to such Restriction Period, unlegended certificates (or other representation of title) for such shares shall be delivered to the Participant.

8.4   Termination.

Unless otherwise provided in an Agreement or determined by the Committee, and except as is otherwise provided in this Section 8.4 below, Restricted Stock shall be forfeited upon a Participant's Termination of Employment.

(1)   Termination by Death. Unless otherwise provided in an Agreement or determined by the Committee, Restricted Stock shall vest upon a Participant's Termination of Employment by reason of death during the Restriction Period.

(2)   Termination by Disability or Retirement. Unless otherwise provided in an Agreement or determined by the Committee, and subject to Article XII below, on a Participant's Termination of Employment due to Disability or Retirement more than seven (7) months following the Grant Date (unless circumstances exist at the time of termination that would constitute Cause under Section 2.5), any Restricted Stock held by the Participant shall continue to vest as if there was no Termination of Employment.

8.5   Price.

The Committee may require a Participant to pay a stipulated purchase price for each share of Restricted Stock.

8.6   Section 83(b) Election.

The Committee may prohibit a Participant from making an election under Section 83(b) of the Code. If the Committee has not prohibited such election, and if the Participant elects to include in such Participant's gross income in the year of transfer the amounts specified in Section 83(b) of the Code, the Participant shall notify the Company (or an Affiliated Employer) of such election within 10 days of filing notice of the election with the Internal Revenue Service, and will provide the required withholding pursuant to Section 15.7, in addition to any filing and notification required pursuant to regulations issued under the authority of Section 83(b) of the Code.

ARTICLE IX

RESTRICTED STOCK UNITS

9.1   General.

The Committee shall have authority to grant Restricted Stock Units under the Plan at any time or from time to time. A Restricted Stock Unit Award is denominated in Common Shares that will be settled either by delivery of

Common Shares or the payment of cash based upon the value of a specified number of Common Shares. The Committee shall determine the number of Restricted Stock Units to be awarded to any Participant, the Restriction Period within which such Awards may be subject to forfeiture, and any other terms and conditions of the Awards including without limitation providing for either grant or vesting conditioned upon the achievement of performance goals, or the execution of, and/or compliance with, a non-competition or non-solicitation agreement, or both. Each Award shall be confirmed by, and be subject to the terms of, an Agreement which contain the applicable terms and conditions of the Award, including the Restriction Period. The Committee may provide in an Agreement or thereafter for an accelerated lapse of the Restriction Period upon such events or standards that it may determine, including the achievement of one or more performance goals. Restricted Stock Units may be granted alone or in addition to other Awards granted under the Plan.

9.2 Grant.

The grant of a Restricted Stock Unit shall occur as of the Grant Date determined by the Committee. An Award of Restricted Stock Units shall be evidenced by, and subject to the terms of an Agreement.

9.3 Required Terms and Conditions.

Restricted Stock Units shall be subject to the following terms and conditions and to such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall deem desirable:

(1) Restriction Period. Restricted Stock Units shall be subject to restrictions for a period set forth in the Agreement, which Restriction Period generally shall be a minimum of one (1) year from the Grant Date, except as set forth in Section 5.2 above.

(2) Restrictions. The Committee may condition the grant or vesting of the Restricted Stock Units on the performance of services for the Company or an Affiliated Company, the attainment of performance goals, the execution of, and/or compliance with, a non-competition and/or non-solicitation agreement, or any combination of the aforementioned items.

(3) Dividend Equivalent Rights. The Committee shall be entitled to specify in a Restricted Stock Unit Agreement the extent to which and on what terms and conditions the applicable Participant shall be entitled to receive payments corresponding to the dividends payable on the Common Shares; provided, however, that all such dividend equivalents shall be subject to Section 15.2(2) of the Plan.

9.4 Termination.

Unless otherwise provided in an Agreement or determined by the Committee, a Restricted Stock Unit shall be forfeited under the same circumstances, as set forth in Section 8.4, as Restricted Stock would be forfeited under the Plan.

ARTICLE X

PERFORMANCE UNITS

10.1 General.

The Committee shall have authority to grant Performance Units denominated in Common Shares or in cash under the Plan at any time or from time to time. A Performance Unit may be settled either by delivery of Common Shares or the payment of cash, as provided in the particular Award Agreement, upon achievement of a performance goal or goals (as the case may be). The Committee may condition grant or vesting of Performance Units upon the performance of services, the execution of, and/or compliance with, a non-competition or non-solicitation agreement, or both. The Committee shall have complete discretion to determine the number of Performance Units granted to each Participant. Each Performance Unit Award shall be evidenced by, and be subject to the terms of, an Agreement. The Performance Unit Award shall be earned in accordance with the Agreement over a Performance Period. Performance Units may be granted alone or in addition to other Awards granted under the Plan.

10.2 Earning Performance Unit Awards.

Unless expressly waived in the Award Agreement, vesting of Performance Unit Awards must be contingent on the attainment of one or more performance goals and in such case shall be subject to the terms and conditions set forth therein. The performance criteria that may be used to establish performance goals include, but are not limited to, one or any combination of the following criteria, each determined in accordance with generally accepted accounting principles or similar objective standards (and/or each as may appear in the annual report to stockholders, Form 10-K, or Form 10-Q) or as otherwise determined by the Committee:

(1) revenue;

(2) earnings (including earnings before interest, taxes, depreciation, and amortization, earnings before interest and taxes, and earnings before or after taxes);

(3) operating income;

(4) net income;

(5) operating or profit margins;

(6) earnings per share;

(7) return on assets;

(8) return on equity;

(9) return on invested capital;

(10) economic value-added;

(11) stock price;

(12) gross dollar volume;

(13) total stockholder return;

(14) market share;

(15) book value;

(16) expense management;

(17) cash flow; and

(18) customer satisfaction.

The foregoing criteria may relate to the Company, one or more of its Affiliated Employers or subsidiaries or one or more of its divisions or units, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, all as the Committee shall determine. The Committee in its sole discretion in setting the goals/targets may provide for the making of equitable adjustments (singularly or in combination) to the goals/targets in recognition of unusual or non-recurring events for the following qualifying objective items or such other items determined appropriate by the Committee:

a) asset impairments under Statement of Financial Accounting Standards No. 144, as amended or superseded;

b) acquisition-related charges;

c) accruals for restructuring and/or reorganization program charges;

d) merger integration costs;

e) any profit or loss attributable to the business operations of any entity or entities acquired during the period of service to which the performance goal relates;

f) tax settlements;

g) any unusual or infrequently occurring items described in the Financial Accounting Standards Board's Accounting Standards Update No. 2015-01, or its successor;

h) any extraordinary, unusual in nature, infrequent in occurrence, or other non-recurring items (not otherwise listed) in management's discussion and analysis of financial condition results of operations, selected financial data, financial statements and/or in the footnotes each as appearing in the annual report to stockholders, Form 10-K, or Form 10-Q;

i) unrealized gains or losses on investments;

j) charges related to derivative transactions contemplated by Statement of Financial Accounting Standards No. 133, as amended or superseded;

k) compensation charges related to FASB Accounting Standards Codification Topic 718 – Stock Compensation, or its successor.

In determining whether performance goals have been attained, the Committee may, in its discretion, reduce or eliminate the amount of any Award payable to any Participant, based on such factors as the Committee may deem relevant.

10.3   Performance Period and Vesting in Performance Unit Award.

Unless otherwise provided in an Agreement or determined by the Committee in a manner consistent with Section 5.2 above, the Performance

Period shall be a three (3) year period and the Performance Unit Awards shall be subject to restrictions for a minimum of three (3) years from the Grant Date. In the discretion of the Committee, and subject to Section 5.2 above, Performance Units may be scheduled to vest either in full at the end of the Restriction Period or in installments over the Restriction Period.

10.4   Termination of Employment.

Unless otherwise provided in an Agreement or determined by the Committee, and except as is otherwise provided in this Section 10.4 below, unvested Performance Units shall be forfeited upon a Participant's Termination of Employment.

(1) Termination by Death. Unless otherwise provided in an Agreement or determined by the Committee, in the event of a Termination of Employment during a Performance Period due to Death, Performance Units for the Performance Period shall immediately vest and be paid out at a target level of performance.

(2) Termination by Disability or Retirement. Unless otherwise provided in an Agreement or determined by the Committee, and subject to Article XII below, in the event of a Termination of Employment due to Disability or Retirement during a Performance Period and more than seven (7) months following the Grant Date (unless circumstances exist at the time of termination that would constitute Cause under Section 2.5), Performance Units shall continue to vest as if there had been no Termination of Employment and shall be payable based on achievement of performance goals. Distribution of earned Performance Units may be made at the same time payments are made to Participants who did not incur a Termination of Employment during the applicable Performance Period.

ARTICLE XI

OTHER STOCK-BASED AWARDS

11.1   Other Stock-Based Awards.

Other Awards of Common Shares and other Awards that are valued in whole or in part by reference to, or are otherwise based upon or settled in, Common Shares, may be granted under the Plan either alone or in addition to other Awards under the Plan. Subject to Section 5.2 above, the Committee shall have authority to grant such Other Stock-Based Awards under terms and conditions determined by the Committee.

ARTICLE XII

NON-COMPETITION, NON-SOLICITATION, AND RECOUPMENT

12.1   Non-Competition and Non-Solicitation.

The Committee, in its discretion, may condition eligibility to be designated a Participant in the Plan and receipt of benefits specified in the Agreement, such as vesting, settlement, and exercisability of Awards, on the Participant's execution of, compliance with, and/or certification of compliance with a non-competition and/or non-solicitation agreement in a form prescribed by the Company, which form of agreement may include provisions for the Participant repaying to the Company stock (or the value of stock) previously received pursuant to an Award in the event the Participant violates the non-competition and/or non-solicitation agreement.

12.2   Recoupment Provisions.

In the event of a restatement of materially inaccurate financial results, the Committee has the discretion to recover Common Shares or cash that were issued or paid pursuant to an Award under the Plan to a Participant with respect to the period covered by the restatement as set forth herein. If the issuance of Common Shares or payment of cash would have been lower had the achievement of applicable financial performance targets been calculated based on such restated financial results, the Committee may, if it determines appropriate in its sole discretion, to the extent permitted by law, recover from the Participant the portion of the Common Shares issued or cash paid in excess of the amount that would have been made based on the restated financial results. Unless otherwise required by applicable laws or stock exchange listing standards, the Company will not seek to recover Awards issued or paid based on materially inaccurate financial results that are restated more than three years after the date the Company filed the original report with the Securities and Exchange Commission that contained such financial results. This Section 12.2 is in addition to, and not in lieu of, any requirements under the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act or any other applicable law, regulation, rule or stock exchange listing standard and shall apply notwithstanding anything to the contrary in the Plan. The Committee, in its discretion, may include in any Agreement additional recoupment provisions that provide for the Participant's repayment of stock (or the value of stock) received under an Award.

ARTICLE XIII

CHANGE IN CONTROL

13.1 Impact of Event.

Notwithstanding any other provision of the Plan to the contrary, but subject to Section 13.2, and unless otherwise specifically provided in an Agreement, in the event of a Participant's Termination of Employment by the Company without Cause (or in such other circumstances as provided for in an Agreement) within six months preceding or two years following a Change in Control:

(1) any Stock Options and Stock Appreciation Rights outstanding as of the date of such Change in Control and not then exercisable shall become fully exercisable to the full extent of the original grant;

(2) the restrictions applicable to any Restricted Stock Awards shall lapse, and such Restricted Stock shall become free of all restrictions and become fully vested and transferable to the full extent of the original grant;

(3) the restrictions applicable to any Restricted Stock Unit Awards shall lapse, and such Restricted Stock Units shall be settled; and

(4) any Performance Goal or other condition with respect to any Performance Units or any other Awards shall be deemed to have been satisfied in full at the target performance level, and such Awards shall be fully distributable six months following Termination of Employment.

13.2 Additional Discretion.

The Committee shall have full discretion, notwithstanding anything herein or in an Agreement to the contrary, with respect to an outstanding Award upon a Change in Control to provide that the securities of another entity be substituted hereunder for the Common Shares and to make equitable adjustment with respect thereto. Further, in the event that, upon a Change in Control, outstanding Awards are not substituted or assumed by the successor corporation (or parent thereof) or replaced with a comparable award (as determined by the Committee) for shares of the capital stock of such successor corporation (or parent thereof), then the Committee shall have full discretion to provide for the vesting of any or all outstanding Awards in the manner set forth in Section 13.1 above, effective immediately prior to the Change in Control. In addition, if all or substantially all of the Company's outstanding Common Shares are transferred in exchange for cash, shares or other property or consideration in connection with such Change in Control, the Committee may cancel all or any portion of outstanding Awards for fair value (in the form of cash, Common Shares, other property or any combination thereof) as determined in the sole discretion of the Committee; provided, however, that, in the case of Stock Options and Stock Appreciation Rights, the fair value may equal the excess, if any, of the value or amount of the consideration to be paid in the Change in Control transaction to holders of Common Shares (or, if no such consideration is paid, Fair Market Value of the Common Shares) over the aggregate exercise or base price, as applicable, with respect to such Awards or portion thereof being canceled, or if no such excess, zero, subject in all cases to Section 15.1 of the Plan.

ARTICLE XIV

PROVISIONS APPLICABLE TO SHARES ACQUIRED UNDER THIS PLAN

14.1   No Company Obligation.

Except to the extent required by applicable securities laws, none of the Company, an Affiliated Employer or the Committee shall have any duty or obligation to affirmatively disclose material information to a record or beneficial holder of Common Shares or an Award, and such holder shall have no right to be advised of any material information regarding the Company or an Affiliated Employer at any time prior to, upon, or in connection with receipt or the exercise or distribution of an Award. The Company makes no representation or warranty as to the future value of the Common Shares issued or acquired in accordance with the provisions of the Plan.

ARTICLE XV

MISCELLANEOUS

15.1   Amendments and Termination.

The Committee may amend, alter, or discontinue the Plan, or the terms of any Award Agreement under the Plan, at any time, but no amendment, alteration or discontinuation shall be made which would impair the rights of a Participant under an Award theretofore granted without the Participant's consent, unless such an amendment is made to comply with applicable law (including Code Section 409A), stock exchange rules, or accounting rules. Repricing of Options or Stock Appreciation Rights shall not be permitted. For this purpose, a "repricing" means any of the following (or any action that has the same effect as any of the following): (1) changing the terms of an Option or Stock Appreciation Right to lower its Exercise Price; (2) any other action that is treated as a "repricing" under generally accepted accounting principles; and (3) repurchasing for cash or cancelling an Option or Stock Appreciation Right at a time when its Exercise Price is greater than the fair market value of the underlying stock in exchange for another Award, unless the cancellation and exchange occurs in connection with an event set forth in Section 4.6. A cancellation and exchange described in this Section 15.1 shall be considered a "repricing" regardless of whether it is treated as a "repricing" under generally accepted accounting principles and regardless of whether it is voluntary on the part of the Participant. Notwithstanding the foregoing, any material amendments to the Plan shall require stockholder approval to the extent required by the rules of the New York Stock Exchange or other national securities exchange or market that regulates the securities of the Company.

15.2   Form of Awards; Dividends and Dividend Equivalents.

(1)   All Awards shall be subject to the terms, conditions, restrictions and limitations of the Plan. The Committee may subject any Award to such other terms, conditions, restrictions and/or limitations (including without limitation the time and conditions of exercise, vesting or payment of an Award and restrictions on transferability of any Common Shares issued or delivered pursuant to an Award), provided they are not inconsistent with the terms of the Plan. Awards under a particular Article of the Plan need not be uniform, and Awards under more than one Article of the Plan may be combined in a single Award Agreement. Any combination of Awards may be granted at one time and on more than one occasion to the same Participant. An Award Agreement for Restricted Stock Units or Performance Units may provide that a Participant may elect to defer receipt of income attributable to the Award.

(2)   Dividend Equivalents may be granted by the Committee, either alone or in tandem with another Award, based on dividends declared on the Common Shares to be credited as of dividend payment dates during the period between the date the dividend equivalents are granted to a Participant and the date such dividend equivalents terminate or expire, as determined by the Committee. Such dividend equivalents shall be converted to cash or additional Common Shares by such formula and at such time and subject to such restrictions and limitations as may be determined by the Committee. Dividend equivalents with respect to an Award that are based on dividends paid prior to the vesting of such Award shall be paid out to the Participant only to the extent that the vesting conditions are subsequently satisfied and the Award vests and in no event may any Award provide for a Participant's receipt of dividend equivalents or any other dividends prior to the vesting of such Award. Notwithstanding the foregoing, no dividend equivalents shall be payable with respect to Options or Stock Appreciation Rights.

15.3   No Reload Rights.

Options shall not contain any provisions entitling the Participant to an automatic grant of additional Options in connection with any exercise of the original Option.

15.4   Unfunded Status of Plan.

It is intended that the Plan be an "unfunded" plan for incentive compensation. The Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Common Shares or make payments; provided, however, that, unless the Committee otherwise determines, the existence of such trusts or other arrangements is consistent with the "unfunded" status of the Plan.

15.5   Individual Award Limitations.

(1) During any fiscal year, the maximum number of Common Shares for which Options, Stock Appreciation Rights, Restricted Stock Units, Restricted Stock, Performance Units denominated in stock, and Other Stock-Based Compensation in the aggregate, may be granted to any one Participant shall not exceed 1,000,000 shares.

(2) For cash-denominated Performance Unit Awards, the maximum payment for all awards payable to any Participant for any three-year performance period, at a target level of performance shall be $10,000,000. In the case of higher levels of performance, the maximum payment for all awards for a three-year Performance Period shall be twice that amount. In the case of a longer or shorter Performance Period, correlative adjustments shall be made to the maximum payment. If, after amounts have been earned with respect to Performance Unit Awards, the payment of such amounts is deferred, any additional amounts attributable to earnings during the deferral period shall be disregarded for purposes of this limit.

(3) The limitations on Awards under this Section are subject to adjustment as provided in Section 4.6.

15.6   Additional Compensation Arrangements.

Nothing contained in the Plan shall prevent the Company or an Affiliated Employer from adopting other or additional compensation or benefit arrangements for its employees.

15.7   Withholding.

No later than the date as of which an amount first becomes includible in the gross income of the Participant for income tax purposes with respect to any Award, or becomes subject to employment taxes, the Participant shall pay to the Company (or other entity identified by the Committee), or make arrangements satisfactory to the Company regarding the payment of, any federal, state, local or non-U.S. taxes of any kind (including any employment taxes or social insurance contributions) required by law to be withheld with respect to such income. The obligations of the Company under the Plan shall be conditional on such payment or arrangements, and the Company and its Affiliated Employers shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to the Participant. Subject to approval by the Committee or to such other provisions as set forth in an Award Agreement, the Company may require or a Participant may elect to have such tax withholding obligation satisfied, in whole or in part, by (1) the Participant's delivery of cash or a certified check, (2) the Participant authorizing the Company to withhold from Common Shares to be issued pursuant to any Award a number of shares with an aggregate value that does not exceed the amount required to be withheld, calculated using maximum applicable tax rates or such other rates as may be required under applicable accounting rules, (3) the Participant transferring to the Company Common Shares owned by the Participant with an aggregate value sufficient to satisfy the Company's withholding obligation, or (4) in the case of Options, by means of delivery of cash by a broker-dealer as a "cashless exercise."

15.8   Controlling Law.

The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of New York (other than its law respecting choice of law).

15.9   Offset.

Any amounts owed to the Company or an Affiliated Employer by the Participant of whatever nature may be offset by the Company from the value of any Award to be transferred to the Participant, and no Common Shares, cash or other thing of value under this Plan or an Agreement shall be transferred unless and until all disputes between the Company and the

Participant have been fully and finally resolved and the Participant has waived all claims to such against the Company or an Affiliate. To the extent that any offset under this section of the Plan causes the Participant to become subject to taxes under Section 409A of the Code, the responsibility for payment of such taxes lies solely with the Participant.

15.10 Nontransferability.

No Award or Common Shares subject to an Award shall be assignable or transferable other than (1) by will, by the laws of descent and distribution, (2) pursuant to a qualified domestic relations order, or (3) as expressly permitted by the Committee, pursuant to a transfer to the Participant's family member. Awards shall be exercisable during the Participant's lifetime only by the Participant, by the Participant's legal representatives in the event of the Participant's incapacity, or by a permitted transferee of the Award. No Award or Common Shares subject to an Award shall be subject to the debts of a Participant or subject to attachment or execution or process in any court action or proceeding unless otherwise provided in this Plan. Any Award held by the Participant at the time of death shall be transferred as provided in his or her will or by the laws of descent and distribution.

15.11 No Rights with Respect to Continuance of Employment.

The Plan shall not constitute a contract of employment, and adoption of the Plan shall not confer upon any employee any right to continued employment, nor shall it interfere in any way with the right of the Company or an Affiliated Employer to terminate the employment of any employee at any time.

15.12 Awards in Substitution for Awards Granted by Other Corporations.

Awards may be granted under the Plan from time to time in substitution for awards held by employees, directors or service providers of other corporations who are about to become officers or employees of the Company or an Affiliated Employer as the result of a merger or consolidation of the employing corporation with the Company or an Affiliated Employer, or the acquisition by the Company or an Affiliated Employer of the assets of the employing corporation, or the acquisition by the Company or Affiliated Employer of the shares of the employing corporation, as the result of which it becomes an Affiliated Employer under the Plan. The Grant Date of such an Award shall be no earlier than the date the employee, director, or service provider becomes an employee, director, or service provider of the Company or an Affiliated Employer. The terms and conditions of the Awards so granted may vary from the terms and conditions set forth in this Plan at the time of such grant as the majority of the members of the Committee may deem appropriate to conform, in whole or in part, to the provisions of the awards in substitution for which they are granted. Any substitutions or exchanges shall be accomplished in a manner that complies with the limitations on exchanges of such Awards imposed under Section 409A of the Code.

15.13 Delivery of Stock Certificate.

To the extent the Company uses certificates to represent Common Shares, certificates to be delivered to Participants under this Plan shall be deemed delivered for all purposes when the Company or a stock transfer agent of the Company shall have mailed such certificates in the United States mail, addressed to the Participant, at the Participant's last known address on file with the Company. Any reference in this Section or elsewhere in the Plan or an Agreement to actual stock certificates and/or the delivery of actual stock certificates shall be deemed satisfied by the electronic record-keeping and electronic delivery of Common Shares or other mechanism then utilized by the Company and its agents for reflecting ownership of such shares.

15.14 Indemnification.

To the maximum extent permitted under the Company's Articles of Incorporation and by-laws, each person who is or shall have been a member of the Committee, or of the Board, shall be indemnified and held harmless by the Company against and from (1) any loss, cost, liability or expense (including attorneys' fees) that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under this Plan or any Award Agreement, and (2) from any and all amounts paid by him or her in settlement thereof, with the Company's prior written approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit or proceeding against him or her; provided, however, that he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Articles of Incorporation or by-laws, by contract, as a matter of law or otherwise, or under any power that the Company may have to indemnify them or hold them harmless.

15.15 <u>No Guarantee of Tax Consequences.</u>

No person connected with the Plan in any capacity makes any representation, commitment or guarantee that any tax treatment, including without limitation federal, state and local income, excise, estate, and gift tax treatment, will be applicable with respect to any Awards or payments thereunder made to or for the benefit of a Participant under the Plan or that such tax treatment will apply to or be available to a Participant on account of participation in the Plan.

15.16 <u>Foreign Employees and Foreign Law Consideration.</u>

The Committee may grant Awards to Participants who are foreign nationals, who are located outside the United States or who are not compensated from a payroll managed in the United States, or who are otherwise subject to (or could cause the Company to be subject to) legal or regulatory provisions of countries or jurisdictions outside the United States, on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan, and in furtherance of such purposes, the Committee may make such modifications, amendments, procedures, or subplans as may be necessary or advisable to comply with such legal or regulatory provisions.

15.17 <u>Section 409A Savings Clause.</u>

(1) To the extent applicable, it is intended that the Plan and all Awards hereunder comply with, or be exempt from, the requirements of Section 409A of the Code, and that the Plan and all Agreements shall be interpreted and applied by the Committee in a manner consistent with this intent in order to avoid the imposition of any additional tax under Section 409A of the Code. In the event that any (i) provision of the Plan or an Agreement, (ii) Award, payment, transaction or (iii) other action or arrangement contemplated by the provisions of the Plan is determined by the Committee to not comply with the applicable requirements of Section 409A of the Code, the Committee shall have the authority, but not the obligation, to take such actions and to make such changes to the Plan or an Agreement as the Committee deems necessary to comply with such requirements.

(2) No payment that constitutes deferred compensation under Section 409A of the Code that would otherwise be made under the Plan or an Agreement upon a Termination of Employment will be made or provided unless and until such termination is also a "separation from service," as determined in accordance with Section 409A of the Code. Notwithstanding the foregoing or anything elsewhere in the Plan or an Agreement to the contrary, if a Participant is a "specified employee" as defined in Section 409A of the Code at the time of Termination of Employment with respect to an Award, then solely to the extent necessary to avoid the imposition of any additional tax under Section 409A of the Code, the commencement of any payments or benefits under the Award shall be delayed to the extent required by Code Section 409A(a)(2)(B)(i). In no event whatsoever shall the Company be liable for any additional tax, interest or penalties that may be imposed on a Participant by Section 409A of the Code or any damages for failing to comply with Section 409A of the Code.

(3) The terms and conditions governing any Awards that the Committee determines will be subject to Section 409A of the Code, including any rules for elective or mandatory deferral of the delivery of cash or Common Shares pursuant thereto and any rules regarding treatment of such Awards in the event of a Change in Control, shall be set forth in the applicable Award Agreement, and shall comply in all respects with Section 409A of the Code.

(4) Following a Change in Control, no action shall be taken under the Plan that will cause any Award that the Committee has previously determined is subject to Section 409A of the Code to fail to comply in any respect with Section 409A of the Code without the written consent of the Participant.

15.18 <u>No Fractional Shares.</u>

Unless otherwise determined by the Committee, no fractional shares shall be issued or delivered under the Plan or any Award granted hereunder, provided that the Committee in its sole discretion may round fractional shares down to the nearest whole share or settle fractional shares in cash.

15.19 <u>Severability</u>.

If any provision of this Plan shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereby, and this Plan shall be construed as if such invalid or unenforceable provision were omitted.

15.20 <u>Successors and Assigns</u>.

This Plan shall inure to the benefit of and be binding upon each successor and assign of the Company. All obligations imposed upon a Participant, and all rights granted to the Company hereunder, shall be binding upon the Participant's heirs, legal representatives and successors.

15.21 <u>Entire Agreement</u>.

This Plan and the Agreement constitute the entire agreement with respect to the subject matter hereof and thereof, provided that in the event of any inconsistency between the Plan and the Agreement, the terms and conditions of this Plan shall control.

15.22 <u>Term</u>.

No Award shall be granted under the Plan after June 22, 2031, except that no Incentive Stock Option may be granted on or after April 22, 2031.

15.23 <u>Gender and Number</u>.

Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular, and the singular shall include the plural.

15.24 <u>Outstanding Qualified Performance-Based Awards</u>.

All provisions of the Plan governing Outstanding Qualified Performance-Based Awards that were in effect prior to the 2021 Amendment Date shall continue in effect with respect to Outstanding Qualified Performance-Based Awards, notwithstanding the elimination of such provisions from the Plan as of the 2021 Amendment Date. Further, no amendment or restatement of the Plan shall affect the terms and conditions of any Outstanding Qualified Performance-Based Award or any other award that the Company intends to qualify for grandfathering under P.L. 115-97, Section 13601(e)(2), to the extent that it would result in a material modification of such award within the meaning of such Section 13601(e)(2). For purposes of this Section 15.24, "Outstanding Qualified Performance-Based Award" means any award granted prior to the 2021 Amendment Date that is outstanding as of the 2021 Amendment Date and that is intended to constitute "qualified performance-based compensation" as described in Section 162(m)(4)(C) of the Code, as in effect prior to its amendment by the Tax Cuts and Jobs Act, P.L. 115-97.

15.25 <u>Headings</u>.

The headings of the Articles and their subparts contained in this Plan are for the convenience of reading and reference purposes only and shall not affect the meaning, interpretation or be meant to be of substantive significance of this Plan.

Appendix C:
2006 Non-Employee Director Equity Compensation Plan

Amended and Restated Effective as of June 22, 2021

ARTICLE I

ESTABLISHMENT AND PURPOSE

1.1 <u>Establishment</u>.

The Mastercard Incorporated 2006 Non-Employee Director Equity Compensation Plan, as amended and restated by Mastercard Incorporated's (the "Company's") Board of Directors on April 12, 2021 (the "Plan"), will become effective upon its approval by the stockholders of the Company on June 22, 2021.

1.2 <u>Purposes</u>.

The purpose of the Plan is to enable the Company to attract and retain outstanding individuals to serve as non-employee directors of the Company and to further align the interests of non-employee directors with the interests of the Company's stockholders.

ARTICLE II

DEFINITIONS

"Alternative Award" means an Award other than a Deferred Stock Unit Award.

"Award" means a Deferred Stock Unit Award or an Alternative Award pursuant to Article VI.

"Board" or "Board of Directors" means the Board of Directors of the Company.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor, along with related rules, regulations and interpretations.

"Committee" means the Human Resources and Compensation Committee of the Board of Directors of the Company.

"Common Stock" means shares of the Company's Class A or Class B Common Stock, $0.0001 par value (as such par value may be amended from time to time), whether presently or hereafter issued, and any other stock or security resulting from adjustment thereof as described hereinafter, or the Common Stock of any successor to the Company which is designated for the purpose of the Plan.

"Company" means Mastercard Incorporated.

"Director" means a member of the Board of Directors of the Company.

"Participant" means a Director who has an outstanding Award under the Plan.

"Plan" means the Mastercard Incorporated 2006 Non-Employee Director Equity Compensation Plan as amended and restated Effective as of June 22, 2021, as herein set forth and as may be amended from time to time.

"Settlement Time Election" means the election by a Director under Section 6.2(b) to defer the time of settlement of a Deferred Stock Unit Award.

"Subsequent Deferral Election" means the election by a Director under Section 6.2(c) to further defer the time of settlement of a Deferred Stock Unit Award.

"Termination from Service" means a separation from service in connection with this Plan pursuant to the definition of separation from service in Code section 409A(a)(2)(A)(i). Notwithstanding the foregoing, in the case of an Award that is not subject to section 409A of the Code, the Committee shall have discretion to treat the date a Participant ceases to provide services to the Company as a Termination from Service.

ARTICLE III

ADMINISTRATION

The Plan shall be administered by the Committee. A majority of the Committee shall constitute a quorum at any meeting. The Plan shall be construed, interpreted, and administered by the Committee, which shall have the authority to determine the nature, amount and other terms of Awards, subject to (i) ratification of the material terms of the Awards by the Board of

Directors, and (ii) the other constraints set forth in this Plan. The Committee's action, constructions, and interpretations thereunder, as ratified by the Board, where required, shall be binding and conclusive on all persons for all purposes. The Committee may delegate its responsibilities and duties under the Plan. Neither the members of the Committee nor any delegee shall be liable to any person for any action taken or any omission in connection with the interpretation and administration of this Plan except for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law.

ARTICLE IV

SHARES SUBJECT TO THE PLAN

4.1 Number of Shares.

The total number of newly issued shares of Common Stock reserved and available for distribution pursuant to Awards under the Plan shall be 1,000,000 shares of Class A Common Stock, subject to adjustment as provided in Section 4.2. Such shares may consist, in whole or part, of authorized and unissued shares or treasury shares. Shares subject to an Award that is forfeited, terminates, expires, lapses without the issuance of shares, including by cash settlement, or is converted to an award over shares of another entity in connection with a recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, exchange of shares or other similar event, and shares that are retained, or not issued in connection with the settlement or exercise of an Award, including by reason of the satisfaction of any tax liability or tax withholding obligation, shall be available for distribution pursuant to further Awards.

4.2 Adjustment.

In the event of any Company share dividend, share split, combination or exchange of shares, recapitalization or other change in the capital structure of the Company, corporate separation or division of the Company (including, but not limited to, a split-up, spin-off, split-off or distribution to Company stockholders other than a normal cash dividend), reorganization, rights offering, a partial or complete liquidation, or any other corporate transaction, Company securities offering or event involving the Company and having an effect similar to any of the foregoing, then the Committee shall make appropriate adjustments or substitutions as described below in this Section 4.2. The adjustments or substitutions may relate to the number, type or class of shares of Common Stock available for Awards under the Plan, the number,

type or class of shares of Common Stock covered by outstanding Awards, and any other characteristics or terms of the Awards as the Committee may deem necessary or appropriate to reflect equitably the effects of such changes to the Participants. Notwithstanding the foregoing, any fractional shares resulting from such adjustment shall be eliminated by rounding to the next lower whole number of shares with appropriate payment for such fractional share. Any adjustments or substitutions made pursuant to this Section 4.2 shall be made in compliance with the requirements of Code section 409A, where applicable.

4.3 Limit on Non-Employee Director Compensation

Notwithstanding any provision to the contrary in the Plan or in any policy of the Company regarding compensation payable to a Director who is not an employee of the Company or any of its subsidiaries, the sum of the grant date fair value (determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of all Awards granted under the Plan to an individual who is not an employee as compensation for services as a Director, together with cash compensation paid to such Director in the form of Board and committee retainer, meeting or similar fees, during any fiscal year of the Company shall not exceed $1,000,000. For avoidance of doubt, compensation shall count towards this limit for the fiscal year in which it was granted or earned, and not later when distributed, in the event it is deferred. The foregoing limit may not be increased without the approval of the stockholders of the Company.

ARTICLE V

ELIGIBILITY

Each Director who is not a current employee of the Company or any of its subsidiaries shall be eligible to receive an Award in accordance with Article VI.

ARTICLE VI

AWARDS

6.1 Standard Deferred Stock Unit Award.

Unless the Committee chooses to grant an Alternative Award under Section 6.3, the Committee shall, on the date of the Company's Annual Meeting of Stockholders in each year for so long as the Plan remains in effect, award to each non-employee Director who is elected as a director at such meeting, or whose term of office shall continue after the date of such meeting, such number of Deferred Stock Units as it shall determine in its discretion; provided, however, that each non-employee Director other than the Chair of the Board shall receive the same number of Deferred Stock Units at the Annual Meeting of Stockholders. The Committee may award to any non-employee Director who joins the Board at a time other than the Annual Meeting of stockholders a number of Deferred Stock Units to correspond to the portion of the period from Annual Meeting to Annual Meeting that the non-employee Director serves on the Board.

6.2 Terms and Settlement of Standard Deferred Stock Unit Award.

(a) Unless otherwise determined by the Committee in the Award document, and absent an election by the Director under this Section 6.2, a Deferred Stock Unit Award shall be settled in Common Stock upon the fourth anniversary of the date of grant of the Deferred Stock Unit Award; provided, however, that, if a Director has a Termination from Service before the fourth anniversary of the date of grant, the Deferred Stock Unit Award shall be settled within 60 days of the Director's Termination from Service.

(b) A Director may elect, at a time and in a form prescribed by the Company, to defer settlement of the Deferred Stock Unit Award until a specified anniversary of the date of grant later than the fourth anniversary or until the Director's Termination from Service after the fourth anniversary of the date of grant (a "Settlement Time Election"). Notwithstanding any such Settlement Time Election, in the event of the Director's Termination from Service, the Deferred Stock Unit Award shall be settled within 60 days of the Director's Termination from Service. In order to be effective, any such Settlement Time Election must be made no later than December 31 of the year prior to the Annual Meeting of Stockholders at which the Award is made. Once the December 31 deadline for electing has passed, a Settlement Time Election is irrevocable and may not be changed, except as otherwise provided in Section 6.2(c).

(c) If a Director's Deferred Stock Unit Award is scheduled to be settled on a specified anniversary of its date of grant under Section 6.2(a) or Section 6.2(b), the Director may make an election to change the time of settlement of the applicable Deferred Stock Unit Award under rules prescribed by the Company (a "Subsequent Deferral Election"). Any such Subsequent Deferral Election may change the time of settlement of the Deferred Stock Unit Award only to a subsequent anniversary of the date of grant of the Deferred Stock Unit Award, that is not less than five years after the originally scheduled settlement date. No such Subsequent Deferral Election will be effective with respect to any of the Director's Deferred Stock Unit Awards until twelve months following the date of the Subsequent Deferral Election. The Subsequent Deferral Election must be made no less than twelve months prior to the anniversary of the date of grant of the Deferred Stock Unit Award on which the Award is scheduled to be settled. Notwithstanding any such Subsequent Deferral Election, in the event of the Director's Termination from Service, all Deferred Stock Unit Awards shall be settled within 60 days of the Director's Termination from Service.

(d) In the event that an Award under this Plan is subject to section 409A of the Code and a Director is a specified employee for purposes of Code section 409A(a)(2)(B)(i) at the time of his or her Termination from Service, any payment required to be made on Termination from Service shall be made on the first day of the seventh month following Termination from Service.

6.3 Alternative Award.

In lieu of all or part of the standard Deferred Stock Unit Award set forth in Sections 6.1 and 6.2, the Committee is authorized to grant an alternative form of Award under the Plan, as long as such form of Award is provided for in the Company's 2006 Long Term Incentive Plan, or a successor plan that has been approved by the stockholders of the Company. The Committee is authorized to mandate the form of Award for a grant, or to make the choice as to form of Award in whole or part elective on the part of the Director, and is authorized to limit such elections in any manner it chooses. Any such elections shall be made in a manner compliant with Code section 409A(a)(4), where applicable.

6.4 Dividend Equivalents.

The Committee shall have the authority to specify in the Deferred Stock Unit Award or Alternative Award document whether or not the Directors shall be entitled to receive current or deferred payments corresponding to the dividends payable on the Common Stock underlying the Award.

6.5 Beneficiary.

The Participant's Beneficiary to receive any Award held by the Participant at the time of the Participant's death or to be assigned any Award outstanding at the time of the Participant's death shall be the person designated to receive benefits on account of the Participant's death on a form provided by the Committee. If no Beneficiary has been named, any Award held by the Participant at the time of death shall be transferred as provided in his or her will or by the laws of descent and distribution.

ARTICLE VII

MISCELLANEOUS

7.1 Unfunded Status of Plan.

It is intended that the Plan be an "unfunded" plan. The Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Common Stock; provided that the existence of such trusts or other arrangements shall not cause the Plan to be funded.

7.2 Income Reporting and Tax Withholding.

Awards hereunder shall be subject to all applicable information reporting and tax withholding required by law.

7.3 Nontransferability.

No Award or Common Stock subject to an Award shall be assignable or transferable other than (i) by will, by the laws of descent and distribution, or pursuant to a beneficiary designation, (ii) pursuant to a qualified domestic relations order, or (iii) as expressly permitted by the Committee, pursuant to a transfer to the Participant's family member.

7.4 Controlling Law.

The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of New York (without regard to its choice of law provisions).

7.5 Severability.

If any provision of this Plan shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereby, and this Plan shall be construed as if such invalid or unenforceable provision were omitted.

7.6 Successors and Assigns.

This Plan shall inure to the benefit of and be binding upon each successor and assign of the Company. All obligations imposed upon a Participant, and all rights granted to the Company hereunder, shall be binding upon the Participant's heirs, legal representatives and successors.

7.7 Section 409A Savings Clause.

It is the intention of the Company that Awards under this Plan that are "deferred compensation" subject to section 409A of the Code shall comply with section 409A of the Code, and the Plan and the terms and conditions of all Awards shall be interpreted accordingly.

7.8 Term.

No Award shall be granted under the Plan after June 22, 2031.

7.9 Gender and Number.

Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular, and the singular shall include the plural.

7.10 Headings.

The headings of the Articles and their subparts contained in this Plan are for the convenience of reading and reference purposes only and shall not affect the meaning, interpretation or be meant to be of substantive significance of this Plan.

ARTICLE VIII

AMENDMENT OF THE PLAN

The Board of Directors may amend, alter, or discontinue the Plan, but no amendment, alteration, or discontinuation shall be made which would impair an outstanding Award under the Plan. Notwithstanding the foregoing, stockholder approval of an amendment to the Plan shall be required to the extent required by law or by applicable listing or exchange requirements. Nothing in this Article VIII shall permit the Board to distribute Awards on discontinuance of the Plan if such a distribution would result in taxation under Code section 409A.

ARTICLE IX

STOCKHOLDER APPROVAL

The Plan is conditional upon stockholder approval of the Plan and the Plan shall be null and void if the Plan is not so approved by the Company's stockholders.

Appendix D:
Amended and Restated Certificate of Incorporation of Mastercard Incorporated

Mastercard Incorporated (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

A. The name of the Corporation is Mastercard Incorporated. The Corporation was originally incorporated under the name Mastercard Incorporated. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on May 9, 2001.

B. This Amended and Restated Certificate of Incorporation, which amends and restates the Corporation's Amended and Restated Certificate of Incorporation in its entirety, was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware (the "DGCL").

C. The Amended and Restated Certificate of Incorporation of the Corporation shall read in its entirety as follows:

ARTICLE I

Section 1.1. Name. The name of the Corporation is Mastercard Incorporated (the "Corporation").

ARTICLE II

Section 2.1. Address. The registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, New Castle County, Delaware 19801; and the name of the Corporation's registered agent at such address is The Corporation Trust Company.

ARTICLE III

Section 3.1. Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

ARTICLE IV

Section 4.1. Capitalization. The total number of shares of all classes of stock that the Corporation is authorized to issue is 4,500,000,000 shares, consisting of (i) 300,000,000 shares of Preferred Stock, par value $.0001 per share ("Preferred Stock"), (ii) 3,000,000,000 shares of Class A Common Stock, par value $.0001 per share ("Class A Common Stock") and (iii) 1,200,000,000 shares of Class B Common Stock, par value $.0001 per share ("Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"). The number of authorized shares of any of the Class A Common Stock, Class B Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of any of the Class A Common Stock, Class B Common Stock or Preferred Stock voting separately as a class shall be required therefor.

Section 4.2. Preferred Stock.

(A) The Board of Directors of the Corporation (the "Board") is hereby expressly authorized, by resolution or resolutions, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the powers, preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

(B) Except as otherwise required by law, holders of a series of Preferred Stock, as such, shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Amended and Restated Certificate of Incorporation (including any certificate of designations relating to such series).

Section 4.3. <u>Common Stock</u>.

(A) *Voting Rights*.

(1) Each holder of Class A Common Stock, as such, shall be entitled to one vote for each share of Class A Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; *provided, however*, that to the fullest extent permitted by law, holders of Class A Common Stock, as such, shall have no voting power with respect to, and shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or pursuant to the DGCL.

(2) To the fullest extent permitted by law, holders of Class B Common Stock, as such, shall have no voting power and shall not be entitled to vote on any matter.

(B) *Dividends and Distributions*.

Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Class A Common Stock and the Class B Common Stock with respect to the payment of dividends, dividends may be declared and paid on the Class A Common Stock and the Class B Common Stock out of the assets of the Corporation that are by law available therefor at such times and in such amounts as the Board in its discretion shall determine. Except as otherwise required by the DGCL, in any circumstance where the Corporation may declare dividends or otherwise make distributions (including, without limitation, any distribution on liquidation, dissolution or winding-up of the Corporation) on either the Class A Common Stock or Class B Common Stock, the Corporation shall declare the same per share dividends or make the same per share distributions, as the case may be, on such other class of Common Stock; *provided, however*, that if any such dividends or distributions are declared with respect to the Class A

Common Stock in the form of additional shares of Class A Common Stock, such dividends or distributions shall be made with respect to the Class B Common Stock in the form of an equivalent number of shares of Class B Common Stock and if any such dividends or distributions are declared with respect to the Class B Common Stock in the form of additional shares of Class B Common Stock, such dividends or distributions shall be made with respect to the Class A Common Stock in the form of an equivalent number of shares of Class A Common Stock.

(C) *Ownership of Class B Common Stock*. Class B Common Stock may only be held by (i) a Class A member or affiliate member of Mastercard International Incorporated ("<u>Mastercard International</u>"), (ii) the Corporation or a subsidiary thereof or (iii) a director, officer or employee of the Corporation or a subsidiary thereof.

Any transfer or purported transfer that would result in a violation of the immediately preceding sentence shall be void *ab initio* and any shares of Class B Common Stock held in violation of this Section 4.3(C) may be redeemed by the Corporation, or its designee, at a price per share equal to the lesser of (i) the per share consideration paid in the transaction that resulted in such violative transfer (or, in the case of a devise, gift or other such transaction without consideration, the Market Price at the time of such devise or gift or other such transaction) and (ii) the Market Price on the date the Corporation, or its designee, elects to redeem such shares.

(D) *Conversion*.

(1) (A) Any holder of Class B Common Stock may, at any time and from time to time at such holder's option, convert all or any portion of such holder's shares of Class B Common Stock into an equal number of fully paid and nonassessable shares of Class A Common Stock by delivery of written or electronic notice (or such other reasonable means as the Corporation may establish) to the Corporation (and, if such shares are held in certificated form, delivery and surrender to the Corporation of the certificates representing the shares of Class B Common Stock to be so converted); *provided, however*, that nothing herein shall entitle any Person to convert Class B Common Stock into Class A Common Stock if this would result in any Member (including such Person) Beneficially Owning any share of Class A Common Stock except as permitted pursuant to Section 4.3(D)(1)(B). Subject to the provisos contained in the immediately preceding sentence, a conversion pursuant to this Section 4.3(D)(1)(A) may be effected in connection with a transfer of shares Beneficially Owned by a Member. Upon such delivery of written notice (and, if applicable, surrender of certificates) pursuant to this

Section 4.3(D)(1)(A), the Corporation shall deliver or cause to be delivered to or upon the written order of the record owner of such shares of Class B Common Stock the number of fully paid and nonassessable shares of Class A Common Stock into which the shares of such Class B Common Stock have been converted in accordance with the provisions of this Section 4.3(D)(1)(A). The Corporation may, in connection with any conversion pursuant to this Section 4.3(D)(1)(A), require such evidence as the Board may determine in its sole discretion, that following such conversion the shares shall not be Beneficially Owned by a Member except as permitted pursuant to Section 4.3(D)(1)(B). The Board may from time to time establish such procedures as it may in its sole and absolute discretion determine to be necessary or desirable for the orderly conversion of Class B Common Stock, which procedures shall be binding upon the holders of Class B Common Stock.

(B) Following the occurrence of a conversion pursuant to Section 4.3(D)(1)(A) and prior to sale, Members shall be permitted to Beneficially Own Class A Common Stock for a period which shall not exceed 30 days (such period, the "Transitory Ownership Period"); provided, however, that during the Transitory Ownership Period, Members shall not be permitted to vote any shares of Class A Common Stock Beneficially Owned by them.

(2) The Corporation will pay any and all documentary, stamp or similar issue or transfer taxes payable in respect of the issue or delivery of shares of Class A Common Stock on the conversion of shares of Class B Common Stock pursuant to Section 4.3(D)(1)(A); provided, however, that the Corporation shall not be required to pay any taxes which may be payable in respect of any registration of transfer involved in the issue or delivery of shares of Class A Common Stock in a name other than that of the record owner of Class B Common Stock converted or to be converted, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of any such taxes or has established, to the reasonable satisfaction of the Corporation, that such taxes have been paid.

(3) As long as any shares of Class B Common Stock shall be outstanding, the Corporation shall reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of shares of Class B Common Stock, that number of shares of Class A Common Stock necessary to effect the conversion of all of the then outstanding shares of Class B Common Stock. If at any time the Board determines that the number of authorized but unissued shares of Class A Common Stock would be insufficient to effect the conversion of all of the then outstanding shares of Class B Common Stock, the Board shall use all reasonable efforts to cause the Corporation's authorized but unissued shares of Class A Common Stock to be increased to such number of shares as shall be sufficient to effect such conversion.

(4) Upon the occurrence of a conversion pursuant to Section 4.3(D)(1)(A), the Class B Common Stock so converted shall be retired and may not be reissued.

(5) Shares of Class A Common Stock shall not be convertible into any other class or series.

(E) *Liquidation, Dissolution or Winding Up*. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and of the preferential and other amounts, if any, to which the holders of Preferred Stock shall be entitled, the holders of all outstanding shares of Class A Common Stock and Class B Common Stock shall be entitled to receive the remaining assets of the Corporation available for distribution ratably in proportion to the number of shares held by each such stockholder.

(F) *Mergers, Consolidation, Etc*. In the event that the Corporation shall enter into any consolidation, merger, combination or other transaction in which shares of Class A Common Stock or Class B Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then, and in such event, the shares of each such class of Common Stock shall be exchanged for or changed into the same per share amount of stock, securities, cash and/or any other property, as the case may be, into which or for which each share of the other class of Common Stock is exchanged or changed; provided, however, that if shares of Class A Common Stock or Class B Common Stock are exchanged for or changed into shares of capital stock, such shares so exchanged for or changed into may differ to the extent and only to the extent that the Class A Common Stock and the Class B Common Stock differ as provided herein.

(G) *Adjustments*. In the event that the Corporation shall, at any time when any shares of Class B Common Stock are outstanding, effect a subdivision, combination or consolidation of the outstanding shares of Class A Common Stock (by reclassification or otherwise) into a greater or lesser number of shares of Class A Common Stock, then in each case the

Corporation shall, at the same time, effect an equivalent subdivision, combination or consolidation of the outstanding shares of Class B Common Stock (by reclassification or otherwise) into a greater or lesser number of shares of Class B Common Stock. In the event that the Corporation shall at any time when any shares of Class A Common Stock are outstanding effect a subdivision, combination or consolidation of the outstanding shares of Class B Common Stock (by reclassification or otherwise) into a greater or lesser number of shares of Class B Common Stock, then in each case the Corporation shall, at the same time, effect an equivalent subdivision, combination or consolidation of the outstanding shares of Class A Common Stock (by reclassification or otherwise) into a greater or lesser number of shares of Class A Common Stock.

(H) *Limitations on Beneficial Ownership of Class A Common Stock and Class B Common Stock.*

(1) Except as permitted pursuant to Section 4.3(D)(1), no Member or Similar Person (as defined below) shall Beneficially Own any share of Class A Common Stock or any share of any other class or series of stock of the Corporation entitled to vote generally in the election of directors ("Other Voting Stock"). Any Beneficial Ownership in violation of this Section 4.3(H)(1) (including, for the avoidance of doubt, any Beneficial Ownership of a Person that shall thereafter become a Member or Similar Person) shall be subject to the provisions set forth in Section 4.3(H)(5)-(8).

(2) No Person shall Beneficially Own (a) shares of Class A Common Stock representing more than 15% of the aggregate outstanding shares or voting power of Class A Common Stock; (b) shares of any class or series of Other Voting Stock representing more than 15% of the aggregate outstanding shares or voting power of such class or series of Other Voting Stock; or (c) shares of Class A Common Stock and/or Other Voting Stock representing more than 15% of the aggregate voting power of all the then outstanding shares of stock of the Corporation entitled to vote at an election of directors, voting as a single class. Any Beneficial Ownership in violation of this Section 4.3(H)(2) shall be subject to the provisions set forth in Section 4.3(H)(5)-(8).

(3) (a) Notwithstanding Section 4.3(H)(2), The Mastercard Foundation may Beneficially Own more than 15% of the aggregate outstanding shares of Class A Common Stock; *provided* that The Mastercard Foundation shall not Beneficially Own more than 20% of the aggregate outstanding shares of Class A Common Stock.

(b) Notwithstanding Section 4.3(H)(1) and (2), an underwriter that participates in a public offering or a private placement of Class A Common Stock or Other Voting Stock (or securities convertible into or exchangeable for Class A Common Stock or Other Voting Stock) may Beneficially Own shares of Class A Common Stock or Other Voting Stock (or securities convertible into or exchangeable for Class A Common Stock or Other Voting Stock) in excess of the limitations on Beneficial Ownership set forth in Section 4.3(H)(1) and (2) but only to the extent necessary to facilitate such public offering or private placement.

(c) A Person (including, without limitation, a Member or Similar Person) shall not be deemed to Beneficially Own shares of Class A Common Stock or Other Voting Stock (or securities convertible into or exchangeable for Class A Common Stock or Other Voting Stock) for purposes of Section 4.3(H)(1) and (2) if such shares of Class A Common Stock or Other Voting Stock (or securities convertible into or exchangeable for Class A Common Stock or Other Voting Stock) are (x) held for the benefit of third parties or in customer or fiduciary accounts in the ordinary course of such Person's business and if such shares are held by such Person without the purpose or effect of changing or influencing control of the Corporation or (y) are held by the designated market maker for the Class A Common Stock or the New York Stock Exchange (or, if the Corporation elects to list the Class A Common Stock on a different securities exchange, the market maker for the Class A Common Stock designated by such exchange or, failing such a designation, by the Corporation) in the ordinary course of such designated market maker's business, if such shares are held by such designated market maker without the purpose or effect of changing or influencing control of the Corporation.

(4) *Definitions.* Capitalized terms defined below shall have the meanings assigned to them below when used throughout this Amended and Restated Certificate of Incorporation. In the case of any ambiguity in the definition of any of the capitalized terms defined below or elsewhere in this Amended and Restated Certificate of Incorporation, the Board of the Corporation shall have the power to resolve such ambiguity in its sole and absolute discretion.

(a) "Affiliate" shall have the meaning assigned to such term in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*") (or any successor rule).

(b) "Beneficial Owner" shall have the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act (or any successor rules), except that in calculating the beneficial ownership of any particular Person, such Person will be deemed to have beneficial ownership of all securities that such Person has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms "Beneficially Owns", "Beneficial Ownership" and "Beneficially Owned" have a corresponding meaning.

(c) "Charitable Beneficiary" shall mean one or more beneficiaries of the Trust as determined pursuant to Section 4.3(H)(7)(f), *provided* that each such organization must be described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code (or any successor provisions).

(d) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

(e) "Market Price" of a security on any date shall mean the last reported sale price for such security, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, for such security, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if such security is not listed or admitted to trading on the New York Stock Exchange, as reported on the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such security is listed or admitted to trading or, if such security is not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or, if such system is no longer in use, the principal other automated quotation system that may then be in use or, if such security is not quoted by any such organization, the average of the closing bid and asked prices

as furnished by a professional market maker making a market in such security selected by the Board or, in the event that no trading price is available for such security, the fair market value of such security as determined in good faith by the Board.

(f) "Member" shall mean any Person that on May 30, 2006 was or thereafter shall have become or shall become, a Class A member or affiliate member of Mastercard International or licensee of any of the Corporation's or Mastercard International's brands, or an Affiliate of any of the foregoing, whether or not such Person continues to retain such status.

(g) "Person" shall mean an individual, corporation, partnership, limited liability company, estate, trust (including a trust qualified under Sections 401(a) or 501(c)(17) of the Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity and also includes a group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

(h) "Prohibited Owner" shall mean, with respect to any purported Transfer, any Person who, but for the provisions of Section 4.3(H)(1) or (2), would Beneficially Own shares of Class A Common Stock and/or Other Voting Stock, and if appropriate in the context, shall also mean any Person who would have been the record owner of the shares that the Prohibited Owner would have so owned.

(i) "Similar Person" shall mean any Person that is an operator, member or licensee of any general purpose payment card system that competes with the Corporation, or any Affiliate of such a Person.

(j) "The Mastercard Foundation" shall mean The Mastercard Foundation, a legal entity incorporated as a corporation without share capital under the Canada Corporations Act.

(k) "Transfer" shall mean any issuance, sale, transfer, gift, assignment, devise or other disposition, as well as any other event that causes any Person to acquire Beneficial Ownership, or any agreement to take any such actions or cause any such events, of

Class A Common Stock, Class B Common Stock and/or Other Voting Stock or the right to vote Class A Common Stock and/or Other Voting Stock, including (a) the granting or exercise of any option (or any disposition of any option), (b) any disposition of any securities or rights convertible into or exchangeable for Class A Common Stock, Class B Common Stock and/or Other Voting Stock or any interest in Class A Common Stock, Class B Common Stock and/or Other Voting Stock or any exercise of any such conversion or exchange right and (c) Transfers of interests in other entities that result in changes in Beneficial Ownership of Class A Common Stock, Class B Common Stock and/or Other Voting Stock; in each case, whether voluntary or involuntary, whether owned of record, or Beneficially Owned and whether by operation of law or otherwise. The terms "Transferring" and "Transferred" shall have the correlative meanings.

(l) "Trust" shall mean any trust as defined in Section 4.3(H)(5)(a).

(m) "Trustee" shall mean a Person unaffiliated with the Corporation, a Prohibited Owner or any Member or Similar Person, that is appointed by the Corporation to serve as trustee of a Trust.

(5) *Violative Transfer*. If any Transfer is purportedly effected which, if effective, would result in any Person Beneficially Owning shares of Class A Common Stock and/or Other Voting Stock in violation of Section 4.3(H)(1) or (2), then the intended transferee shall acquire no rights in respect of such shares, including, without limitation, voting rights or rights to dividends or other distributions with respect to such shares and:

(a) that number of shares of the Class A Common Stock and/or Other Voting Stock the Beneficial Ownership of which otherwise would cause such Person to violate Section 4.3(H)(1) or (2) (rounded to the next highest whole share) shall be automatically transferred to a trust ("Trust") for the benefit of a Charitable Beneficiary, effective as of the close of business on the business day prior to the date of such transfer, and such Person shall acquire no rights in such shares; or

(b) if the transfer to the Trust described in clause (a) of this Section 4.3(H)(5) would not be effective for any reason to prevent the violation of Section 4.3(H)(1) or (2), as applicable, then, subject to Section 4.3(H)(9) hereof, the Transfer of that number of shares of Class A Common Stock and/or Other Voting Stock that otherwise

would cause any Person to violate Section 4.3(H)(1) or (2) shall be void *ab initio*.

(6) *Remedies for Breach*. If the Board shall at any time determine in good faith that a Transfer or other event has purportedly taken place that, if effected would result in a violation of Section 4.3(H)(1) or (2) or that a Person intends to acquire or has attempted to acquire Beneficial Ownership of any shares of Class A Common Stock and/or Other Voting Stock in violation of Section 4.3(H)(1) or (2) (whether or not such violation is intended), the Board shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or other event, including, without limitation, causing the Corporation to redeem shares pursuant to Section 4.3(H)(7)(e), refusing to give effect to such Transfer on the books of the Corporation or instituting proceedings to enjoin such Transfer or other event; *provided, however*, that any Transfer or attempted Transfer or other event in violation of Section 4.3(H)(1) or (2) shall automatically result in the Transfer to a Trust, and, where applicable, such Transfer (or other event) in violation of Section 4.3(H)(1) or (2) shall be void *ab initio* irrespective of any action (or non-action) by the Board.

(7) *Transfer of Class A Common Stock and/or Other Voting Stock in Trust*.

(a) *Ownership in Trust*. Upon any purported Transfer that would result in a transfer of shares of Class A Common Stock and/or Other Voting Stock to a Trust pursuant to Section 4.3(H)(5), such shares shall be deemed to have been Transferred to the trustee of the Trust for the exclusive benefit of one or more Charitable Beneficiaries. Such Transfer to the Trustee shall be deemed to be effective as of the close of business on the business day prior to the date of such purported Transfer or other event that results in the Transfer to the Trust pursuant to Section 4.3(H)(5). The Trustee shall be appointed by the Corporation and shall be a Person unaffiliated with the Corporation and any Prohibited Owner or Member. Each Charitable Beneficiary shall be designated by the Corporation as provided in Section 4.3(H)(7)(f).

(b) *Status of Shares Held by the Trustee*. Shares of Class A Common Stock and/or Other Voting Stock held by the Trustee shall be issued and outstanding shares of Class A Common Stock and/or Other Voting Stock, respectively, of the Corporation. The Prohibited

Owner shall have no rights in the shares held by the Trustee. The Prohibited Owner shall not benefit economically from ownership of any shares held in trust by the Trustee, shall have no rights to dividends or other distributions and shall not possess any rights to vote or other rights attributable to the shares held in the Trust.

(c) *Dividend and Voting Rights*. The Trustee shall have all voting rights and rights to dividends or other distributions with respect to shares of Class A Common Stock and/or Other Voting Stock held in the Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to the discovery by the Corporation that the shares of Class A Common Stock and/or Other Voting Stock have been transferred to the Trustee shall be paid by the recipient of such dividend or distribution to the Trustee upon demand and any dividend or other distribution authorized but unpaid shall be paid when due to the Trustee. Any dividend or distribution so paid to the Trustee shall be held in trust for the Charitable Beneficiary. The Prohibited Owner shall have no voting rights with respect to shares held in the Trust and, subject to the DGCL, effective as of the date that the shares of Class A Common Stock and/or Other Voting Stock have been transferred to the Trustee, the Trustee shall have the authority (at the Trustee's sole discretion) (i) to rescind as void any vote cast by a Prohibited Owner prior to the discovery by the Corporation that the shares of Class A Common Stock and/or Other Voting Stock have been transferred to the Trustee and (ii) to recast such vote in accordance with the desires of the Trustee acting for the benefit of the Charitable Beneficiary; *provided, however*, that if the Corporation has already taken corporate action pursuant to such vote, then the Trustee shall not have the authority to rescind and recast such vote. Notwithstanding the provisions of this Section 4.3(H), until the Corporation has received notification that shares of Class A Common Stock and/or Other Voting Stock have been transferred into a Trust, the Corporation shall be entitled to rely on its share transfer and other stockholder records for purposes of preparing lists of stockholders entitled to vote at meetings, determining the validity and authority of proxies and otherwise conducting votes of stockholders.

(d) *Sale of Shares by Trustee*. Within 20 days of receiving notice from the Corporation that shares of Class A Common Stock and/or

Other Voting Stock have been transferred to the Trust, the Trustee of the Trust shall sell the shares held in the Trust to a Person, designated by the Trustee, whose ownership of the shares will not violate the ownership limitations set forth in Section 4.3(H)(1) or (2), as applicable. Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as provided in this Section. The Prohibited Owner shall receive the lesser of (1) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Trust (e.g., in the case of a gift, devise or other such transaction), the Market Price of the shares on the day of the event causing the shares to be held in the Trust and (2) the price per share received by the Trustee (net of any commissions and other expenses of sale) from the sale or other disposition of the shares held in the Trust. The Trustee may reduce the amount payable to the Prohibited Owner by the amount of dividends and distributions which have been paid to the Prohibited Owner and are owed by the Prohibited Owner to the Trustee pursuant to Section 4.3(H)(7)(c). Any net sales proceeds in excess of the amount payable to the Prohibited Owner shall be immediately paid to the Charitable Beneficiary. If, prior to the discovery by the Corporation that shares of Class A Common Stock and/or Other Voting Stock have been transferred to the Trustee, such shares are sold by a Prohibited Owner, then (i) such shares shall be deemed to have been sold on behalf of the Trust and (ii) to the extent that the Prohibited Owner received an amount for such shares that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to this Section 4.3(H)(7)(d), such excess shall be paid to the Trustee upon demand.

(e) *Right to Redeem Stock Transferred to the Trustee*. Shares of Class A Common Stock and/or Other Voting Stock transferred to the Trustee may be redeemed by the Corporation, or its designee, at a price per share equal to the lesser of (i) the per share consideration paid in the transaction that resulted in such transfer to the Trust (or, in the case of a devise, gift or other such transaction without consideration, the Market Price at the time of such devise or gift or other such transaction) and (ii) the Market Price on the date the Corporation, or its designee, elects to redeem such shares. The

Corporation may reduce the amount payable to the Prohibited Owner by the amount of dividends and distributions which have been paid to the Prohibited Owner and are owed by the Prohibited Owner to the Trustee pursuant to Section 4.3(H)(7)(c). The Corporation may pay the amount of such reduction to the Trustee for the benefit of the Charitable Beneficiary. The Corporation shall have the right to redeem such shares until the Trustee has sold the shares held in the Trust pursuant to Section 4.3(H)(7)(d). Upon such a redemption, the interest of the Charitable Beneficiary in the shares shall terminate and the Trustee shall distribute the net proceeds of the redemption to the Prohibited Owner.

(f) *Designation of Charitable Beneficiaries*. By written notice to the Trustee, the Corporation shall designate one or more nonprofit organizations to be the Charitable Beneficiary of the interest in the Trust such that the shares of Class A Common Stock and/or Other Voting Stock held in the Trust would not violate the restrictions set forth in Section 4.3(H)(1) or (2) in the hands of such Charitable Beneficiary.

(8) *Notice of Restricted Transfer*. Any Person who acquires or attempts or intends to acquire Beneficial Ownership of shares of Class A Common Stock and/or Other Voting Stock that will or may violate Section 4.3(H)(1) or (2) or any Person who would have owned shares of Class A Common Stock and/or Other Voting Stock that resulted in a transfer to the Trust pursuant to the provisions of Section 4.3(H)(5) shall immediately give written notice to the Corporation of such event, or in the case of such a proposed or attempted transaction, give at least 15 days prior written notice, and shall provide to the Corporation such other information as the Corporation may request in order to determine the effect, if any, of such Transfer on the Corporation.

(9) *NYSE Transactions*. Nothing in Section 4.3(H) shall preclude the settlement of any transaction entered into through the facilities of the New York Stock Exchange or any other national securities exchange or automated inter-dealer quotation system. The fact that the settlement of any transaction occurs shall not negate the effect of any other provision of this Section 4.3(H) and any transferee in such a transaction shall be subject to all of the provisions and limitations set forth in this Section 4.3(H).

(10) *Ambiguity*. In the case of an ambiguity in the application of any of the provisions of this Section 4.3(H), the Board of the Corporation shall have the power to determine the application of the provisions of this Section 4.3(H) with respect to any situation based on the facts known to it. In the event Section 4.3(H)(6) or (7) requires or permits an action or determination by the Board and this Amended and Restated Certificate of Incorporation fails to provide specific guidance with respect to such action or determination, the Board shall have the power to determine the action to be taken or determination to be made in its sole and absolute discretion so long as such action or determination is not contrary to the provisions of Section 4.3(H). Absent a decision to the contrary by the Board (which the Board may make in its sole and absolute discretion), if a Person would have (but for the remedies set forth in Section 4.3(H)(6)) acquired Beneficial Ownership of Class A Common Stock and/or Other Voting Stock in violation of Section 4.3(H)(1) or (2), such remedies (as applicable) shall apply first, to the shares of Class A Common Stock and/or Other Voting Stock which, but for such remedies, would have been owned directly by such Person, second, to the shares which, but for such remedies, would have been wholly Beneficially Owned (but not owned directly) by such Person, and thereafter, to the shares which, but for such remedies, would have been Beneficially Owned by such Person, pro rata among the Persons who directly own such shares of Class A Common Stock and/or Other Voting Stock based upon the relative number of the shares of Class A Common Stock and/or Other Voting Stock held by each such Person.

(11) *Enforcement*. The Corporation is authorized specifically to seek equitable relief, including injunctive relief, to enforce the provisions of this Section 4.3(H).

(12) *Non-Waiver*. No delay or failure on the part of the Corporation or the Board in exercising any right hereunder shall operate as a waiver of any right of the Corporation or the Board, as the case may be, except to the extent specifically waived in writing.

(I) *Legend*. Any certificate for shares of Common Stock shall bear a legend that the shares represented by such certificates are subject to the restrictions on transferability set forth herein.

ARTICLE V

Section 5.1. <u>By-Laws</u>. In furtherance and not in limitation of the powers conferred by the DGCL, the Board is expressly authorized to make, amend, alter, change, add to or repeal the by-laws of the Corporation without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or this Amended and Restated Certificate of Incorporation. Notwithstanding anything to the contrary contained in this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to alter, amend or repeal any provision of the by-laws of the Corporation or to adopt any provision inconsistent therewith.

ARTICLE VI

Section 6.1. Board of Directors: Composition.

(A) The business and affairs of the Corporation shall be managed by or under the direction of a Board consisting of not less than three directors or more than fifteen directors, the exact number of directors to be determined from time to time by resolution adopted by affirmative vote of a majority of the Board. Any directors that may be elected by the holders of any series of Preferred Stock shall be included within the number of directors fixed by or pursuant to this Section 6.1(A).

(B) Subject to the succeeding provisions of this Section 6.1(B), the directors shall be divided into three classes designated Class I, Class II and Class III. Each class shall consist, as nearly as possible, of one-third of the total number of directors constituting the entire Board and at each annual meeting of stockholders prior to the 2011 annual meeting of stockholders successors to the class of directors whose term expires at that annual meeting shall be elected for a term expiring at the third succeeding annual meeting of stockholders. At each annual meeting of stockholders commencing with the 2011 annual meeting of stockholders, directors elected to succeed those directors whose terms then expire shall be elected for a term expiring at the next annual meeting of stockholders. Commencing with the 2013 annual meeting of stockholders, the foregoing classification of the Board of Directors shall cease. If the number of directors is changed prior to the 2013 annual meeting of stockholders, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class. If the number of directors is increased at or following the 2013 annual meeting

of stockholders, any additional director elected to fill a newly created directorship resulting from such increase shall hold office for a term expiring at the next annual meeting of stockholders. In no case shall a decrease in the number of directors remove or shorten the term of any incumbent director.

(C) A majority of the total number of directors then in office (but not less than one-third of the number of directors constituting the entire Board) shall constitute a quorum for the transaction of business; *provided*, that a quorum shall not be constituted unless directors who are neither Industry Directors nor officers or employees of the Corporation or any of its subsidiaries represent a majority of the directors present. Except as otherwise provided by law, this Amended and Restated Certificate of Incorporation or the by-laws of the Corporation, the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board. "Industry Director" means any director, other than a director who is an officer or employee of the Corporation or any of its subsidiaries, who is presently, or who has been, within the prior eighteen months, previously affiliated with a Member or Similar Person.

(D) A director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

(E) Directors need not be elected by written ballot unless the by-laws shall so provide.

Section 6.2. Board of Directors: Vacancies. Any newly created directorship on the Board that results from an increase in the number of directors and any vacancy occurring in the Board shall be filled only by a majority of the directors then in office who are not Industry Directors, although less than a quorum, or by a sole remaining director who is not an Industry Director. Notwithstanding the immediately preceding sentence, if the Board shall be comprised only of Industry Directors, any newly created directorship on the Board that results from an increase in the number of directors and any vacancy occurring in the Board shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Prior to the 2013 annual meeting of stockholders, if any applicable provision of the DGCL expressly confers power on stockholders to fill such a directorship at a special meeting of stockholders, such a directorship may be filled at such meeting only by the affirmative vote of at least 80% of the votes cast thereon by the outstanding shares of the

Corporation then entitled to vote at an election of directors, voting together as a single class. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor.

Section 6.3. Removal of Directors. Prior to the 2013 annual meeting of stockholders, directors may be removed with or without cause, but only by the affirmative vote of at least 80% in voting power of all the then outstanding shares of stock of the Corporation entitled to vote at an election of directors, voting as a single class. Commencing with the 2013 annual meeting of stockholders, directors may be removed with or without cause, by the holders of a majority of shares then entitled to vote at an election of directors.

Section 6.4. Election of Directors by Preferred Stock Holders. Notwithstanding the foregoing, whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal, filling of vacancies and other features of such directorships shall be governed by the terms of this Amended and Restated Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) applicable thereto, and such directors so elected shall not be divided into classes pursuant to this Article VI unless expressly provided by such terms.

ARTICLE VII

Section 7.1. Meetings of Stockholders. Any action required or permitted to be taken by the holders of the Common Stock of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders; *provided, however*, that any action required or permitted to be taken by the holders of Class B Common Stock, voting separately as a class, or, to the extent expressly permitted by the certificate of designation relating to one or more series of Preferred Stock, by the holders of such series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant class or series having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at

which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock, special meetings of the stockholders of the Corporation may be called only by or at the direction of the Board, the Chairman of the Board or the Chief Executive Officer of the Corporation.

ARTICLE VIII

Section 8.1. Limited Liability of Directors. No director of the Corporation will have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Neither the amendment nor the repeal of this Article VIII shall eliminate or reduce the effect thereof in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article VIII would accrue or arise, prior to such amendment or repeal.

ARTICLE IX

Section 9.1. Indemnification. To the fullest extent permitted by the law of the State of Delaware as it presently exists or may hereafter be amended, the Corporation shall indemnify any person (and such person's heirs, executors or administrators) who was or is made or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding (brought in the right of the Corporation or otherwise), whether civil, criminal, administrative or investigative, and whether formal or informal, including appeals, by reason of the fact that such person, or a person for whom such person was the legal representative, is or was a director or officer of the Corporation, or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, limited liability company, nonprofit entity or other enterprise, for and against all loss and liability suffered and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement reasonably incurred by such person or such heirs, executors or administrators in connection with such action, suit or proceeding, including appeals. Notwithstanding the preceding sentence, except as otherwise provided in Section 9.3, the Corporation shall be required to indemnify a person described in such sentence in connection with any action, suit or proceeding (or part thereof) commenced by such person only if the commencement of such action, suit or proceeding (or part thereof) by such person was authorized by the Board.

Section 9.2. Advance of Expenses. To the fullest extent permitted by the laws of the State of Delaware, the Corporation shall promptly pay expenses (including attorneys' fees) incurred by any person described in Section 9.1 in appearing at, participating in or defending any action, suit or proceeding in advance of the final disposition of such action, suit or proceeding, including appeals, upon presentation of an undertaking on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified under this Article IX or otherwise. Notwithstanding the preceding sentence, except as otherwise provided in Section 9.3, the Corporation shall be required to pay expenses of a person described in such sentence in connection with any action, suit or proceeding (or part thereof) commenced by such person only if the commencement of such action, suit or proceeding (or part thereof) by such person was authorized by the Board.

Section 9.3. Unpaid Claims. If a claim for indemnification (following the final disposition of such action, suit or proceeding) or advancement of expenses under this Article IX is not paid in full within thirty days after a written claim therefor by any person described in Section 9.1 has been received by the Corporation, such person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that such person is not entitled to the requested indemnification or advancement of expenses under applicable law.

Section 9.4. Insurance. To the fullest extent permitted by the laws of the State of Delaware, the Corporation may purchase and maintain insurance on behalf of any person described in Section 9.1 against any liability asserted against such person, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article IX or otherwise.

Section 9.5. Non-Exclusivity of Rights. The provisions of this Article IX shall be applicable to all actions, claims, suits or proceedings made or commenced after the adoption hereof, whether arising from acts or omissions to act occurring before or after its adoption. The provisions of this Article IX

shall be deemed to be a contract between the Corporation and each director or officer (or legal representative thereof) who serves in such capacity at any time while this Article IX and the relevant provisions of the laws of the State of Delaware and other applicable law, if any, are in effect, and any alteration, amendment, or repeal hereof shall not affect any rights or obligations then existing with respect to any state of facts or any action, suit or proceeding then or theretofore existing, or any action, suit or proceeding thereafter brought or threatened based in whole or in part on any such state of facts. If any provision of this Article IX shall be found to be invalid or limited in application by reason of any law or regulation, it shall not affect the validity of the remaining provisions hereof. The rights of indemnification provided in this Article IX shall neither be exclusive of, nor be deemed in limitation of, any rights to which any person may otherwise be or become entitled or permitted by contract, this Amended and Restated Certificate of Incorporation, the by-laws of the Corporation, vote of stockholders or directors or otherwise, or as a matter of law, both as to actions in such person's official capacity and actions in any other capacity, it being the policy of the Corporation that indemnification of any person whom the Corporation is obligated to indemnify pursuant to Section 9.1 shall be made to the fullest extent permitted by law.

Section 9.6. For purposes of this Article IX, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries.

Section 9.7. This Article IX shall not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to, and purchase and maintain insurance on behalf of, persons other than persons described in Section 9.1.

ARTICLE X

Section 10.1. Severability. If any provision or provisions of this Amended and Restated Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Amended and Restated Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Amended and Restated Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible, the provisions of this Amended and Restated Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Amended and Restated Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

ARTICLE XI

Section 11.1. <u>Section 203 of the DGCL</u>. The Corporation hereby expressly elects not to be subject to the provisions of Section 203 of the DGCL.

Section 11.2. <u>Business Combinations with Interested Stockholders</u>. Notwithstanding the foregoing, the Corporation shall not engage in any business combination (as defined below), with any interested stockholder (as defined below) for a period of three (3) years following the time that such stockholder became an interested stockholder, unless:

(a) prior to such time, the Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or

(b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least eighty-five percent (85%) of the voting stock (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers of the Corporation and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

(c) at or subsequent to such time, the business combination is approved by the Board and authorized at an annual or special

meeting of stockholders, and not by written consent, by the affirmative vote of at least a majority of the outstanding voting stock of the Corporation which is not owned by the interested stockholder.

Section 11.3. <u>Exceptions to Prohibition</u>. The restrictions contained in this ARTICLE XI shall not apply if:

(a) a stockholder becomes an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between the Corporation and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership; or

(b) the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the second sentence of this Section 11.3(b) of ARTICLE XI; (ii) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the Board; and (iii) is approved or not opposed by a majority of the directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three (3) years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the Corporation (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of the stockholders of the Corporation is required); (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation (other than to any direct or indirect wholly-owned subsidiary or to the Corporation) having an aggregate market value equal to fifty percent (50%) or more of either that aggregate market value of all of the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the

Corporation; or (z) a proposed tender or exchange offer for fifty percent (50%) or more of the outstanding voting stock of the Corporation. The Corporation shall give not less than twenty (20) days' notice to all interested stockholders prior to the consummation of any of the transactions described in clause (x) or (y) of the second sentence of this Section 11.3(b) of ARTICLE XI.

Section 11.4. <u>Certain Definitions</u>. Solely for purposes of this ARTICLE XI, references to:

(a) "affiliate" means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(b) "associate," when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of twenty percent (20%) or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a twenty percent (20%) beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(c) "business combination," when used in reference to the Corporation and any interested stockholder of the Corporation, means:

(i) any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (a) with the interested stockholder, or (b) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation Section 11.2 is not applicable to the surviving entity;

(ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which

assets have an aggregate market value equal to ten percent (10%) or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

(iii) any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (a) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (b) pursuant to a merger under Section 251(g) of the DGCL; (c) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (d) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (e) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (c)-(e) of this subsection (iii) shall there be an increase in the interested stockholder's proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);

(iv) any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

(v) Any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in subsections (c)(i)-(iv) of this Section 11.4) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

(d) "control," including the terms "controlling," "controlled by" and "under common control with," means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of twenty percent (20%) or more of the outstanding voting stock of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this ARTICLE XI, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(e) "interested stockholder" means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of fifteen percent (15%) or more of the outstanding voting stock of the Corporation, or (ii) is an affiliate or associate of the Corporation and was the owner of fifteen percent (15%) or more of the outstanding voting stock of the Corporation at any time within the three (3) year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person; but "interested stockholder" shall not include any person whose ownership of shares in excess of the fifteen percent (15%) limitation set forth herein is the result of action taken solely by the Corporation; provided that such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested

stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of "owner" below but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(f) "owner," including the terms "own" and "owned," when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:

1. beneficially owns such stock, directly or indirectly;

2. has (A) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person's affiliates or associates until such tendered stock is accepted for purchase or exchange; or (B) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person's right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten (10) or more persons; or

3. has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) of subsection (2) above), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.

(g) "person" means any individual, corporation, partnership, unincorporated association or other entity.

(h) "stock" means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(i) "voting stock" means, with respect to any corporation, stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference to a percentage of voting stock shall refer to such percentage of the votes of such voting stock.

* * *

IN WITNESS WHEREOF, the undersigned has caused this Amended and Restated Certificate of Incorporation to be signed by Janet McGinness, Corporate Secretary of the Corporation, on _____, 2021.

Mastercard Incorporated

/s/ Janet McGinness
Name: Janet McGinness
Title: Corporate Secretary

We've received recognition for our culture of decency, including these awards:













Bloomberg Gender Equality Index

2017 - 2021

Corporate Equality Index

2020 & 2021
Best Places to Work for LGBTQ Equality

Disability Equality Index

2018 - 2020
Best Place to Work for Disability Inclusion

DiversityInc's Top 50 List

2016 - 2020

World's Most Ethical Companies

2016 - 2021
World's Most Ethical Companies

National Organization on Disability

2020 Leading Disability Employer

Our Inclusion Strategy at Mastercard

WHY THIS WORK IS IMPORTANT:

- Hire and retain the best and brightest talent
- Build and expand sales and customer markets
- Increase brand image
- Better problem solving and innovation



THE MASTERCARD WAY

Be Inclusive

AREAS OF FOCUS

Inclusion education and awareness

—

Ensuring all amployees can reach their greatest opportunity

FUNCTIONAL & REGIONAL PLANS

6 Functional Inclusion Plans

5 Regional Inclusion Plans

INITIATIVES

In Solidarity — Our 5-year plan to stand against racism and address equal opportunity for all

Gender Balance — Designing a better world for women that creates limitless possibilities for us all

LGBTQ Inclusion

Disability & Accessibility

(LGBTQ Inclusion; Disability & Accessibility) — Pushing for inclusive and supportive environments everywhere

ENABLERS

Seat at the Table — Our global engagement campaign to seek the missing perspective

Business Resource Groups (BRGs) — Nine BRGs, 130 chapters and 11,000+ members globally

Internal & External Reporting — Monitoring our progress and benchmarking